Liberty Centre, 1 Ameshoff Street, Braamfontein, 2001 P O Box 10499, Johannesburg 2000
Tel: (011) 408-3911 - Fax/Faks: (011) 408-2109
www.liberty.co.za e-mail/pos: info@liberty.co.za

LIBERTY LIFE

05007700

82-3924

SEC MAIL PROCESSING RECEIVED APR 2 8 2005 WASH, D.C. 185 SECTION

SUPPL

14 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
25049-0302

Dear Sir

LIBERTY GROUP LIMITED – EXEMPTION NUMBER 082394

I attach hereto information that has been filed by Liberty Group with the JSE Securities Exchange and information distributed to shareholders for the period ended 12 April 2005.

Yours faithfully
LIBERTY GROUP LIMITED

D S MTSHALI
ASSISTANT GROUP SECRETARY

PROCESSED
SEP 0 1 2005
THOMSON FINANCIAL

2005-01-28 08:00:05
LIBERTY LIFE/ LIBERTY HOLDINGS LIMITED - TRADING STATEMENT
LIBERTY GROUP LIMITED
("Liberty Life")
Registrationnumber 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360
Incorporated in the Republic of South Africa
LIBERTY HOLDINGS LIMITED
Registrationnumber 1968/002095/06
Alpha Code LBH
ISIN Code ZAE000004032
Incorporated in the Republic of South Africa
TRADING STATEMENT

Liberty Life"s audited results for the year ended 31 December 2004 will be released on 2 March 2005. Early indications are that headline earnings per share for 2004 will be between 25% and 35% higher than in 2003, notwithstanding the recognition of significant non-recurring expenditure incurred in 2004 relating mainly to the continuing operational restructuring of the group as well as the recently implemented black economic empowerment transaction. Earnings for 2004 have benefited from the shareholders" participation in investment returns on assets backing certain classes of policyholder business. The weighted average investment return in 2004 on the equity, managed and foreign assets portfolios was 22.7% versus 12.5% in 2003. Shareholders are however cautioned that the year-end actuarial valuation has not been completed and finalisation of this valuation may impact upon the initial estimate of headline earnings per share.

The information contained in this announcement has not been reviewed and reported on by the company"s auditors.

Liberty Holdings Limited is the holding company of Liberty Group Limited and has no other investments (other than cash) and carries on no other business other than that related to its investment in Liberty Group Limited. Consequently, Liberty Holdings Limited shareholders are referred to the comments made above in respect of Liberty Group Limited.

Shareholders are advised that the detailed circular pertaining to the scheme of arrangement regarding the intended offer to acquire all of the issued ordinary shares of Capital Alliance Holdings Limited, other than those already held by Liberty Group Limited, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited, will be issued on or about Wednesday, 9 February 2005.

Date: 28 January 2005
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 28/01/2005 08:00:15 AM Produced by the JSE SENS Department

2005-02-08 15:53:57

LIBERTY LIFE/ CAPITAL ALLIANCE - SALIENT DATES ANNOUNCEMENT

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")

Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT
ISIN: ZAE000011904
("Capital Alliance")

SALIENT DATES ANNOUNCEMENT IN RESPECT OF THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN CAPITAL ALLIANCE AND ITS SHAREHOLDERS

1. INTRODUCTION

Shareholders are referred to the joint announcements released on Wednesday, 1 December 2004 and Tuesday, 1 February 2005 in which it was announced that Liberty Life had submitted to the board of directors of Capital Alliance ("Capital Alliance Board") a notice of its firm intention to make an offer to acquire all the shares ("the offer") in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("scheme members") for a consideration of R17.50 per share so acquired ("scheme consideration"). It is intended that the offer, together with payment of a final dividend of R1.00 per share by Capital Alliance to its shareholders ("final dividend"), will be implemented by way of a scheme of arrangement in terms of section 311 the Companies Act No. 61 of 1973, as amended, to be proposed between Capital Alliance and its shareholders ("the scheme").

This announcement provides shareholders with details of the meeting of scheme members to be held to approve the scheme ("scheme meeting"), sets out the expected salient dates and times relating to the scheme and provides information regarding further documentation to be posted to Capital Alliance shareholders.

2. SCHEME MEETING

Capital Alliance shareholders are advised that in terms of an Order of The High Court of South Africa (Witwatersrand Local Division), dated Tuesday, 8 February 2005, the scheme meeting is to be held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00 on Monday, 7 March 2005 to consider and, if deemed fit, approve the scheme.

3. SALIENT DATES AND TIMES

The expected dates and times in relation to the scheme are set out below.

	2005
Last day to trade in Capital Alliance shares in order to be recorded in the register to vote at the scheme meeting, on	Thursday, 24 February
Voting record date to vote at the scheme meeting at 17:00, on	Thursday, 3 March
Last day to lodge forms of proxy for the scheme meeting by 09:00, on	Friday, 4 March
Scheme meeting to be held at 09:00, on	Monday, 7 March
Announcement of results of scheme meeting released on SENS, on	Monday, 7 March
Announcement of results of scheme meeting published in the press, on	Tuesday, 8 March
Court hearing to sanction the scheme, on	Tuesday, 12 April

Announcement regarding the sanctioning of the scheme released on SENS, on	Tuesday, 12 April
Announcement regarding the sanctioning of the scheme published in the press, on	Wednesday, 13 April
If the scheme is sanctioned:	
Last day to trade to participate in the scheme, on	Friday, 15 April
Suspension of Capital Alliance"s listing on the JSE Securities Exchange South Africa ("JSE") from commencement of trade, on	Monday, 18 April
Participation record date on which scheme members must be recorded in the register to be entitled to receive the scheme consideration and on which date Capital Alliance shareholders must be recorded in the register to be entitled to receive the final dividend, at 17:00, on	Friday, 22 April
Operative date of the scheme, on	Monday, 25 April
The final dividend and, against surrender of documents of title, the scheme consideration, is expected to be transferred or posted as the case may be to certificated Capital Alliance shareholders, on or within five business days, of	Monday, 25 April
In the case of shareholders who have dematerialised their Capital Alliance shares, safe custody accounts to be updated and accounts credited with the final dividend and the scheme consideration by the Central Securities Depository Participant or broker, on	Monday, 25 April
Termination of the listing of Capital Alliance shares on the JSE at commencement of trade, on	Tuesday, 26 April

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be released on SENS and published in the press.
2. Capital Alliance shareholders may not dematerialise or rematerialise their Capital Alliance shares after Friday, 15 April 2005.
3. Forms of proxy may also be handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting, or any adjournment or postponement thereof.
4. FURTHER DOCUMENTATION

A circular providing further information on the scheme and containing, inter alia, a notice of scheme meeting, a form of proxy and a form of surrender, will be posted to Capital Alliance shareholders on Wednesday, 9 February 2005.

Johannesburg

8 February 2005

Investment bank and transactional sponsor to Liberty Life

Standard Bank

Sponsor to Liberty Life

Merrill Lynch South Africa (Pty) Limited

Attorneys to Liberty Life

Werksmans Incorporated

(Registration number 1990/007215/21)

Investment bank to Capital Alliance
Investec Corporate Finance
Sponsor to Capital Alliance
Investec Bank Limited
Attorneys to Capital Alliance
Jowell Glyn & Marais Inc.
Reporting accountants to Capital Alliance
PricewaterhouseCoopers Inc
Independent adviser to the Capital Alliance Board
Rand Merchant Bank
A division of FirstRand Bank Limited
Date: 08/02/2005 03:54:04 PM Produced by the JSE SENS Department

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action to take, you should consult your CSDP, banker, broker, attorney, accountant or other professional adviser immediately.

The definitions and interpretations on pages 3 to 6 of this circular apply, *mutatis mutandis*, throughout this document (but not to the scheme document and the notice of the scheme meeting which contain their own definitions).

Action required

1. If you have disposed of all your shares in Capital Alliance, please forward this document to the purchaser of such shares or to the banker, broker or other agent through whom you disposed of such shares.
2. The action required by scheme members is set out on pages 16 to 18 of this circular.

CAPITAL ALLIANCE

Capital Alliance Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

This circular contains documents relating to:

a scheme of arrangement in terms of section 311 of the Companies Act, proposed by Liberty Life between Capital Alliance and its shareholders

and includes:

- a notice of scheme meeting (*yellow*);
- an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, which explains the provisions and effect of the scheme (*yellow*);
- the provisions of the scheme of arrangement in terms of section 311 of the Companies Act (*yellow*);
- the Order of Court convening the scheme meeting (*yellow*);
- statements in terms of section 312(1)(a)(ii) and (iii) of the Companies Act, which explain the financial effects of the scheme and disclose material interests of the directors of Capital Alliance;
- a form of proxy in respect of the scheme meeting (*blue*) (to be completed by certificated shareholders, dematerialised shareholders who are nominees and dematerialised shareholders who are beneficial shareholders and have own name registration); and
- a form of surrender (*pink*) (to be completed by certificated shareholders only).

Investment bank to Capital Alliance

Investec
Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Sponsor to Capital Alliance

Investec
Bank Limited
Investec Bank Limited
(Registration number 1969/004763/06)

Attorneys to Capital Alliance

JOWELL GLYN & MARAIS

Independent reporting accountants and auditors to Capital Alliance

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Independent adviser to the Capital Alliance board

RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Investment bank and transactional sponsor to Liberty Life

Standard Bank

Sponsor to Liberty Life

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Attorneys to Liberty Life

WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

This document is available in English only. Copies may be obtained from the registered office of Capital Alliance, Capital Alliance's sponsor and the transfer secretaries whose addresses are set out in the "Corporate Information and Advisers" section of this document.

Date of issue: 9 February 2005

CORPORATE INFORMATION AND ADVISERS TO CAPITAL ALLIANCE

Secretary and registered office

W T Green, FCIS
Capital Alliance Life Building
162 Anderson Street
Johannesburg, 2001
(PO Box 261813, Excom, 2023)

Investment bank

Investec Bank Limited
Corporate Finance
2nd Floor, 100 Grayston Drive
Sandown, Sandton, 2196
(PO Box 785700, Sandton, 2146)

Sponsor

Investec Bank Limited
Corporate Finance
2nd Floor, 100 Grayston Drive
Sandown, Sandton, 2196
(PO Box 785700, Sandton, 2146)

Independent adviser to the Capital Alliance board

Rand Merchant Bank
(A division of FirstRand Bank Limited)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Date of incorporation

13 March 1952

Place of incorporation

Pretoria

Independent reporting accountants and auditors

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
2 Eglin Road
Sunninghill, 2157
(Private Bag X36, Sunninghill, 2157)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Call centre number: 0861 100 634

Attorneys

Jowell Glyn & Marais Inc.
4th Floor, Jowell Glyn & Marais House
72 Grayston Drive
Sandown, Sandton, 2196
(PO Box 652361, Benmore, 2010)

CORPORATE INFORMATION AND ADVISERS TO LIBERTY LIFE

Secretary and registered office

V E Barnard, BCom
Liberty Centre
1 Ameshoff Street
Braamfontein, 2001
(PO Box 10499, Johannesburg, 2000)

Investment bank and transactional sponsor

The Standard Bank of South Africa Limited
3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Sponsor

Merrill Lynch South Africa (Proprietary) Limited
138 West Street
Sandown, Sandton, 2196
(PO Box 651987, Benmore, 2010)

Attorneys

Werksmans Inc.
155 – 5th Street
Sandown, Sandton, 2196
(Private Bag 10015, Sandton, 2146)

TABLE OF CONTENTS

GENERAL OVERVIEW

The definitions and interpretations on pages 3 to 6 of this document apply, *mutatis mutandis,* to this section on the general overview.

1. **INTRODUCTION**

1.1 Capital Alliance's shareholders are referred to the joint announcement by Liberty Life and Capital Alliance released on SENS on 1 December 2004 and published in the press on 2 December 2004, in terms of which it was announced that Liberty Life had submitted to the Capital Alliance board notice of its firm intention to make an offer to acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active and Capital Alliance Special Finance.

1.2 In order to implement the offer referred to in paragraph 1.1 above, Liberty Life is proposing the scheme which, on becoming operative, will result in Liberty Life acquiring all of the Capital Alliance shares held by scheme participants for a cash consideration of 1 750 cents per Capital Alliance share which will, if the operative date is after 15 May 2005, escalate at a rate equal to four full percentage points below the prime rate, from 16 May 2005 until the day immediately preceding the operative date, calculated on a daily basis and compounded monthly in arrear. The scheme, if implemented, will result in all of the issued shares in Capital Alliance being owned by Liberty Life directly, or indirectly through its subsidiaries.

1.3 In addition to the cash consideration to be paid by Liberty Life, referred to in paragraph 1.2 above, Capital Alliance will, if the scheme is implemented, pay a final dividend of 100 cents per Capital Alliance share to Capital Alliance shareholders recorded in the register on the participation record date.

1.4 The purpose of this circular is to convene the scheme meeting (as ordered by the Court) and to provide Capital Alliance shareholders with information relating to the scheme in order to enable scheme members to consider and, if deemed fit, approve the scheme.

1.5 Notice, full details and an explanation of the scheme are set out in the yellow pages of this circular.

1.6 Additional information regarding Capital Alliance is contained in the remainder of this circular.

2. **THE SCHEME MEETING**

The notice convening the scheme meeting is included from page 8 of this circular. The scheme meeting, at which scheme members will be asked to consider and, if deemed fit, approve the scheme, will be held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00 on Monday, 7 March 2005 or at a later time or date to which the scheme meeting may be adjourned or postponed.

DEFINITIONS AND INTERPRETATIONS

In this document, excluding the scheme document and the notice of the scheme meeting, which contain their own definitions and interpretations, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa* and words denoting one gender include the others. Expressions denoting natural persons include juristic persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column, as follows:

"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchange Control Act No. 1 of 1985, as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"Capital Alliance"	Capital Alliance Holdings Limited (registration number 1952/000756/06), a public company with limited liability, duly incorporated in South Africa, the shares of which are listed on the JSE;
"the Capital Alliance board"	the board of directors of Capital Alliance;
"Capital Alliance Group"	Capital Alliance and its subsidiaries;
"Capital Alliance shareholders"	holders of Capital Alliance shares;
"Capital Alliance shares"	ordinary shares in the issued share capital of Capital Alliance, which have a par value of 10 cents each;
"Capital Alliance Special Finance"	Capital Alliance Special Finance (Proprietary) Limited (registration number 2001/016883/07), a private company with limited liability, duly incorporated in South Africa and a wholly-owned subsidiary of Capital Alliance;
"cents"	South African cents in the official currency of South Africa;
"certificated scheme member"	a scheme member who holds certificated shares;
"certificated scheme participant"	a scheme participant who holds certificated shares;
"certificated shareholder"	a holder of certificated shares;
"certificated shares"	Capital Alliance shares which are not dematerialised shares;
"the circular" or "this circular" or "this document"	this bound document, dated 9 February 2005, including the scheme document, the statements in terms of section 312(1)(a) of the Companies Act, the section setting out the additional information, the annexures and the forms and notices it contains;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the Companies Act"	the Companies Act No. 61 of 1973, as amended;
"the Court"	the High Court of South Africa (Witwatersrand Local Division), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, South Africa;

"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No. 85 of 1992, as amended;
"dematerialised scheme member"	a scheme member who holds dematerialised shares;
"dematerialised scheme participant"	a scheme participant who holds dematerialised shares;
"dematerialised shareholder"	a holder of dematerialised shares;
"dematerialised shares"	those Capital Alliance shares that have been dematerialised through a CSDP or broker and are held in a sub-register;
"documents of title"	valid share certificates, certified transfer deeds, balance receipts or any other proof of ownership of Capital Alliance shares, acceptable to Liberty Life and Capital Alliance;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act No. 9 of 1933, as amended;
"excluded parties"	Liberty Life, Liberty Active and Capital Alliance Special Finance;
"the explanatory statement"	the explanatory statement as required by section 312(1)(a)(i) of the Companies Act, for purposes of the scheme, which is printed on yellow paper and set out on pages 11 to 18 of this circular;
"the final dividend"	a final dividend of 100 cents per Capital Alliance share to be paid in terms of the scheme by Capital Alliance to Capital Alliance shareholders recorded in the register on the participation record date;
"the first cautionary announcement"	the Capital Alliance cautionary announcement released on SENS on 12 November 2004;
"the form of surrender"	the form attached to this circular (pink), applicable to certificated shareholders only, to be completed and to accompany surrendered documents of title;
"GAAP"	South African Statements of Generally Accepted Accounting Practice;
"IEB"	Investec Employee Benefits Limited (registration number 1944/017130/06), a public company with limited liability, duly incorporated in South Africa;
"independent committee"	a committee of the Capital Alliance board consisting of the independent directors, L M Nestadt and B Gildenhuys, formed to consider the terms and conditions of the scheme;
"the JSE"	the JSE Securities Exchange South Africa;
"the last practicable date"	1 February 2005, being the last practicable date prior to the finalisation of this document;
"Liberty Active"	Liberty Active Limited (registration number 1984/011344/06), formerly Charter Life Insurance Company Limited, a public company with limited liability, duly incorporated in South Africa and registered as a long-term insurer in terms of the Long-term Insurance Act, which is a wholly-owned subsidiary of Liberty Life;
"Liberty Life"	Liberty Group Limited (registration number 1957/002788/06), a public company with limited liability, duly incorporated in South Africa and registered as a long-term insurer in terms of the Long-term Insurance Act, the shares of which are listed on the JSE;
"Liberty Life Group"	Liberty Life and its subsidiaries;

"the Long-term Insurance Act"	the Long-term Insurance Act No. 52 of 1998, as amended;
"the operative date"	the date on which the scheme becomes operative, being the first business day immediately after the participation record date. The operative date is expected to be Monday, 25 April 2005;
"own name registration"	the registration of dematerialised shares in the name of the beneficial owner thereof (as opposed to in the name of a nominee for the beneficial owner) in a sub-register;
"the participation record date"	the date and time on which a Capital Alliance shareholder, other than the excluded parties, must be recorded in the register to receive the scheme consideration and on which a Capital Alliance shareholder must be recorded in the register to receive the final dividend, which record date is expected to be at 17:00 on Friday, 22 April 2005;
"prime rate"	the prime overdraft rate of interest as charged (and calculated) by Standard Bank to its most favoured corporate customers in respect of unsecured overdraft facilities from time to time, as certified by any manager of that bank whose appointment it will not be necessary to prove;
"register"	Capital Alliance's register of members, including all sub-registers;
"rand" or "R"	the official currency of South Africa;
"Rentmeester"	Rentmeester Assurance Limited (registration number 1957/002523/06), a public company, with limited liability, duly incorporated in South Africa;
"RMB"	FirstRand Bank Limited (registration number 1929/001225/06), acting through Rand Merchant Bank Corporate Finance in its capacity as independent adviser to the Capital Alliance board regarding the fairness and reasonableness of the scheme consideration and the final dividend;
"SARB"	the South African Reserve Bank;
"the scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between Capital Alliance and the Capital Alliance shareholders, in terms of which Liberty Life will acquire the scheme shares in exchange for the scheme consideration and Capital Alliance will pay the final dividend, the terms and conditions of which are contained in the scheme document, subject to any modification or amendment made thereto;
"the scheme consideration"	the consideration payable in cash to each scheme participant in terms of the scheme, being 1 750 cents per scheme share which will, if the operative date is after 15 May 2005, escalate at a rate equal to four full percentage points below the prime rate, from 16 May 2005 until the day immediately preceding the operative date, calculated on a daily basis and compounded monthly in arrear;
"the scheme document"	pages 19 to 27 of this circular;
"the scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(1) of the Companies Act (including any adjournment or postponement thereof), to be held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00, on Monday, 7 March 2005 to consider and, if deemed fit, approve the scheme;
"scheme member"	each Capital Alliance shareholder, other than the excluded parties, recorded in the register on the voting record date, who is entitled to attend and vote at the scheme meeting;

"scheme participant"	each Capital Alliance shareholder, other than the excluded parties, recorded in the register on the participation record date, who will dispose of his scheme shares and become entitled to receive the scheme consideration, if the scheme becomes operative;
"scheme shares"	all of the Capital Alliance shares held by scheme participants on the participation record date, totalling 176 812 486 Capital Alliance shares;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"the SRP"	the Securities Regulation Panel, established in terms of section 440B of the Companies Act;
"Standard Bank"	The Standard Bank of South Africa Limited (registration number 1962/000738/06), a public company with limited liability, duly incorporated in South Africa and investment bank and transactional sponsor to Liberty Life;
"sub-register"	each of Capital Alliance's sub-registers of members administered and maintained by CSDPs in electronic form;
"the suspensive conditions"	the suspensive conditions set out in paragraph 4 of the explanatory statement;
"subsidiary"	a subsidiary company, as defined in section 1 of the Companies Act;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/06), situated on the Ground Floor, 70 Marshall Street, Johannesburg and the transfer secretaries of Capital Alliance;
"treasury shares"	Capital Alliance shares held by Capital Alliance Special Finance;
"the valuation statement"	the valuation statement in terms of section 312(1)(a)(ii) of the Companies Act and set out on pages 31 to 36 of this circular; and
"the voting record date"	17:00 on Thursday, 3 March 2005, being the date and time on which Capital Alliance shareholders, other than the excluded parties, must be recorded in the register in order to vote at the scheme meeting.

All abovementioned dates and times are subject to amendment. Details of any such amendments will be released on SENS and published in the press.

THE SCHEME

NOTICE OF SCHEME MEETING

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION)

BEFORE THE HONOURABLE MR JUSTICE WILLIS **Case number 05/2134**

In the *ex parte* application of

CAPITAL ALLIANCE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)

NOTICE IS HEREBY GIVEN in terms of an Order of Court dated 8 February 2005, that –

1. Liberty Group Limited ("Liberty Life") has proposed a scheme of arrangement ("the scheme") between Capital Alliance Holdings Limited ("Capital Alliance") and the shareholders of Capital Alliance ("Capital Alliance shareholders"); and
2. the High Court of South Africa (Witwatersrand Local Division) has ordered that a meeting ("scheme meeting") in terms of section 311 of the Companies Act No. 61 of 1973, as amended ("the Companies Act"), of Capital Alliance shareholders, other than Liberty Life, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("the excluded parties") be held under the chairpersonship of Mr Phillip Vallet of Fluxmans Inc. or failing him, Mr Clive Zev Cohen, SC or, failing both of them, such other independent advocate or attorney as may be appointed by the above Honourable Court, on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00 on Monday, 7 March 2005 for the purpose of considering and, if deemed fit, agreeing, with or without modification, to the scheme.

The scheme is subject to the fulfilment of the suspensive conditions stated therein including, but not limited to, the sanction of the above Honourable Court.

The essence of the scheme is that, upon its implementation, all of the shares in the issued share capital of Capital Alliance, other than those held by the excluded parties, will be acquired by Liberty Life in consideration for which Capital Alliance shareholders, other than the excluded parties, will receive 1 750 cents per Capital Alliance share, in cash. In addition, if the scheme is implemented, Capital Alliance shall pay a final dividend of 100 cents per Capital Alliance share to Capital Alliance shareholders. The detailed terms and conditions of the scheme are contained in the scheme document approved by the above Honourable Court, which is available as referred to below.

Copies of this notice, the scheme document, the statements in terms of section 312(1)(a) of the Companies Act which explain the scheme, the approved form of proxy to be used at the scheme meeting and the Order of Court convening the scheme meeting have been sent to the Capital Alliance shareholders and may, during normal business hours from the date of this notice up to and including the date on which application is made to sanction the scheme, be inspected (or obtained by any Capital Alliance shareholder, free of charge) at the registered office of Capital Alliance, being Capital Alliance Life Building, 162 Anderson Street, Johannesburg, the office of the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg and the office of Investec Bank Limited, Corporate Finance, 2nd Floor, 100 Grayston Drive, Sandown, Sandton.

Each scheme member (being a member of Capital Alliance, other than the excluded parties, registered as such at 17:00 on Thursday, 3 March 2005) may attend, speak and vote or abstain from voting in person at the scheme meeting, or may appoint one or more proxies (who need not be members of Capital Alliance) to attend, speak and vote or abstain from voting at the scheme meeting in the place of such scheme member. If more than one proxy is appointed on a single form of proxy, then only one of those proxies (in order of appointment) will be entitled to exercise that proxy. In the case of joint shareholders, the vote of the senior shareholder (for which purpose seniority will be determined by the order in which the names of the joint shareholders stand in Capital Alliance's register of members) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote of the other joint shareholder(s). Properly completed forms of proxy must be lodged with the transfer secretaries of Capital Alliance, being Computershare Investor Services 2004 (Proprietary) Limited situated on the Ground Floor, 70 Marshall Street, Johannesburg (PO Box 61051, Marshalltown, 2107), to be received by not later than 09:00 on Friday, 4 March 2005 (or 24 hours before any adjourned or postponed

scheme meeting) or handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting (or any adjournment or postponement thereof). Notwithstanding the foregoing, the chairperson of the scheme meeting may approve, in his discretion, the use of any other form of proxy.

A beneficial owner of dematerialised ordinary shares in Capital Alliance who does not have own name registration and who wishes to attend and vote at the scheme meeting, or any adjournment or postponement thereof, should timeously inform his Central Securities Depository Participant ("CSDP") or broker of his intention to attend and vote at the scheme meeting, or any adjournment or postponement thereof, in order for his CSDP or broker to issue him with the necessary authorisations to attend and vote at the scheme meeting, or any adjournment or postponement thereof. Should such beneficial owner not wish to attend the scheme meeting, or adjournment or postponement in person, he should timeously provide his CSDP or broker with his voting instructions in order for his votes to be represented at the scheme meeting, or any adjournment or postponement thereof.

In terms of the aforementioned Order of Court, the chairperson of the scheme meeting must report the results thereof to the above Honourable Court on Tuesday, 12 April 2005 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson's report to the Court will be available to any Capital Alliance shareholder free of charge at the registered office of Capital Alliance, being Capital Alliance Life Building, 162 Anderson Street, Johannesburg, during normal business hours for at least one week prior to the day of such hearing. At that hearing, Capital Alliance will seek an Order sanctioning the scheme in terms of section 311 of the Companies Act.

Notice of any adjournment or postponement of the scheme meeting (and any consequent amendment of the dates and times contained in this notice for registration in order to be a scheme member and for delivery of proxies) shall be published on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in any English newspaper and Afrikaans newspaper circulating nationally, not less than one week prior to the earliest of the amended dates and times.

Mr Phillip Vallet
Chairperson of scheme meeting

Attorneys to Capital Alliance Holdings Limited
Jowell Glyn & Marais Inc.
c/o Brodkin Sohn Attorneys
16th Floor, Sanlam Centre
Corner Jeppe and Von Wielligh Streets
Johannesburg
2001
Tel: (011) 292 6700
Fax: (011) 784 4215
Ref: A Maimonis

IMPORTANT DATES AND TIMES (note 1)

The definitions and interpretations on pages 3 to 6 of this document apply, *mutatis mutandis*, to this section on important dates and times.

	2005
Last day to trade in Capital Alliance shares in order to be recorded in the register to vote at the scheme meeting, on	Thursday, 24 February
Voting record date to vote at the scheme meeting at 17:00, on	Thursday, 3 March
Last day to lodge forms of proxy for the scheme meeting *(blue)* by 09:00, on	Friday, 4 March
Scheme meeting to be held at 09:00, on	**Monday, 7 March**
Announcement of results of scheme meeting released on SENS, on	Monday, 7 March
Announcement of results of scheme meeting published in the press, on	Tuesday, 8 March
Court hearing to sanction the scheme, on	**Tuesday, 12 April**
Announcement regarding the sanctioning of the scheme released on SENS, on	Tuesday, 12 April
Announcement regarding the sanctioning of the scheme published in the press, on	Wednesday, 13 April
If the scheme is sanctioned:	
Last day to trade to participate in the scheme, on	Friday, 15 April
Suspension of Capital Alliance's listing on the JSE from commencement of trade, on	Monday, 18 April
Participation record date on which Capital Alliance shareholders, other than the excluded parties, must be recorded in the register to be scheme participants and to be entitled to receive the scheme consideration and on which date Capital Alliance shareholders must be recorded in the register to be entitled to receive the final dividend, at 17:00, on	Friday, 22 April
Operative date of the scheme, on	Monday, 25 April
The final dividend and, against surrender of documents of title, the scheme consideration, is expected to be transferred or posted as the case may be to certificated shareholders, on or within five business days, of	Monday, 25 April
In the case of shareholders who have dematerialised their Capital Alliance shares, safe custody accounts to be updated and accounts credited with the scheme consideration and the final dividend by the CSDP or broker, on	Monday, 25 April
Termination of the listing of Capital Alliance shares on the JSE at commencement of trade, on	Tuesday, 26 April

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be released on SENS and published in the press.
2. Capital Alliance shareholders may not dematerialise or rematerialise their Capital Alliance shares after Friday, 15 April 2005.
3. Forms of proxy may also be handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting, or any adjournment or postponement thereof.

CAPITAL ALLIANCE

Capital Alliance Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

EXPLANATORY STATEMENT OF THE EFFECT OF THE SCHEME IN TERMS OF SECTION 312(1)(a)(i) OF THE COMPANIES ACT

The definitions and interpretations on pages 3 to 6 apply, *mutatis mutandis*, to this explanatory statement on the effect of the scheme in terms of section 312(1)(a)(i) of the Companies Act.

1. THE PURPOSE OF THIS DOCUMENT

The purpose of this document is to explain, *inter alia*, the effect of the scheme on the Capital Alliance shareholders in the event of the scheme being approved.

This document also explains:

- the suspensive conditions to which the scheme is subject;
- how Capital Alliance shareholders will be informed of the fulfilment of the suspensive conditions;
- what must be done to enable scheme members to vote at the scheme meeting referred to below; and
- what Capital Alliance shareholders are required to do in order to obtain and enforce the rights created by the scheme and how those rights may be lost through inaction.

This explanatory statement should be read in conjunction with the scheme document and other documents contained in the circular, of which this explanatory statement forms part, in their entirety in order to gain a full appreciation thereof.

2. THE NATURE OF A SCHEME UNDER SECTION 311 OF THE COMPANIES ACT

Section 311 of the Companies Act permits a company to apply to court for leave to convene a meeting of its shareholders for the purpose of considering a scheme between the company and its shareholders. The meeting of those shareholders is referred to as a "scheme meeting".

Shareholders of that company, who are recorded in the register of members of the company on the voting record date, are entitled to be present or be represented, and to vote, at the scheme meeting. If the scheme is approved at the scheme meeting by the required majority of scheme members (the required majority is set out in paragraph 4.1.1.1 of this explanatory statement), application is made to court for the sanctioning of the scheme. If that court orders that the scheme be sanctioned, then that order must be lodged with the Registrar of Companies and upon registration of that order, the scheme becomes binding on the company and its shareholders recorded in the register of members of the company on a participation record date and their rights then become regulated by the terms of the scheme.

The scheme to which this document relates is one proposed under section 311 of the Companies Act.

Should the scheme be approved by Capital Alliance shareholders, other than the excluded parties, recorded in the register on the voting record date, the other suspensive conditions to which the scheme is subject, be fulfilled, the Court order that the scheme be sanctioned and the Registrar of Companies register that Order, the scheme will become operative and the Capital Alliance shareholders recorded in the register on the participation record date will be bound by the scheme and be required to take the steps outlined in the scheme explained below.

3. THE SUBSTANCE OF THE SCHEME

The scheme is directed at the Capital Alliance shareholders. If the scheme becomes operative –

3.1 its effect will be that –

3.1.1 Capital Alliance shareholders, other than the excluded parties, who are recorded in the register on the participation record date, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) all of the Capital Alliance shares held by them as at the participation record date (whether they hold those shares in certificated or dematerialised form), to Liberty Life, which shall acquire ownership of such shares. As a result, all the issued shares in Capital Alliance will be owned by Liberty Life directly, or indirectly through its subsidiaries;

3.1.2 in consideration for its disposal of each scheme share, each scheme participant will become entitled to receive the scheme consideration in accordance with paragraph 9 of this explanatory statement;

3.1.3 Capital Alliance will, on or about the operative date, pay a final dividend of 100 cents to Capital Alliance shareholders who are recorded in the register on the participation record date; and

3.1.4 the listing of Capital Alliance shares on the JSE will be terminated;

3.2 Capital Alliance shareholders, other than the excluded parties, who are recorded in the register on the participation record date, shall, *inter alia*, be deemed to have –

3.2.1 irrevocably authorised and instructed Capital Alliance as their attorney and agent to implement the transfer of the scheme shares into the name of Liberty Life;

3.2.2 authorised and instructed Capital Alliance as principal, but with the power to appoint agents, to collect from Liberty Life the scheme consideration for delivery to the scheme participants; and

3.2.3 authorised and instructed every CSDP or broker to transfer, against receipt of the scheme consideration, the dematerialised scheme participant's shares to Liberty Life in the manner described in section 91A(4)(a) of the Companies Act.

4. SUSPENSIVE CONDITIONS TO THE SCHEME

4.1 The scheme is subject to the fulfilment, or (where possible) waiver, as the case may be, of the following suspensive conditions –

4.1.1 on or before 30 April 2005 –

4.1.1.1 the scheme is approved, with or without modification, by a majority representing not less than three-fourths (75%) of the votes exercisable by scheme members present and voting, either in person or by proxy, at the scheme meeting;

4.1.1.2 the Court grants an Order that the scheme be sanctioned in terms of section 311 of the Companies Act and the Registrar of Companies registers such Order;

4.1.1.3 the Registrars of Long-term Insurance and Short-term Insurance approve the acquisition by Liberty Life of an indirect interest in the long-term and short-term insurance interests, respectively, within the Capital Alliance Group;

4.1.1.4 all relevant competition authorities approve the scheme, either unconditionally or subject to such conditions as are acceptable to Liberty Life; and

4.1.1.5 all other regulatory approvals or consents necessary for the implementation of the scheme are obtained, either unconditionally or subject to such conditions as are acceptable to Liberty Life;

4.1.2 until the date on which the Court grants the Order referred to in paragraph 4.1.1.2 of this explanatory statement, there is no breach by Capital Alliance of the undertakings given by Capital Alliance referred to in paragraph 5 of this explanatory statement.

4.2 Liberty Life may, by written notice to Capital Alliance on one or more occasions, extend the dates for fulfilment of the conditions referred to in paragraphs 4.1.1.1 to 4.1.1.5 of this explanatory statement, up to 30 June 2005. Any extension/s beyond this date require agreement in writing between Liberty Life and Capital Alliance. The condition referred to in paragraph 4.1.2 of this explanatory statement may be waived by Liberty Life at any time prior to the date on which the Court grants the Order referred to in paragraph 4.1.1.2 of this explanatory statement, by Liberty Life giving written notice of such waiver to Capital Alliance.

4.3 The suspensive conditions are consistent with those normally incorporated in schemes of this nature.

4.4 Capital Alliance shareholders will be informed through an announcement released on SENS and published in the press upon the fulfilment of the suspensive conditions.

4.5 Liberty Life reserves the right to implement the acquisition of Capital Alliance shares by other appropriate means should any of the suspensive conditions not be fulfilled.

5. UNDERTAKINGS

Until the operative date, Capital Alliance has undertaken to Liberty Life –

5.1 to continue to operate its business as it has in the recent past and not engage in any transactions outside the ordinary course of business;

5.2 not to engage in any acquisitions of new businesses and/or life insurance books, unless in consultation with Liberty Life;

5.3 to continue to make regularly scheduled payments on its existing debt and not incur any additional indebtedness, except in the ordinary course of business;

5.4 not to make, declare or pay any ordinary dividend, other than the final dividend, or make any distribution in respect of its share capital or repurchase any of its shares; and

5.5 not to issue any new shares, options or convertible securities.

6. NOTICE OF SCHEME MEETING

The notice convening the scheme meeting on page 8 of this document, which is to be held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00 on Monday, 7 March 2005 is attached and forms part of this document.

7. ATTENDANCE AND VOTING AT THE SCHEME MEETING

Capital Alliance shareholders, other than the excluded parties, reflected in the register at the voting record date, will be entitled to attend or be represented and to vote at the scheme meeting.

7.1 Scheme members holding share certificates and scheme members who have dematerialised their shares and are either nominees or beneficial holders of Capital Alliance shares who have own name registration, who are unable to attend the scheme meeting and wish to be represented thereat, must complete and return the attached form of proxy *(blue)* to the transfer secretaries, Computershare Investor Service 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by 09:00 on Friday, 4 March 2005 (or 24 hours before any adjourned or postponed scheme meeting) or must hand that form to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting, or any adjournment or postponement thereof.

7.2 Beneficial holders of Capital Alliance shares who have dematerialised their shares through a CSDP or broker and who do not have own name registration who wish to attend the scheme meeting, must instruct their CSDP or broker to issue them with the necessary authority to attend or, if they do not wish to attend the scheme meeting but wish to be represented thereat, must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.

8. SANCTIONING OF THE SCHEME BY THE COURT

Subject to the scheme being approved by the requisite majority of scheme members at the scheme meeting, an application will be made to the Court at 10:00 on Tuesday, 12 April 2005, or as soon thereafter as Counsel may be heard, to sanction the scheme. Scheme members are entitled to attend at the Court, which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, in person, or to be represented by Counsel and to be heard concerning any objections they may have in respect of such application.

It is expected that the operative date of the scheme will be Monday, 25 April 2005. Any change in the expected dates will be released on SENS and published in the press.

9. SETTLEMENT OF THE SCHEME CONSIDERATION AND PAYMENT OF THE FINAL DIVIDEND

9.1 No set-off of consideration

Settlement of the scheme consideration to which a scheme participant becomes entitled in terms of the scheme will be implemented, in full, in accordance with the terms and conditions of the scheme and as explained in paragraphs 9.2 and 9.3 of this explanatory statement, without regard to any lien, right of set-off, counterclaim or other analogous right to which Liberty Life may otherwise have been entitled.

If the scheme becomes operative, Liberty Life shall deliver the scheme consideration to Capital Alliance on the operative date. Delivery by Liberty Life to Capital Alliance, as principal, of the scheme consideration shall be the sole and exclusive manner of discharge by Liberty Life of its obligations in respect of the scheme. Settlement of the scheme consideration due to the scheme participants will be effected exclusively by Capital Alliance, as principal, in the manner set out in paragraphs 9.2 and 9.3 of this explanatory statement.

If the scheme becomes operative, the rights of scheme participants to receive the scheme consideration will be rights enforceable by scheme participants against Capital Alliance only. Scheme participants will, in turn, be entitled to require Capital Alliance to enforce its rights in terms of the scheme against Liberty Life.

9.2 Surrender of documents of title – applicable to certificated scheme participants only

9.2.1 Certificated scheme participants must complete the form of surrender *(pink)* attached to this circular and send it together with their documents of title in order to participate in the scheme, failing which they will not receive the scheme consideration or be able to trade in Capital Alliance shares. Payment of the scheme consideration will be effected, at the risk of the certificated scheme participant concerned, within five business days after the later of the operative date and the receipt by the transfer secretaries of the relevant scheme participant's documents of title and a duly completed and signed form of surrender. The surrender of documents of title only applies to certificated scheme participants. **Dematerialised scheme participants need not take any action as their safe custody accounts will be automatically amended on the operative date by their CSDP or broker.**

9.2.2 Certificated scheme participants who wish to anticipate the approval and sanctioning of the scheme should complete the attached form of surrender *(pink)* and return that form, together with the documents of title and at their own risk, as soon as possible to the transfer secretaries, Computershare Investor Service 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107).

9.2.3 Alternatively, certificated scheme participants can wait until the operative date, and surrender their documents of title at their own risk, under cover of the completed attached form of surrender *(pink)* at that time. Certificated scheme participants whose brokers hold their documents of title should notify their broker to surrender their documents of title on their behalf.

9.2.4 No receipts will be issued for documents of title surrendered unless specifically requested. In order to comply with the requirements of the JSE, the lodging agents are required to prepare special transaction receipts, if requested.

9.2.5 Documents of title surrendered by certificated scheme participants prior to the operative date, in anticipation of the approval and sanctioning of the scheme, will be held in trust by the transfer secretaries pending the approval and sanctioning of the scheme. Should the scheme not be approved and sanctioned for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved and sanctioned, return the documents of title to the certificated scheme participants concerned, by registered post, at the risk of such certificated scheme participants.

9.2.6 The attention of certificated shareholders is drawn to the fact that if the documents of title in respect of certificated shares are surrendered in advance, it will not be possible to dematerialise those share certificates between the date of surrender and the participation record date. In addition, no dematerialisation or rematerialisation of share certificates will take place after the last day to trade to participate in the scheme, being Friday, 15 April 2005. Capital Alliance shares may only be traded in dematerialised form. The attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title before the operative date, they will not be able to trade their Capital Alliance shares on the JSE after such surrender.

9.2.7 Certificated scheme participants should note that they need not dematerialise their Capital Alliance shares in order to participate in the scheme.

9.2.8 Despite the provisions of paragraph 9.2.1 of this explanatory statement, if documents of title have been lost or destroyed and the holder produces evidence to this effect to the satisfaction of Liberty Life and Capital Alliance, Liberty Life and Capital Alliance may dispense with the requirement to surrender documents of title against provision of an acceptable indemnity by the relevant certificated scheme participant, the costs of which will be borne by the certificated scheme participant concerned.

9.2.9 Once the scheme is approved and sanctioned, a document containing a further copy of the attached form of surrender will be sent to all certificated scheme participants who have not yet surrendered their documents of title.

9.3 Exchange Control Regulations

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. Any scheme participants who have any doubts as to the application thereof should consult their professional advisers as soon as possible.

9.3.1 *Residents of the common monetary area*

In the case of –

9.3.1.1 a certificated scheme participant whose registered address in the register is within the common monetary area and whose documents of title are not endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to his registered address (or electronically transferred to such scheme participant's bank account if the transfer secretaries have details of that bank account, the certificated scheme participant concerned has concluded a mandate with the transfer secretaries and the certificated scheme participant surrendered his documents of title before 12:00 on Friday, 22 April 2005), unless written instructions to the contrary are received and an address provided. The attached form of surrender *(pink)* makes provision for a substitute address; or

9.3.1.2 a dematerialised scheme participant, the scheme consideration will be paid to his duly appointed CSDP or broker and credited to that scheme participant in terms of the provisions of the custody agreement with his CSDP or broker.

9.3.2 *Emigrants from the common monetary area*

In the case of scheme participants who are emigrants from the common monetary area and whose Capital Alliance shares form part of their blocked assets, the scheme consideration will –

9.3.2.1 in the case of a certificated scheme participant, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such scheme participant's blocked assets in terms of the Exchange Control Regulations. The attached form of surrender *(pink)* makes provision for details of the authorised dealer concerned to be given; or

9.3.2.2 in the case of a dematerialised scheme participant, be paid to his CSDP or broker, which shall arrange for the same to be credited directly to the blocked rand bank account of the scheme participant with his authorised dealer.

9.3.3 ***All other non-residents of the common monetary area***

The scheme consideration accruing to non-resident scheme participants whose registered addresses are outside the common monetary area and who are not emigrants from the common monetary area will –

9.3.3.1 in the case of a certificated scheme participant whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to his registered address, unless written instructions to the contrary are received and an address provided. The attached form of surrender *(pink)* makes provision for a substitute address; or

9.3.3.2 in the case of a dematerialised scheme participant, be paid to his duly appointed CSDP or broker and credited to that scheme participant in terms of the provisions of the custody agreement with his CSDP or broker.

9.4 **Payment of the final dividend**

In the case of –

9.4.1 a certificated shareholder, the final dividend will be paid on the operative date by way of electronic transfer, if the transfer secretaries have details of the bank account to which transfer must be made and the certificated shareholder concerned has concluded a mandate to this effect with the transfer secretaries before 12:00 on Friday, 22 April 2005. Failing this, dividend cheques will be posted within five business days after the operative date; and

9.4.2 a dematerialised shareholder, the final dividend will be paid to his duly appointed CSDP or broker on the operative date and credited to his account in terms of the provisions of the custody agreement with his CSDP or broker.

10. IMPORTANT DATES AND TIMES

Shareholders are referred to the important dates and times listed on page 10 of this circular.

11. ACTION REQUIRED BY SCHEME MEMBERS

Please take careful note of the following provisions regarding the action required by scheme members.

If you are in any doubt as to what action to take, consult your CSDP, banker, broker, attorney or other professional adviser immediately.

11.1 If you have dematerialised your Capital Alliance shares and you **do not** have own name registration:

11.1.1 ***Voting at the scheme meeting***

11.1.1.1 Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the scheme meeting and thereafter to cast your vote in accordance with your instructions.

11.1.1.2 If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

11.1.1.3 If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker.

11.1.1.4 You must **not** complete the attached form of proxy for the scheme meeting *(blue)*.

11.1.2 ***Attendance and representation at the scheme meeting and the Court hearing***

In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the scheme meeting and/or to appear or to be represented by Counsel at the Court hearing to sanction the scheme or send a proxy to represent you at the scheme meeting. Your CSDP or broker will then issue the necessary letter of authority to you to attend or be represented at the scheme meeting and/or to appear or to be represented by Counsel at the Court hearing.

11.2 If you are a nominee holder of dematerialised Capital Alliance shares or you are a beneficial holder of dematerialised shares and you do have own name registration:

11.2.1 ***Voting and attendance at the scheme meeting***

11.2.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

11.2.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy for the scheme meeting *(blue)* in accordance with the instructions it contains and return it to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 09:00 on Friday, 4 March 2005 (or 24 hours before any adjourned or postponed scheme meeting) or handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting, or any adjournment or postponement thereof.

11.2.2 ***Attendance at the Court hearing to sanction the scheme***

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme. The Court hearing is expected to occur at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 12 April 2005 in the Court.

11.3 If you are a nominee holder of dematerialised Capital Alliance shares or you are a beneficial holder of dematerialised Capital Alliance shares (with or without own name registration):

Should the scheme be implemented, safe custody accounts will automatically be updated by your CSDP or broker in accordance with your safe custody agreement. You must therefore **not** complete the attached form of surrender *(pink)*.

11.4 If you have not dematerialised your Capital Alliance shares:

11.4.1 ***Voting and attendance at the scheme meeting***

11.4.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

11.4.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy for the scheme meeting *(blue)* in accordance with the instructions it contains and return it to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 09:00 on Friday, 4 March 2005 or handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting, or any adjournment or postponement thereof.

11.4.2 ***Attendance at the Court hearing to sanction the scheme***

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme. The Court hearing is expected to occur at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 12 April 2005 in the Court.

11.4.3 ***Surrender of documents of title***

Your attention is drawn to the fact that, in the event that the scheme becomes operative, your documents of title must be surrendered in the manner described in paragraph 9.2 of this explanatory statement in order for you to receive the scheme consideration.

11.5 If you wish to dematerialise your Capital Alliance shares, please contact your CSDP or broker.

11.6 Shareholders are advised to consult their professional advisers about their personal tax positions regarding the scheme.

11.7 If you have disposed of all of your Capital Alliance shares, this document should be handed to the purchaser of such shares or the broker, banker or other agent who disposed of your shares for you.

12. **AUTHORSHIP**

Standard Bank has compiled this explanatory statement on behalf of the boards of directors of Capital Alliance and Liberty Life, who have furnished the information and facts contained herein.

For and on behalf of:

CAPITAL ALLIANCE HOLDINGS LIMITED

W T Green
Company Secretary

Johannesburg
9 February 2005

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
9 February 2005

CAPITAL ALLIANCE

Capital Alliance Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

DETAILED TERMS AND CONDITIONS OF THE SCHEME OF ARRANGEMENT IN TERMS OF SECTION 311 OF THE COMPANIES ACT NO. 61 OF 1973, AS AMENDED, PROPOSED BY LIBERTY GROUP LIMITED BETWEEN CAPITAL ALLIANCE HOLDINGS LIMITED AND THE SHAREHOLDERS OF CAPITAL ALLIANCE HOLDINGS LIMITED

1. DEFINITIONS AND INTERPRETATIONS

In this document, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa*, words denoting one gender shall include the other genders, expressions denoting natural persons shall include juristic persons and associations of persons and *vice versa* and words in the first column below shall have the meaning stated opposite them in the second column below:

"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchange Control Act No. 1 of 1985, as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"Capital Alliance"	Capital Alliance Holdings Limited (registration number 1952/000756/06), a public company with limited liability, duly incorporated in South Africa, the shares of which are listed on the JSE;
"Capital Alliance shareholders"	holders of Capital Alliance shares;
"Capital Alliance shares"	ordinary shares in the issued share capital of Capital Alliance, which have a par value of 10 cents each;
"Capital Alliance Special Finance"	Capital Alliance Special Finance (Proprietary) Limited (registration number 2001/016883/07), a private company with limited liability, duly incorporated in South Africa and a wholly-owned subsidiary of Capital Alliance;
"cents"	South African cents in the official currency of South Africa;
"certificated scheme member"	a scheme member who holds certificated shares;
"certificated scheme participant"	a scheme participant who holds certificated shares;
"certificated shareholder"	a holder of certificated shares;
"certificated shares"	Capital Alliance shares which are not dematerialised shares;
"the circular"	the circular to shareholders of Capital Alliance in which the scheme document is incorporated;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the Companies Act"	the Companies Act No. 61 of 1973, as amended;
"the Court"	the High Court of South Africa (Witwatersrand Local Division), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, South Africa;
"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No. 85 of 1992, as amended;

"dematerialised scheme member"	a scheme member who holds dematerialised shares;
"dematerialised scheme participant"	a scheme participant who holds dematerialised shares;
"dematerialised shareholder"	a holder of dematerialised shares;
"dematerialised shares"	those Capital Alliance shares that have been dematerialised through a CSDP or broker and are held in a sub-register;
"documents of title"	valid share certificates, certified transfer deeds, balance receipts or any other proof of ownership of Capital Alliance shares, acceptable to Liberty Life and Capital Alliance;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act No. 9 of 1933, as amended;
"excluded parties"	Liberty Life, Liberty Active and Capital Alliance Special Finance;
"the final dividend"	a final dividend of 100 cents per Capital Alliance share to be paid in terms of the scheme by Capital Alliance to Capital Alliance shareholders recorded in the register on the participation record date;
"JSE"	the JSE Securities Exchange South Africa;
"Liberty Active"	Liberty Active Limited (registration number 1984/011344/06), formerly Charter Life Insurance Company Limited, a public company with limited liability, duly incorporated in South Africa and registered as a long-term insurer in terms of the Long-term Insurance Act, which is a wholly-owned subsidiary of Liberty Life;
"Liberty Life"	Liberty Group Limited (registration number 1957/002788/06), a public company with limited liability, duly incorporated in South Africa and registered as a long-term insurer in terms of the Long-term Insurance Act, the shares of which are listed on the JSE;
"Liberty Life Group"	Liberty Life and its subsidiaries;
"Long-term Insurance Act"	the Long-term Insurance Act No. 52 of 1998, as amended;
"the operative date"	the date on which the scheme becomes operative, being the first business day immediately after the participation record date. The operative date is expected to be Monday, 25 April 2005;
"own name registration"	the registration of dematerialised shares in the name of the beneficial owner thereof (as opposed to in the name of a nominee for the beneficial owner) in a sub-register;
"the participation record date"	the date and time on which a Capital Alliance shareholder, other than the excluded parties, must be recorded in the register to receive the scheme consideration and on which a Capital Alliance shareholder must be recorded in the register to receive the final dividend, which date is expected to be at 17:00 on Friday, 22 April 2005;
"prime rate"	the prime overdraft rate of interest as charged (and calculated) by Standard Bank to its most favoured corporate customers in respect of unsecured overdraft facilities from time to time, as certified by any manager of that bank whose appointment it will not be necessary to prove;
"register"	Capital Alliance's register of members, including all sub-registers;
"rand" or "R"	the official currency of South Africa;
"the scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between Capital Alliance and the Capital Alliance shareholders, in terms of which Liberty Life will acquire the scheme shares in exchange for the scheme consideration and Capital Alliance will pay the final dividend, the terms and conditions of which are contained in the scheme document, subject to any modification or amendment made thereto;

"the scheme consideration"	the consideration payable in cash to each scheme participant in terms of the scheme, being 1 750 cents per scheme share which will, if the operative date is after 15 May 2005, escalate at a rate equal to four full percentage points below the prime rate, from 16 May 2005 until the day immediately preceding the operative date, calculated on a daily basis and compounded monthly in arrear;
"the scheme document"	this document setting out the detailed terms and conditions of the scheme;
"the scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(1) of the Companies Act (including any adjournment or postponement thereof), to be held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00, on Monday, 7 March 2005 to consider, and, if deemed fit, approve the scheme;
"scheme member"	each Capital Alliance shareholder, other than the excluded parties, recorded in the register on the voting record date, who is entitled to attend and vote at the scheme meeting;
"scheme participant"	each Capital Alliance shareholder, other than the excluded parties, recorded in the register on the participation record date, who will dispose of his scheme shares and become entitled to receive the scheme consideration, if the scheme becomes operative;
"scheme shares"	all of the Capital Alliance shares held by scheme participants on the participation record date totalling 176 812 486 Capital Alliance shares;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"the SRP"	the Securities Regulation Panel, established in terms of section 440B of the Companies Act;
"Standard Bank"	The Standard Bank of South Africa Limited (registration number 1962/000738/06), a public company with limited liability, duly incorporated in South Africa and investment bank and transactional sponsor to Liberty Life;
"sub-register"	each of Capital Alliance's sub-registers of members administered and maintained by CSDPs in electronic form;
"the suspensive conditions"	the suspensive conditions set out in paragraph 4 of this scheme document;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/06), situated on the Ground Floor, 70 Marshall Street, Johannesburg and the transfer secretaries of Capital Alliance; and
"the voting record date"	17:00 on Thursday, 3 March 2005, being the date and time on which Capital Alliance shareholders, other than the excluded parties, must be recorded in the register in order to vote at the scheme meeting.

All abovementioned dates and times are subject to amendment. Details of any such amendments will be released on SENS and published in the press.

2. **SHARE CAPITAL OF CAPITAL ALLIANCE**

As at the last practicable date, the authorised and issued share capital of Capital Alliance was as follows:

	R'000
Authorised share capital	
340 000 000 ordinary shares of 10 cents each	34 000
Issued share capital	
190 470 798 ordinary shares of 10 cents each	19 047
Share premium	1 190 166
Total issued share capital and share premium	1 209 213

As at the last practicable date, Capital Alliance Special Finance held 8 994 409 Capital Alliance shares, being 4,7% of the total number of Capital Alliance shares in issue.

3. **OBJECT OF THE SCHEME**

The object of the scheme is to procure that upon the scheme becoming operative, Liberty Life (which presently holds 2.1% directly and 0.3% indirectly, through its shareholding in Liberty Active, of the issued share capital of Capital Alliance) will become the owner of all the scheme shares. The scheme will result in the scheme participants receiving 1 750 cents in cash per scheme share held which will, if the operative date is after 15 May 2005, escalate at a rate equal to four full percentage points below the prime rate, from 16 May 2005 until the day immediately preceding the operative day, calculated on a daily basis and compounded monthly in arrear.

In addition, if the scheme is implemented, Capital Alliance will, on or about the operative date, pay a final dividend of 100 cents to Capital Alliance shareholders who are recorded in the register on the participation record date. Each scheme participant will therefore receive, in total, 1 850 cents per scheme share together with the escalation referred to above, if applicable. The listing of the Capital Alliance shares on the JSE will be terminated pursuant to the implementation of the scheme.

4. **SUSPENSIVE CONDITIONS**

4.1 The scheme is subject to the fulfilment, or (where possible) waiver, as the case may be, of the following suspensive conditions –

4.1.1 on or before 30 April 2005 –

4.1.1.1 the scheme is approved, with or without modification, by a majority representing not less than three-fourths (75%) of the votes exercisable by scheme members present and voting, either in person or by proxy, at the scheme meeting;

4.1.1.2 the Court grants an Order that the scheme be sanctioned in terms of section 311 of the Companies Act and the Registrar of Companies registers such Order;

4.1.1.3 the Registrars of Long-term Insurance and Short-term Insurance approve the acquisition by Liberty Life of an indirect interest in the long-term and short-term insurance interests, respectively, within the Capital Alliance Group;

4.1.1.4 all relevant competition authorities approve the scheme, either unconditionally or subject to such conditions as are acceptable to Liberty Life; and

4.1.1.5 all other regulatory approvals or consents necessary for the implementation of the scheme are obtained, either unconditionally or subject to such conditions as are acceptable to Liberty Life;

4.1.2 until the date on which the Court grants the Order referred to in paragraph 4.1.1.2 of this scheme document, there is no breach by Capital Alliance of the undertakings given by Capital Alliance referred to in paragraph 5 of this scheme document.

4.2 Liberty Life may, by written notice to Capital Alliance on one or more occasions, extend the dates for fulfilment of the conditions referred to in paragraphs 4.1.1.1 to 4.1.1.5 above, up to 30 June 2005. Any extensions beyond this date require agreement in writing between Liberty Life and Capital Alliance. The condition referred to in paragraph 4.1.2 above may be waived by Liberty Life at any time prior to the date on which the Court grants the Order referred to in paragraph 4.1.1.2 of this scheme document, by Liberty Life giving written notice of such waiver to Capital Alliance.

4.3 Liberty Life reserves the right to implement the acquisition of Capital Alliance shares by other appropriate means should any of the suspensive conditions not be fulfilled.

5. UNDERTAKINGS

Until the operative date, Capital Alliance has undertaken to Liberty –

5.1 to continue to operate its business as it has in the recent past and not engage in any transactions outside the ordinary course of business;

5.2 not to engage in any acquisitions of new businesses and/or life insurance books, unless in consultation with Liberty Life;

5.3 to continue to make regularly scheduled payments on its existing debt and not incur any additional indebtedness, except in the ordinary course of business;

5.4 not to make, declare or pay any ordinary dividend, other than the final dividend, or make any distribution in respect of its share capital or repurchase any of its shares; and

5.5 not to issue any new shares, options or convertible securities.

6. THE SCHEME MEETING

6.1 Certificated scheme members and dematerialised scheme members will be entitled to attend and vote in person or by proxy at the scheme meeting.

6.2 Dematerialised shareholders who do not have own name registration must advise their CSDP or broker, in accordance with the custody agreement between the dematerialised shareholder and his CSDP or broker, if they wish to attend the scheme meeting in person, or to send a proxy to represent them at the scheme meeting, if they wish to be represented thereat and the CSDP or broker will issue the necessary letter of authority to attend the scheme meeting.

7. THE SCHEME

Upon the scheme becoming operative –

7.1 each scheme participant shall, with effect from the operative date, be deemed to have –

7.1.1 disposed of all of its Capital Alliance shares to Liberty Life in exchange for payment of the scheme consideration in accordance with paragraph 9 below. The effect of the scheme will be that Liberty Life will, with effect from the operative date, become the owner of the scheme shares;

7.1.2 irrevocably authorised and instructed Capital Alliance as their attorney and agent in *rem suam* to implement the transfer of the scheme shares into the name of Liberty Life and to do all such things and sign all such documents as may be necessary to effect such transfer;

7.1.3 authorised and instructed Capital Alliance as principal, but with the power to appoint agents, to collect from Liberty Life the scheme consideration for delivery to the scheme participants; and

7.1.4 authorised and instructed every CSDP or broker to transfer, against receipt of the scheme consideration, the dematerialised scheme participant's shares to Liberty Life in the manner described in section 91A(4)(a) of the Companies Act;

7.2 Capital Alliance shall pay the final dividend on or about the operative date; and

7.3 the listing of the Capital Alliance shares on the JSE will be terminated at the commencement of trade on Tuesday, 26 April 2005.

8. IMPLEMENTATION OF THE SCHEME – DELIVERY OF THE DOCUMENTS OF TITLE

8.1 Dematerialised scheme participants

Dematerialised scheme participants need not take any action with regard to the surrender of documents of title. Pursuant to the sanctioning of the scheme, a dematerialised scheme participant's safe custody account will be updated to reflect that dematerialised scheme participant's disposal of the scheme shares in terms of the scheme by his CSDP or broker, in accordance with the custody agreement entered into between the dematerialised scheme participant and his CSDP or broker.

8.2 **Certificated scheme participants**

8.2.1 Upon the scheme becoming operative, certificated scheme participants will be obliged to surrender their documents of title in respect of all their Capital Alliance shares.

8.2.2 Certificated scheme participants must complete the form of surrender *(pink)* attached to the circular and send it, together with their documents of title in respect of all their Capital Alliance shares, at their own risk, to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107), in order for a certificated scheme participant to receive the scheme consideration.

8.2.3 If the relevant documents of title to the scheme shares have not been surrendered by any certificated scheme participant, ownership of that certificated scheme participant's scheme shares shall still be transferred to Liberty Life, in accordance with paragraph 7 above, but the scheme consideration due to that scheme participant will, for a maximum period of three years from the operative date ("maximum period") be held in trust by the transfer secretaries on behalf of and for the benefit of the relevant scheme participant, until claimed against delivery of the relevant documents of title. Furthermore, certificated shareholders will be unable to trade in their old share certificates. Any scheme consideration that is returned undelivered shall be held in trust in the same way. If not claimed within the maximum period, all such scheme consideration will be deemed to be forfeited to and for the benefit of Liberty Life, free of any encumbrance, lien, or other claim. No interest will accrue or be paid on any amount to a scheme participant arising from amounts held in trust.

8.2.4 Certificated shareholders who wish to surrender their documents of title, in anticipation of the scheme becoming operative, must complete the form of surrender *(pink)* attached to the circular and return it together with the documents of title, at their own risk, to the transfer secretaries. In such cases –

8.2.4.1 surrendered documents of title will be held in trust by the transfer secretaries on behalf of and for the benefit of the surrendering certificated shareholder, pending the scheme becoming operative. In the event of the scheme not becoming operative for any reason whatsoever, the documents of title so surrendered will be returned within five business days after the date upon which it becomes known that the scheme will not be approved and sanctioned, by registered post, to the registered address of and at the risk of the shareholder concerned;

8.2.4.2 the scheme consideration will be paid to certificated shareholders in accordance with paragraph 9.1.1 below;

8.2.4.3 the attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title before the operative date, they will not be able to dematerialise and/or trade their Capital Alliance shares on the JSE after such surrender.

8.2.5 No receipts will be issued for documents of title surrendered unless specifically requested. In order to comply with the requirements of the JSE, lodging agents are required to prepare special transaction receipts, if requested.

8.2.6 Once the scheme is approved and sanctioned, a circular containing a further copy of the attached form of surrender will be sent to all certificated scheme participants who have not yet surrendered their documents of title.

8.2.7 If documents of title relating to the scheme shares have been lost or destroyed, certificated scheme participants should nevertheless return the form of surrender duly signed and completed. Liberty Life and Capital Alliance may dispense with the surrender of such documents of title upon production of evidence satisfactory to Liberty Life and Capital Alliance that the documents of title to the scheme shares have been lost or destroyed and an indemnity acceptable to Liberty Life and Capital Alliance (the costs of which will be borne by the certificated scheme participant concerned).

8.2.8 Existing documents of title in respect of Capital Alliance shares shall cease to be of any value, force or effect with effect from the operative date for any purpose other than their surrender in terms of this paragraph 8.2.

9. **IMPLEMENTATION OF THE SCHEME – PAYMENT OF THE SCHEME CONSIDERATION AND THE FINAL DIVIDEND**

9.1 If the scheme becomes operative, Liberty Life shall deliver the scheme consideration to Capital Alliance on the operative date. Delivery by Liberty Life to Capital Alliance, as principal, of the scheme consideration shall be the sole and exclusive manner of discharge by Liberty Life of its obligations in respect of the scheme. Settlement of the scheme consideration due to the scheme participants will be effected exclusively by Capital Alliance, as principal, in the manner set out below forthwith after the operative date.

9.1.1 ***Certificated scheme participants***

9.1.1.1 Within five business days after the later of the operative date and receipt by the transfer secretaries of the relevant certificated scheme participant's documents of title and duly signed and completed form of surrender, payment of the scheme consideration will be effected, at the risk of the certificated scheme participant concerned, by –

- way of a cheque to be forwarded to each certificated scheme participant by post; or
- electronic transfer into the certificated scheme participant's bank account, if details of such account are available to the transfer secretaries, the certificated scheme participant concerned has entered into a mandate with the transfer secretaries and the certificated scheme participant surrendered his documents of title before 12:00 on Friday, 22 April 2005.

Where no address is specified in the form of surrender, payment will be forwarded to the certificated scheme participant's registered address.

9.1.1.2 Where, on or subsequent to the operative date, a person, who was not a registered holder of scheme shares on the record date of the scheme, tenders to the transfer secretaries document(s) of title together with a duly stamped form of transfer, purporting to have been executed by or on behalf of the registered holder of such scheme shares and, provided that the scheme consideration shall not already have been posted or delivered to the registered holder of the relevant scheme shares, then such transfer may be accepted by Liberty Life and Capital Alliance as if it were a valid transfer to such person of the scheme shares concerned, provided that Liberty Life and Capital Alliance have been, if so required by either or both of them, provided with an indemnity on terms acceptable to them in respect of such scheme consideration.

9.1.2 ***Dematerialised scheme participants***

All scheme consideration due to dematerialised scheme participants will be paid to their respective CSDP or broker, who will update the accounts of those dematerialised scheme participants in accordance with the applicable safe custody agreement.

9.2 The rights of the scheme participants to receive the scheme consideration will be rights enforceable by scheme participants against Capital Alliance only and then only to the extent necessary to require Capital Alliance to enforce its rights in terms of the scheme against Liberty Life.

9.3 Capital Alliance undertakes in favour of the scheme participants that it will, as principal, enforce all rights which it may have in terms of the scheme against Liberty Life.

9.4 **Exchange Control Regulations**

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. Any scheme participants who have any doubts as to the application thereof should consult their professional advisers as soon as possible.

9.4.1 ***Residents of the common monetary area***

In the case of –

9.4.1.1 a certificated scheme participant whose registered address in the register is within the common monetary area and whose documents of title are not endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to his registered address (or electronically transferred to such scheme participant's bank account if the transfer secretaries have details of that bank account, the certificated scheme participant concerned has concluded a mandate with the transfer secretaries and the certificated scheme participant surrendered his documents of title before 12:00 on Friday, 22 April 2005), unless written instructions to the contrary are received and an address provided. The form of surrender *(pink)* attached to the circular makes provision for a substitute address; or

9.4.1.2 a dematerialised scheme participant, the scheme consideration will be paid to his duly appointed CSDP or broker and credited to the dematerialised scheme participant in terms of the provisions of the safe custody agreement with his CSDP or broker.

9.4.2 ***Emigrants from the common monetary area***

In the case of scheme participants who are emigrants from the common monetary area and whose Capital Alliance shares form part of their blocked assets, the scheme consideration will –

9.4.2.1 in the case of a certificated scheme participant, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such certificated scheme participant's blocked assets in terms of the Exchange Control Regulations. The form of surrender *(pink)* attached to the circular makes provision for details of the authorised dealer concerned to be given; or

9.4.2.2 in the case of a dematerialised scheme participant, be paid to his CSDP or broker, which shall arrange for the same to be credited directly to the blocked rand bank account of the scheme participant with his authorised dealer.

9.4.3 ***All other non-residents of the common monetary area***

The scheme consideration accruing to non-resident scheme participants whose registered addresses are outside the common monetary area and who are not emigrants from the common monetary area will –

9.4.3.1 in the case of a certificated scheme participant, whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to his registered address, unless written instructions to the contrary are received and an address provided. The form of surrender *(pink)* attached to the circular makes provision for a substitute address; or

9.4.3.2 in the case of a dematerialised scheme participant, be paid to his duly appointed CSDP or broker and credited to the dematerialised scheme participant in terms of the provisions of the safe custody agreement with his CSDP or broker.

9.5 **Payment of the final dividend**

In the case of –

9.5.1 a certificated shareholder, the final dividend will be paid on the operative date by way of electronic transfer, if the transfer secretaries have details of the bank account to which transfer must be made and the certificated shareholder concerned has concluded a mandate to this effect with the transfer secretaries before 12:00 on Friday, 22 April 2005. Failing this, dividend cheques will be posted within five business days after the operative date; and

9.5.2 a dematerialised shareholder, the final dividend will be paid to his duly appointed CSDP or broker on the operative date and credited to his account in terms of the provisions of the custody agreement with his CSDP or broker.

10. OBLIGATIONS OF LIBERTY LIFE AND CAPITAL ALLIANCE

Liberty Life and Capital Alliance shall, upon the scheme becoming operative, give effect to the terms and conditions of the scheme and will sign and procure the signing of all documents and carry out and procure the carrying out of all acts which are necessary to give effect to the scheme.

11. SUSPENSION AND TERMINATION OF THE LISTING OF CAPITAL ALLIANCE SHARES ON THE JSE

Subject to the fulfilment of the suspensive conditions, the JSE has agreed to –

11.1 suspend the listing of Capital Alliance shares on the JSE with effect from the commencement of trade on Monday, 18 April 2005; and

11.2 terminate the listing of Capital Alliance shares on the JSE with effect from the commencement of trade on Tuesday, 26 April 2005.

12. INSTRUCTIONS AND AUTHORITIES

Upon the scheme becoming operative, Liberty Life and Capital Alliance shall be entitled to accept and to act upon all documents recorded with Capital Alliance relating to the status and capacity of any Capital Alliance shareholder and shall be empowered to act on behalf of any Capital Alliance shareholder in pursuance of and subject to the scheme.

13. GENERAL

13.1 Liberty Life may –

13.1.1 either before or at the scheme meeting at any time prior to the voting in respect of the scheme, amend, vary or modify the terms of the scheme, provided that all necessary regulatory approvals have been obtained; or

13.1.2 after the scheme meeting, give effect to any amendment, variation or modification of any term of the scheme which the Court may think fit to approve or impose;

provided that no such amendment, variation or modification made may have an adverse effect on the rights which will accrue to the scheme participants in terms of the scheme as set out in this scheme document.

13.2 The costs incurred by Liberty Life in connection with the scheme will be borne and paid by Liberty Life and will not have any impact on the scheme consideration.

13.3 Any person nominated by the board of directors of Capital Alliance will be entitled and will have the authority on behalf of Capital Alliance and each scheme participant to sign all documents required to carry the scheme into effect.

13.4 Once all the conditions of the scheme have been fulfilled, a certificate signed by any director of Liberty Life stating that all the conditions of the scheme have been fulfilled (or, where possible, waived as the case may be) and that the scheme has become operative shall be binding on Capital Alliance, Liberty Life, the scheme members and Capital Alliance shareholders recorded in the register on the participation record date.

13.5 All dates and times referred to in this scheme document are subject to amendment. Details of any such amendments, as may be approved by the SRP, JSE and/or the Court, if necessary, will be announced on SENS and published in the press.

For and on behalf of:

CAPITAL ALLIANCE HOLDINGS LIMITED

I M Kirk
Chief Executive

Johannesburg
9 February 2005

For and on behalf of:

LIBERTY GROUP LIMITED

M J D Ruck
Chief Executive

Johannesburg
9 February 2005

ORDER OF COURT

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION)

BEFORE THE HONOURABLE MR JUSTICE WILLIS **Case number 05/2134**

In the *ex parte* application of

CAPITAL ALLIANCE HOLDINGS LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)

ORDER

IT IS ORDERED THAT –

1. a meeting ("scheme meeting"), in terms of section 311(1) of the Companies Act No. 61 of 1973, as amended ("Companies Act"), of the members of the Applicant, other than Liberty Group Limited ("Liberty Life"), Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("the excluded parties"), registered as such at 17:00 on Thursday, 3 March 2005 ("scheme members") shall be convened by the chairperson referred to in paragraph 2 below and held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00 on Monday, 7 March 2005, for the purpose of considering, and, if deemed fit, agreeing, with or without modification, to the scheme of arrangement ("scheme") proposed by Liberty Life between the Applicant and the shareholders of the Applicant on the terms and conditions contained in the scheme document attached to the papers before this Court ("scheme document");

2. Mr Phillip Vallet of Fluxmans Inc. or, failing him, Mr Clive Zev Cohen, SC or, failing both of them, such other independent attorney or advocate as may be appointed by this Honourable Court, be and is hereby appointed as the chairperson of the scheme meeting ("chairperson");

3. the chairperson is authorised to –

   3.1 convene the scheme meeting;

   3.2 adjourn or postpone the scheme meeting from time to time if the chairperson considers it necessary to do so;

   3.3 determine the procedure to be followed at the scheme meeting and any adjournment or postponement thereof;

   3.4 notwithstanding paragraph 11 below, determine the validity of any form of proxy submitted for use at the scheme meeting and any adjournment or postponement thereof;

   3.5 appoint scrutineers for the purpose of the scheme meeting including any adjournment or postponement thereof; and

   3.6 accept any form of proxy handed to the chairperson up to ten minutes before the scheme meeting (or any adjournment or postponement thereof) is due to commence;

4. the Applicant shall cause a notice convening the scheme meeting to be published once in each of the Government Gazette, Rapport, Die Beeld, Business Day and The Sunday Times in South Africa, at least two weeks before the date of the scheme meeting. The said notice shall state –

   4.1 the time, date and venue of the scheme meeting;

   4.2 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, agree to, with or without modification, the scheme;

4.3 that a copy of this Order, the scheme document and the statements in terms of section 312(1)(a) of the Companies Act explaining the scheme may be inspected (or obtained by any member of the Applicant, free of charge) during normal business hours from the date of such notice up to and including the date on which application is made to sanction the scheme, at the registered office of the Applicant, being 162 Anderson Street, Johannesburg, 2001; and

4.4 the basic characteristics of the scheme;

5. the Applicant shall, at least two weeks before the date of the scheme meeting, send to each of the members of the Applicant recorded in the register at 17:00 on a date not more than five business days prior to the date of such sending, at their addresses as reflected in the Applicant's register of members and those persons named by the Central Securities Depository Participants administering sub-registers as being beneficial owners of shares in the Applicant on the twenty-eighth day of the month preceding the date of such sending, the following –

 5.1 a copy of the scheme document and the statements in terms of section 312(1)(a) of the Companies Act explaining the scheme, substantially in the form attached to the papers before the Court;

 5.2 the notice referred to in paragraph 4 above;

 5.3 the form of proxy to be used at the scheme meeting substantially in the form attached to the papers before the Court; and

 5.4 this Order;

6. copies of the documents referred to in paragraph 5 above shall lie for inspection at, and copies of these documents may be obtained by members of the Applicant free of charge from, the registered office of the Applicant at the place mentioned in paragraph 4.3 above during normal business hours from the date of publication of the notice referred to in 4 above up to and including the date of the hearing referred to in paragraph 8 below;

7. the Applicant shall publish notice of any adjournment or postponement of the scheme meeting (and any consequent amendment of the dates and times for registration in order to be a scheme member and for delivery of proxies) on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in one English newspaper and one Afrikaans newspaper circulating nationally, not less than one week prior to the earliest of the amended dates and times;

8. the chairperson shall report, by way of affidavit, the results of the scheme meeting to the Court at 10:00 on Tuesday, 12 April 2005 or so soon thereafter as Counsel may be heard. Such report shall give details of –

 8.1 the number of Applicant's members present in person (including those represented) at the scheme meeting or any adjournment or postponement thereof and the number of shares held by them;

 8.2 the number of Applicant's members represented by proxy at the scheme meeting or any adjournment or postponement thereof and the number of shares held by them together with information as to the number represented by the chairperson in terms of proxies;

 8.3 any proxies which have been disallowed;

 8.4 all resolutions passed at the scheme meeting or any adjournment or postponement thereof, with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies;

 8.5 all rulings made and directions given by the chairperson at the scheme meeting or any adjournment or postponement thereof;

 8.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting or any adjournment or postponement thereof which bear on the merits or demerits of the scheme, including copies thereof; and

 8.7 the main points of any other proposals which were submitted to the scheme meeting or any adjournment or postponement thereof;

9. the Applicant shall, simultaneously with the chairperson's report referred to in paragraph 8, provide proof of compliance with paragraph 4 and paragraph 5 above;

10. the Applicant shall arrange to make a copy of the chairperson's report to the Court available, free of charge to any member on request, at the place mentioned in paragraph 4.3 above (and the notice of the scheme meeting which is published and sent to the members of the Applicant shall include a statement that it will be so available), during normal business hours for at least one week prior to the date fixed by the Court for the chairperson to report back to it; and

11. scheme members shall be entitled to attend, speak and vote at the scheme meeting in person (which shall be deemed, in the case of a body corporate, attendance by a representative appointed as contemplated in section 188 of the Companies Act) or by proxy. Any scheme member wishing to vote by proxy should tender, as his proxy, the form of proxy referred to in paragraph 5.3 of this Order. The form of proxy must be completed and returned in accordance with the instructions therein, to the Applicant's transfer secretaries, being Computershare Investor Services 2004 (Proprietary) Limited situated on the Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by not later than 09:00 on Friday, 4 March 2005 (or 24 hours before any adjourned or postponed scheme meeting). If a form of proxy for the scheme meeting is not received by the appropriate time set out above, it may be handed to the chairperson of the scheme meeting not less than ten minutes before the commencement of the scheme meeting or any adjournment or postponement thereof.

BY ORDER OF THE COURT

REGISTRAR

8 February 2005

Applicant's Attorneys
Jowell Glyn & Marais Inc.
c/o Brodkin Sohn Attorneys
16th Floor, Sanlam Centre
Corner Jeppe and Von Wielligh Streets
Johannesburg
2001
Tel: (011) 292 6700
Fax: (011) 784 4215
Ref: A Maimonis

CAPITAL ALLIANCE

Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

VALUATION STATEMENT IN TERMS OF SECTION 312(1)(a)(ii) OF THE COMPANIES ACT

The definitions and interpretations on pages 3 to 6 of this document apply, *mutatis mutandis*, to this valuation statement in terms of section 312(1)(a)(ii) of the Companies Act.

1. INTRODUCTION

1.1 The purpose of this valuation statement is to set out all relevant information material to the value of Capital Alliance shares and, accordingly, explain the financial effects of the scheme on scheme participants.

1.2 This valuation statement should be read together with the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act. As explained in that explanatory statement, if the scheme becomes operative, the effect of the scheme will be that:

1.2.1 Capital Alliance shareholders, other than the excluded parties, who are recorded in the register on the participation record date, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) all of the Capital Alliance shares held by them as at the participation record date (whether they hold those shares in certificated or dematerialised form), to Liberty Life, which shall acquire ownership of such shares. As a result, all the issued shares in Capital Alliance will be owned by Liberty Life directly, or indirectly through its subsidiaries;

1.2.2 in consideration for its disposal of each scheme share, each scheme participant will become entitled to receive the scheme consideration;

1.2.3 Capital Alliance will pay the final dividend on or about the operative date; and

1.2.4 the listing of Capital Alliance shares on the JSE will be terminated.

2. RATIONALE

The implementation of the scheme will provide Liberty Life with, *inter alia*:

- the opportunity to use its excess capital in an earnings and return on equity enhancing acquisition;
- access to Capital Alliance's experience in improving the efficiency of the administration of life books;
- the potential to achieve certain economies of scale and efficiencies over time; and
- access to new markets via Capital Alliance's lower income client base and sales force.

The scheme consideration, together with the final dividend, represents a premium of 37.4% to the volume weighted average Capital Alliance share price of R13.46, up to and including 11 November 2004, being the last trading day prior to the publication of the first cautionary announcement. Accordingly, the scheme is a means for scheme participants to realise value for their Capital Alliance shares at a significant premium to the market price prior to the publication of the first cautionary announcement.

Capital Alliance, a proven integrator of life books that specialises in the reduction of back office and administration costs through the improvement of service levels and operational efficiencies, has found that attractive acquisition opportunities in South Africa are increasingly difficult to secure. As a result, Capital Alliance has, in recent years, undertaken an offshore expansion strategy in an effort to find attractive acquisition opportunities.

Capital Alliance is aware that a successful brand and strong balance sheet are critical to the success of any expansion strategy and, as a result, the Capital Alliance Group will be better positioned strategically if the scheme is successfully implemented as it will become an integral part of the Liberty Life Group with full access to the brand, financial and other resources of the Liberty Life Group.

It is Liberty Life's intention to operate the Capital Alliance business on a stand-alone basis within the Liberty Life Group in the short term and over the medium to long term integrate various parts of the Capital Alliance Group into the Liberty Life Group, where considered appropriate.

3. *PRO FORMA* FINANCIAL EFFECTS

The table below sets out the *pro forma* financial effects of the scheme on scheme participants based on the assumptions set out below. The *pro forma* financial effects have been prepared by the Capital Alliance board for illustrative purposes only in order to provide information about how the scheme may have affected the historical financial information presented by Capital Alliance had the scheme been implemented on the dates indicated in the notes below. Due to their nature, the *pro forma* financial effects may not give a true reflection of the financial effects of the scheme.

The independent reporting accountants' report on the unaudited *pro forma* financial effects is set out in Annexure 2 to this circular.

	Before the scheme (cents per share)	After the scheme[4] (cents per share)	Percentage change
Market value at 11 November 2004 [1]	1 450	1 850	27.6
30-day volume weighted average market value up to 11 November 2004 [2]	1 346	1 850	37.4
Net asset value [3]	1 223	1 850	51.3
Net tangible asset value [3]	1 144	1 850	61.7

Notes

1. The "Before the scheme" column reflects the closing JSE market value per Capital Alliance share on 11 November 2004, being the last trading day preceding the publication of the first cautionary announcement.
2. The "Before the scheme" column reflects the 30-day volume weighted average JSE market value per Capital Alliance share calculated for the 30 days up to and including 11 November 2004, being the last trading day preceding the publication of the first cautionary announcement.
3. The "Before the scheme" column reflects the unaudited net asset value and net tangible asset value per share as extracted, without adjustment, from the unaudited results of Capital Alliance for the six months ended 30 September 2004.
4. The "After the scheme" column shows the scheme consideration to be received from Liberty Life and the final dividend to be received from Capital Alliance.

4. OPINIONS AND RECOMMENDATIONS

4.1 Independent adviser's opinion

RMB was appointed as an independent adviser to advise the independent committee as to whether the scheme consideration and the final dividend are fair and reasonable to Capital Alliance shareholders.

Based on a review of the information available to it and its discussions with management of Capital Alliance, RMB is of the opinion that as at the date of issue of its opinion, the scheme consideration and the final dividend are fair and reasonable to Capital Alliance shareholders.

Capital Alliance shareholders are referred to RMB's opinion letter, a copy of which is attached as Annexure 3, and are encouraged to read it in its entirety.

4.2 Opinion of the independent committee and the Capital Alliance board

The independent committee has considered the scheme and, taking into account the independent advisers' opinion, is of the unanimous opinion that it is fair and reasonable to Capital Alliance shareholders. The independent committee has recommended to the Capital Alliance board that it recommend to scheme members that they vote in favour of the scheme at the scheme meeting.

The Capital Alliance board has considered the scheme and, taking into account the independent adviser's opinion and the recommendation of the independent committee, is of the unanimous opinion that the scheme is fair and reasonable to Capital Alliance shareholders and recommends that scheme members vote in favour of the scheme at the scheme meeting.

In respect of their personal beneficial holdings in Capital Alliance, the directors of Capital Alliance have given irrevocable undertakings to vote in favour of the scheme.

5. INFORMATION ON CAPITAL ALLIANCE

5.1 Incorporation

Goode Durrant and Murray (South Africa) Limited was incorporated on 13 March 1952 under the laws of South Africa as a public limited liability company. The company's name changed to GDM Finance Limited on 31 July 1987. GDM Finance Limited was a listed cash shell on the JSE in 1995 when it was acquired and re-named AGA Holdings Limited (which change of name took effect from 16 October 1995). AGA Holdings Limited was the listed holding company of Amalgamated General Assurances Limited, a life insurance company incorporated and regulated in South Africa, which resulted from the amalgamation of IGI Life Insurance Company Limited, The South African Trade Union Assurance Society Limited and AA Life Assurance Limited. AGA Holdings Limited changed its name to Capital Alliance Holdings Limited with effect from 18 November 1996. Amalgamated General Assurances Limited in turn changed its name to Capital Alliance Life Limited, a wholly-owned subsidiary of Capital Alliance Holdings Limited.

Capital Alliance Life Limited acquired ACA Insurers Limited in 1997 and in 1999 acquired The Standard General Assurance Company Limited and formed the Southern Distribution Services joint venture with Momentum Life Limited.

In 2001, Capital Alliance Life Limited finalised a reinsurance and administration agreement with Fedsure Life Assurance Limited, covering the individual policies issued by Fedsure Life Assurance Limited, which included the individual policies issued by Norwich Life South Africa Limited which had been transferred to Fedsure Life Assurance Limited by means of a Section 37 transfer under the Long-term Insurance Act. In 2002, Capital Alliance Life Limited reinsured the annuity policies issued by IEB (formerly Fedsure Life Assurance Limited) and acquired 100% of the share capital of Saambou Life Assurers Limited.

The administration of these various policy books is undertaken on a single administration platform utilised across all of the activities of Capital Alliance Life Limited.

Capital Alliance effectively owns 69% of PrefSure Holdings Limited, formerly Capital Alliance Holdings (Australia) Proprietary Limited, a company incorporated in Australia, which in 2003 acquired 100% of PrefSure Life Limited, formerly Lumley Life Limited, a life insurance company incorporated and regulated in Australia.

Paragraph 5.7 below contains details of the IEB and Rentmeester acquisitions, which were announced in 2004.

5.2 Nature of business

The Capital Alliance Group's focus is on the integration and reduction of the costs associated with the running of life insurance books. The target is to reduce back office and administration costs through the improvement of service levels and operational efficiencies. The Capital Alliance Group also focuses on niche distribution areas in the lower income market via its worksite marketing operation and its distribution partners, CAL Commercial, and in the Group Risk market with support from corporate brokers. The Capital Alliance Group takes the risk onto its balance sheet and, using its systems and people, is able to extract value even from very mature books.

With just over R18 billion of assets, more than 1.2 million individual life contracts and 900 000 group scheme members under administration, the Capital Alliance Group exists as an efficient integrator of life insurance businesses. The Capital Alliance Group has successfully executed nine integrations in the past seven years and has developed a reputation for operational excellence. The Capital Alliance Group has grown the number of individual policies under its management from 50 000 to over 1 000 000 and group risk scheme membership to over 900 000 in this period.

5.3 Corporate structure

The following organisational chart outlines the Capital Alliance operational structure.


Capital Alliance Holdings Limited
69% (Effective)
100%
PrefSure Holdings Limited (Australia)
Capital Alliance Life Limited
100%
100%
100%
PrefSure Life Limited
PrefSure Business Solutions (Proprietary) Limited
Credit Life Division
Corporate Risk Solutions Division
Individual Life Division
Saambou Life Assurers Limited
Distribution Partners
Commercial Division

5.4 Trading history of Capital Alliance

The trading history of Capital Alliance's shares on the JSE is set out in Annexure 1.

5.5 Historical financial information

Relevant financial information for Capital Alliance extracted from published:

- unaudited interim financial statements for the six-month periods ended 30 September 2003 and 30 September 2004 is set out in Annexure 4; and
- audited annual financial statements for the four financial years ended 31 March 2004 is set out in Annexure 5.

5.6 Material changes

The directors of Capital Alliance are not aware of any material changes, other than as reflected in paragraph 5.7 below, in the business or financial position of Capital Alliance subsequent to the publishing of the audited financial statements for the year ended 31 March 2004 and the publishing of the unaudited interim financial statements for the six months ended 30 September 2004.

5.7 Recent transactions

5.7.1 *IEB Group Risk reinsurance*

On 25 November 2004, Capital Alliance announced that it had concluded Heads of Agreement with IEB to reinsure the IEB Group Risk insurance business with effect from 31 December 2004.

The IEB Group Risk business sells risk insurance products to employers and pension funds and has been stabilised and enhanced under IEB's control after the acquisition of certain of the financial services interests of Fedsure Holdings Limited by Investec Group Limited in 2001.

As at the last practicable date, Capital Alliance and IEB were in the process of negotiating the definitive agreements in respect of the aforementioned transaction.

5.7.2 *Rentmeester*

On 25 November 2004, Capital Alliance announced that Capital Alliance Life Limited, a wholly-owned subsidiary of Capital Alliance had agreed to acquire the entire issued ordinary share capital of Rentmeester, from Rentsure Holdings Limited and Rentekor (Proprietary) Limited, for a consideration of R12 million payable in cash at the implementation of the transaction and a further R20 million to be paid subject to the realisation of certain assets of Rentmeester.

Rentmeester has approximately 200 000 life insurance policies and group funeral schemes with annual premium income of R150 million in force. Rentmeester has traded for a considerable period of time in the lower income insurance market and has accordingly built up substantial brand awareness in this market. This transaction will increase the presence of the Capital Alliance Group in the funeral insurance market and thereby allow the Capital Alliance Group an opportunity to obtain synergies from integrating the respective administrative operations.

As at the last practicable date, the final conditions precedent to the acquisition of Rentmeester, which include regulatory and competition approvals and the approval of Rentsure Holdings Limited shareholders in general meeting, had not as yet been fulfilled.

5.8 Capital Alliance Holdings Employee Share Scheme and the Capital Alliance Holdings Executive Share Trust

Capital Alliance incentivises its employees through the Capital Alliance Holdings Executive Share Trust and the Capital Alliance Holdings Employee Share Scheme, under which 9 066 241 Capital Alliance shares are required to be delivered to employees with respect to outstanding options and shares in Capital Alliance. Such shares are already in issue and are held by the relevant share schemes to cover their respective obligations.

5.8.1 *Capital Alliance Holdings Employee Share Scheme*

The trustees of the Capital Alliance Holdings Employee Share Scheme are entitled to vote the Capital Alliance shares mentioned above at the scheme meeting and vote in their capacity as trustees independently and without direction from either Capital Alliance or Liberty Life.

As at the last practicable date, in terms of the Capital Alliance Holdings Employee Share Scheme, 3 293 649 Capital Alliance shares are due to be delivered to employees on 31 March 2005, 35 000 Capital Alliance shares are due to be delivered to employees on 30 October 2005 and 1 021 000 Capital Alliance shares are due to be delivered to employees on 31 December 2005.

Delivery of the latter tranches of Capital Alliance shares will be accelerated to 31 March 2005.

5.8.2 *Capital Alliance Holdings Executive Share Trust*

The trustees of the Capital Alliance Holdings Executive Share Trust are entitled to vote the Capital Alliance shares mentioned above at the scheme meeting and vote in their capacity as trustees independently and without direction from either Capital Alliance or Liberty Life.

As at the last practicable date, there were 4 716 592 outstanding Capital Alliance options under the Capital Alliance Holdings Executive Share Trust. Subject to the implementation of the scheme, Liberty Life will procure the amendment of the trust deeds, such that the outstanding Capital Alliance options will accelerate and the executives that participate in this trust will receive 100% of their *pro rata* entitlement to the scheme consideration, with the proviso that 30% of the amount received by such executives will be repaid should that participant leave the employment of the Liberty Life Group within two years after the operative date.

5.9 **Share capital of Capital Alliance**

The authorised and issued share capital of Capital Alliance, as at the last practicable date, is set out below.

	R'000
Authorised share capital	
340 000 000 ordinary shares of 10 cents each	34 000
Issued share capital	
190 470 798 ordinary shares of 10 cents each	19 047
Share premium	1 190 166
Total issued share capital and share premium	1 209 213

As at the last practicable date, Capital Alliance Special Finance held 8 994 409 treasury shares.

6. TAX IMPLICATION FOR SHAREHOLDERS

The tax treatment of scheme participants is dependent on their individual circumstances and on the tax jurisdiction applicable to such scheme participants. It is recommended that scheme participants seek appropriate advice in this regard.

For and on behalf of:

CAPITAL ALLIANCE HOLDINGS LIMITED

W T Green
Company Secretary

Johannesburg
9 February 2005

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
9 February 2005

CAPITAL ALLIANCE

Capital Alliance Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904

LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

Directors of Capital Alliance

L M Nestadt *(Chairman)**
I M Kirk *(Chief Executive)#*
B Gildenhuys*
H R Levin*
M P Malungani*
T A Mokhobo*

* Non-executive
\# Irish

Directors of Liberty Life

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
A Romanis*
M J Shaw*
Dr S P Sibisi*

* Non-executive

STATEMENT OF MATERIAL INTERESTS OF THE DIRECTORS OF CAPITAL ALLIANCE IN TERMS OF SECTION 312(1)(a)(iii) OF THE COMPANIES ACT

The definitions and interpretations on pages 3 to 6 of this circular apply, *mutatis mutandis*, to the following statement of directors' material interests.

1. CAPITAL ALLIANCE DIRECTORS' SHAREHOLDINGS IN CAPITAL ALLIANCE

The directors of Capital Alliance have the following direct, indirect, beneficial and non-beneficial interests in Capital Alliance shares as at the last practicable date:

Name	Direct beneficial	Direct non-beneficial	Indirect beneficial	Indirect non-beneficial	Total direct and indirect interests as a percentage of scheme shares
B Gildenhuys	–	–	60 000	–	0.0%
I M Kirk	1 120 818	–	5 617	–	0.6%
H R Levin	52 426	–	58 933	–	0.1%
M P Malungani	–	–	10 810 435	–	5.7%
T A Mokhobo	1 711	–	–	–	0.0%
L M Nestadt	162 931	–	922 069	–	0.6%

Other than as disclosed in this paragraph 1 and paragraph 2 below, no directors of Capital Alliance have any interests in Capital Alliance shares.

During the period 1 June 2004 to the last practicable date, Mr I M Kirk exercised the following options in respect of Capital Alliance shares:

Transaction date	Nature of transaction	Number of shares	Price at which option taken up	Percentage of scheme shares
1 July 2004	Exercise of options and purchase of shares	125 000	R9.00	0.1%
9 December 2004	Exercise of options and purchase of shares	50 083	R11.00	0.0%
Total		**175 083**		

Mr B Gildenhuys acquired 50 000 Capital Alliance shares on 22 June 2004 at a price of R11.55 per Capital Alliance share.

Save as stated in this paragraph, none of the directors of Capital Alliance dealt in Capital Alliance shares during the period from 1 June 2004 until the last practicable date.

2. CAPITAL ALLIANCE DIRECTORS' INTERESTS IN THE CAPITAL ALLIANCE HOLDINGS EXECUTIVE SHARE TRUST AND THE CAPITAL ALLIANCE HOLDINGS EMPLOYEE SHARE SCHEME

Mr I M Kirk's participation in the Capital Alliance Holdings Executive Share Trust and the Capital Alliance Holdings Employee Share Scheme is as follows:

Capital Alliance Holdings Executive Share Trust

Date granted	Strike price per share	Expiry date	Number of shares	Percentage of scheme shares
1 July 2001	R9.00	1 July 2007	375 000	0.2%
22 October 2001	R11.50	22 October 2007	150 250	0.1%
1 July 2003	R10.00	1 July 2010	299 666	0.2%
3 August 2004	R10.95	3 August 2011	125 000	0.1%
Total			**949 916**	**0.6**

Capital Alliance Holdings Employee Share Scheme

Date granted	Base price per share	Expiry date	Number of shares	Percentage of scheme shares
6 December 2002	R9.50 *	6 December 2005	150 000	0.1%

*The base price is increased by interest at the ruling South African Revenue Services' official rate and reduced by dividends paid, in the period between grant and expiry.

Mr I M Kirk will participate in both share schemes in the manner set out in paragraph 5.8 of the valuation statement.

3. CAPITAL ALLIANCE DIRECTORS' SHAREHOLDINGS IN LIBERTY LIFE

As at the last practicable date, Mr H R Levin is the indirect beneficial holder of 100 Liberty Life shares.

Other than Mr H R Levin's shareholding, as at the last practicable date, no directors of Capital Alliance have any direct or indirect interest in shares in Liberty Life and none of the directors of Capital Alliance dealt in Liberty Life shares during the period from 1 June 2004 until the last practicable date.

4. CAPITAL ALLIANCE DIRECTORS' REMUNERATION FOR THE YEAR ENDED 31 MARCH 2004 AND SERVICE AGREEMENTS

Director	Paid by company R'000	Paid by subsidiary R'000
B Gildenhuys	375	–
H R Levin	300	–
I M Kirk*	–	4 566
L M Nestadt	750	–
M P Malungani	375	–
T A Mokhobo	250	–

* Executive

The Capital Alliance non-executive directors' remuneration for the year ended 31 March 2005 will be at similar levels to the remuneration received for the year ended 31 March 2004 as disclosed in the table above, with the addition of an appropriate inflation factor and will not be affected as a result of the successful implementation of the scheme.

Mr I M Kirk has a renewable three-year service agreement with Capital Alliance which incorporates a three-month notice period and an appropriate restraint. Mr I M Kirk's service agreement commenced on 1 July 2001 and was renewed on 30 June 2004. Mr I M Kirk's service agreement is renewable at the election of Capital Alliance. The agreement has not been amended during the six months prior to the date of this circular nor will any amendment be made as a consequence of the successful implementation of the scheme.

5. CAPITAL ALLIANCE DIRECTORS' INTEREST IN THE SCHEME

Other than the payment of directors' fees and salaries in accordance with paragraph 4 above, Mr I M Kirk's participation in the share schemes, as disclosed in paragraph 2 above, and Mr I M Kirk's appointment as deputy CEO of Liberty Life referred to in paragraph 6 below, no directors of Capital Alliance have any, direct or indirect interest in the scheme, other than as scheme participants.

6. RESIGNATION OF DIRECTORS OF CAPITAL ALLIANCE

The existing directors of Capital Alliance, other than Mr I M Kirk, have undertaken to resign from the Capital Alliance board and its subsidiaries, where appropriate, should the scheme be implemented. Mr M J D Ruck will be appointed to the Capital Alliance board post the implementation of the scheme. In addition, Mr I M Kirk will assume the position of Deputy CEO of Liberty Life post the implementation of the scheme.

For and on behalf of:

CAPITAL ALLIANCE HOLDINGS LIMITED

W T Green
Company Secretary

Johannesburg
9 February 2005

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
9 February 2005

CAPITAL ALLIANCE

Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360

ADDITIONAL INFORMATION

The definitions and interpretations on pages 3 to 6 of this document apply, *mutatis mutandis*, to the additional information supplied in this section.

1. MAJOR SHAREHOLDERS OF CAPITAL ALLIANCE

As at the last practicable date, as far as the directors of Capital Alliance are aware, the following are the only shareholders who are beneficially interested in 5% or more of the issued share capital of Capital Alliance.

Name of shareholder	Number of Capital Alliance shares	Percentage of Capital Alliance issued share capital (including treasury shares)
Lexshell 519 Investments (Proprietary) Limited*	36 521 739	19.2%
Old Mutual Asset Managers	20 862 011	11.0%
Coronation Fund Managers	12 436 904	6.5%
Investec Asset Managers	12 145 334	6.4%
Investec Employee Benefits Limited	12 091 842	6.4%
Shareholders owning individually less than 5% of the issued share capital of Capital Alliance	96 412 968	50.5%
Total	**190 470 798**	**100.0%**

* Peu Investment Group (Proprietary) Limited owns 50% plus voting control of Lexshell 519 Investments (Proprietary) Limited.

2. CAPITAL ALLIANCE'S SHAREHOLDING IN LIBERTY

As at the last practicable date, Capital Alliance does not own (directly or indirectly, beneficially or non-beneficially) any shares in Liberty Life.

Capital Alliance has not dealt in shares in Liberty Life during the period from 1 June 2004 until the last practicable date.

3. SHAREHOLDINGS OF LIBERTY LIFE, ITS DIRECTORS AND SUBSIDIARIES IN CAPITAL ALLIANCE

3.1 As at the last practicable date, Liberty Life and its subsidiaries beneficially own the following shares in Capital Alliance:

Name of shareholder	Number of Capital Alliance shares	Percentage of Capital Alliance issued share capital (including treasury shares)
Liberty Life	4 048 903	2.1%
Liberty Active	615 000	0.3%
Total	**4 663 903**	**2.4%**

The Capital Alliance shares set out above are held by Standard Bank Nominees Transvaal (Proprietary) Limited as nominee of Liberty Life and Liberty Active.

3.2 Between 1 June 2004 and the last practicable date, the following trades in Capital Alliance shares were undertaken by asset managers, as part of discretionary mandates to manage policyholder funds, in the name of Liberty Life and Liberty Active:

PURCHASES

Company	Transaction date	Number of shares	Net price	Value
Liberty Active	4 October 2004	80 000	R12.86	R1 028 592
Liberty Active	1 November 2004	10 000	R14.01	R140 051
Liberty Life	4 November 2004	250 000	R13.87	R3 468 547
Liberty Life	5 November 2004	9 000	R13.88	R124 878
Liberty Life	8 November 2004	141 000	R13.97	R1 969 655
Liberty Life	9 November 2004	290 000	R14.08	R4 083 652
Liberty Life	10 November 2004	153 228	R14.18	R2 172 153
Liberty Life	29 November 2004	30 000	R15.98	R479 341
Liberty Life	30 November 2004	220 000	R16.34	R3 594 637
Total purchases		**1 183 228**		**R17 061 507**

SALES

Company	Transaction date	Number of shares	Net price	Value
Liberty Life	19 November 2004	57 304	R15.47	R886 407
Liberty Life	22 November 2004	55 000	R15.41	R847 587
Liberty Life	24 November 2004	178 351	R15.36	R2 738 693
Liberty Life	25 November 2004	209 345	R15.61	R3 267 178
Total sales		**500 000**		**R7 739 865**

Note: The "Net price" referred to above is after allowing for brokerage, Marketable Securities Tax and other transaction costs.

Other than those trades disclosed above, neither Liberty Life or any of its subsidiaries dealt in Capital Alliance shares during the period from 1 June 2004 until the last practicable date.

3.3 As at the last practicable date, Mr D E Cooper was a direct beneficial holder of 20 000 Capital Alliance shares.

Other than Mr Cooper's shareholding, as at the last practicable date, no directors of Liberty Life have any direct or indirect interest in Capital Alliance shares and none of the directors of Liberty Life entered into any trades in Capital Alliance shares during the period from 1 June 2004 until the last practicable date.

4. IRREVOCABLE UNDERTAKINGS

The Capital Alliance shareholders who have irrevocably undertaken to vote in favour of the scheme in respect of the Capital Alliance shares beneficially owned by them, are set out in the table below:

Shareholder	Number of Capital Alliance shares beneficially owned on the last practicable date	Percentage of scheme shares
Individuals		
B Gildenhuys	60 000	0.0%
I M Kirk	1 126 435	0.6%
H R Levin	52 426	0.0%
T A Mokhobo	1 711	0.0%
L M Nestadt	1 085 000	0.6%
Institutions		
Lexshell 519 Investments (Proprietary) Limited	36 521 739	20.7%
Investec Employee Benefits Limited	12 091 842	6.8%
Capital Alliance Holdings Share Trusts	9 066 241	5.2%
Investec Asset Management (Proprietary) Limited	6 699 817	3.8%
Investec Bank Limited	3 503 120	2.0%
Total	70 208 331	39.7%

In addition to the Capital Alliance shareholders who have irrevocably undertaken to vote in favour of the scheme, Investec Asset Management (Proprietary) Limited holds 8 252 572 (4.3%) Capital Alliance shares in terms of non-discretionary client mandates and has given an undertaking to recommend to its clients that they vote in favour of the scheme at the scheme meeting.

Other than as disclosed in paragraph 1 of the statement of material interests of the directors of Capital Alliance, none of the shareholders referred to in this paragraph, with the exception of Investec Asset Management (Proprietary) Limited, have dealt in Capital Alliance shares during the period from 1 June 2004 until the last practicable date.

During the period from 1 June 2004 until the last practicable date, Investec Asset Management (Proprietary) Limited has dealt in Capital Alliance shares in the ordinary course of managing and balancing its portfolios in terms of its client mandates.

5. SPECIAL ARRANGEMENTS

Save as disclosed in paragraph 5 of the explanatory statement, paragraph 5.8.2 of the valuation statement, paragraph 6 of the statement of material interests of the directors of Capital Alliance and in paragraph 4 above.

5.1 there are no arrangements, undertakings by or agreements between Liberty Life and Capital Alliance in relation to the Capital Alliance shares; and

5.2 no agreements, arrangements or understandings (including any compensation arrangements) which have any connection with or dependence on the scheme, exist between Liberty Life and any director of Capital Alliance or any person who was a director of Capital Alliance within the period commencing 12 months prior to the last practicable date, or any Capital Alliance shareholder or a person who was a Capital Alliance shareholder within the period commencing 12 months prior to the last practicable date.

6. MATERIAL CONTRACTS

Neither Capital Alliance nor it subsidiaries have entered into any material contracts, other than in the ordinary course of business:

6.1 during the two year period preceding the date of this circular; or

6.2 at any other time which contains an obligation or settlement which is material to Capital Alliance or its subsidiaries at the date of this circular.

7. LITIGATION STATEMENT

As at the last practicable date, Capital Alliance is not involved in any legal or arbitration proceedings, nor are the directors aware of any proceedings that are pending or threatened, which may have or have had during the twelve month period preceding the date of issue of this circular, a material effect on the financial position of Capital Alliance or any of its subsidiaries.

8. DIRECTORS' RESPONSIBILITY STATEMENT

8.1 The directors of Capital Alliance:

- have considered all statements of fact and opinion in this document;
- collectively and individually, accept full responsibility for the accuracy of the information given, except for the paragraphs referred to in paragraph 8.2 below;
- verify that to the best of their knowledge and belief, there are no facts, the omission of which would make any statement false or misleading; and
- have made all reasonable enquiries in this regard.

8.2 The directors of Liberty Life have:

- considered all statements of fact given in paragraphs 3, 4 and 5 of this "Additional Information" section of this document;
- collectively and individually, accept full responsibility for the accuracy of the information given in such paragraphs;
- verify to the best of their knowledge and belief, there are no facts in such paragraphs, the omission of which would make any statement false or misleading; and
- have made all reasonable enquiries in this regard.

9. CASH CONFIRMATION

The SRP has been given appropriate confirmation (in terms of its requirements) that Liberty Life has sufficient cash resources and/or facilities with which to meet its obligations in respect of the scheme consideration payable in terms of the scheme.

10. SUSPENSION AND TERMINATION OF LISTING OF CAPITAL ALLIANCE SHARES ON THE JSE

Subject to the fulfilment of the suspensive conditions, the JSE has agreed to –

10.1 suspend the listing of Capital Alliance shares on the JSE with effect from the commencement of trade on Monday, 18 April 2005; and

10.2 terminate the listing of Capital Alliance shares on the JSE with effect from the commencement of trade on Tuesday, 26 April 2005.

11. CONSENTS

The investment bank, sponsor, attorneys and independent reporting accountants and auditors to Capital Alliance, the independent adviser to the Capital Alliance board and the investment bank and transactional sponsor, sponsor and attorneys to Liberty Life have all consented in writing to their names being stated in this document in the form and context in which they have been included and have not withdrawn such consents prior to the publication of this document.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Capital Alliance during normal business hours (excluding Saturdays, Sundays and South African public holidays) from the date of issue of this document up to and including the operative date of the scheme:

- the memorandum and articles of association of Capital Alliance;
- the Order of Court convening the scheme meeting;
- the unaudited interim financial statements for Capital Alliance for the six-month periods ended 30 September 2003 and 30 September 2004;
- the audited annual financial statements for Capital Alliance for the four financial years ended 31 March 2004;
- the report of the reporting accountants on the *pro forma* financial effects of the scheme set out in this document;
- the fair and reasonable letter from RMB to the Capital Alliance board, including RMB's consent to the inclusion of its name in this document in the form and context in which it appears;
- the written consents referred to in paragraph 11 above;
- the irrevocable undertakings referred to in paragraph 4 of this "Additional Information" section of this document; and
- signed copies of this document.

For and on behalf of:

CAPITAL ALLIANCE HOLDINGS LIMITED

W T Green
Company Secretary

Johannesburg
9 February 2005

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
9 February 2005

TRADING HISTORY OF CAPITAL ALLIANCE HOLDINGS LIMITED ("CAPITAL ALLIANCE") SHARES ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA ("JSE")

The trading history of Capital Alliance shares on the JSE is set out below:

		Low (cents)	High (cents)	Close (cents)	Volume
Quarterly					
2002	31 March	830	1 100	880	19 099 190
	30 June	825	1 170	1 020	8 741 358
	30 September	870	1 090	880	8 981 062
	31 December	880	1 050	1 005	7 903 560
2003	31 March	880	1 150	943	15 619 453
	30 June	800	1 090	986	7 256 848
	30 September	910	1 110	950	13 291 227
	31 December	935	1 215	1 110	12 314 648
2004	31 March	1 100	1 265	1 140	14 276 051
	30 June	1 030	1 220	1 200	20 811 220
	30 September	1 062	1 300	1 270	20 258 256
	31 December	1 250	1 795	1 785	42 453 234
Monthly					
2003	30 April	800	970	810	2 509 279
	31 May	810	900	896	1 945 668
	30 June	900	1 090	986	2 801 901
	31 July	980	1 065	1 060	2 730 804
	31 August	920	1 110	935	6 327 539
	30 September	910	975	950	4 232 884
	31 October	935	1 075	1 035	4 965 364
	30 November	1 043	1 199	1 180	1 416 361
	31 December	1 025	1 215	1 110	5 932 923
2004	31 January	1 100	1 265	1 199	6 662 408
	29 February	1 150	1 200	1 176	3 768 584
	31 March	1 116	1 180	1 140	3 845 059
	30 April	1 120	1 200	1 130	6 048 919
	31 May	1 030	1 150	1 071	4 900 869
	30 June	1 050	1 220	1 200	9 861 432
	31 July	1 062	1 205	1 100	8 575 676
	31 August	1 085	1 190	1 190	7 564 456
	30 September	1 170	1 300	1 270	4 118 124
	31 October	1 250	1 400	1 380	7 143 258
	30 November	1 365	1 650	1 610	9 022 990
	31 December	1 587	1 795	1 785	26 286 986
2005	31 January	1 782	1 824	1 815	22 703 457

	Low (cents)	High (cents)	Close (cents)	Volume
Daily				
2004				
December 1	1 587	1 620	1 600	491 748
2	1 770	1 795	1 790	2 569 769
3	1 775	1 789	1 781	2 168 743
6	1 770	1 785	1 770	3 645 600
7	1 760	1 770	1 770	4 170 150
8	1 760	1 770	1 765	1 151 944
9	1 760	1 770	1 765	5 083 907
10	1 765	1 770	1 770	878 059
13	1 765	1 774	1 770	760 998
14	1 770	1 775	1 770	788 587
15	1 771	1 779	1 775	1 823 378
17	1 775	1 785	1 785	963 061
20	1 780	1 782	1 782	142 421
21	1 782	1 790	1 790	1 123 674
22	1 783	1 790	1 790	85 819
23	1 783	1 785	1 783	14 196
24	1 783	1 795	1 795	43 196
28	1 783	1 783	1 783	6 000
29	1 783	1 783	1 783	6 900
30	1 783	1 783	1 783	86 984
31	1 780	1 785	1 785	281 852
2005				
January 3	1 782	1 785	1 785	371 300
4	1 785	1 785	1 785	75 150
5	1 800	1 801	1 800	870 904
6	1 795	1 805	1 795	1 047 500
7	1 795	1 799	1 795	1 128 249
10	1 796	1 800	1 796	181 128
11	1 796	1 797	1 797	26 097
12	1 793	1 797	1 795	9 581 648
13	1 790	1 795	1 795	653 548
14	1 785	1 794	1 790	33 110
17	1 788	1 790	1 790	476 395
18	1 790	1 791	1 790	191 649
19	1 790	1 805	1 795	5 894 593
20	1 795	1 800	1 800	456 121
21	1 795	1 800	1 796	615 206
24	1 795	1 796	1 795	259 300
25	1 796	1 800	1 800	365 398
26	1 798	1 824	1 824	128 682
27	1 799	1 800	1 799	312 442
28	1 800	1 815	1 815	35 037
31	1 800	1 815	1 815	386 059

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE *PRO FORMA* FINANCIAL EFFECTS OF THE SCHEME ON CAPITAL ALLIANCE HOLDINGS LIMITED SHAREHOLDERS

"The Directors
Capital Alliance Holdings Limited
162 Anderson Street
Johannesburg
2001

2 February 2005

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS ON CAPITAL ALLIANCE HOLDINGS LIMITED ("CAPITAL ALLIANCE") SHAREHOLDERS OF THE SCHEME OF ARRANGEMENT IN TERMS OF SECTION 311 OF THE COMPANIES ACT PROPOSED BY LIBERTY GROUP LIMITED BETWEEN CAPITAL ALLIANCE AND ITS SHAREHOLDERS

Introduction

We report on the unaudited pro forma financial effects on net asset value and tangible net asset value set out in paragraph 3 of the Valuation Statement in terms of section 312(1)(a)(ii) of the Companies Act (collectively, "the unaudited pro forma financial effects") of the circular to Capital Alliance shareholders to be dated on or about 9 February 2005 ("the circular"). The unaudited pro forma financial effects have been prepared for illustrative purposes to provide information about how the proposed scheme would have affected the asset values for shareholders of Capital Alliance for the six months ended 30 September 2004. Because of their nature, the unaudited pro forma financial effects may not give a fair reflection of the financial position nor the effect on income going forward of shareholders of Capital Alliance.

At your request, and for purposes of the scheme, we present our report on the unaudited *pro forma* financial effects in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

Responsibilities

The directors of Capital Alliance are solely responsible for the preparation of the unaudited *pro forma* financial effects to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to form an opinion on the unaudited *pro forma* financial effects and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial effects beyond that owed to those to whom those reports were addressed at their dates of issue.

Basis of opinion

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the unaudited *pro forma* financial information of Capital Alliance for the latest financial period, considering the evidence supporting the unaudited *pro forma* financial effects, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial effects with the directors of Capital Alliance.

Because the above procedures do not constitute either an audit or a review made in accordance with statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial effects.

Had we performed additional procedures or had we performed an audit or review of the unaudited *pro forma* financial effects in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

In our opinion:

- the unaudited *pro forma* financial effects have been properly compiled on the basis stated;
- where applicable, such basis is consistent with the accounting policies of Capital Alliance; and
- the assumptions are appropriate for the purposes of the unaudited *pro forma* financial effects as disclosed and in terms of Section 8.30 of the JSE Listing Requirements.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg"

FAIR AND REASONABLE OPINION OF THE INDEPENDENT ADVISER

This fair and reasonable opinion by the independent adviser is not required in terms of the JSE Listing requirements and does not comply with the JSE Listings Requirements.

"26 January 2005

The Directors
Capital Alliance Holdings Limited
162 Anderson Street
Johannesburg
2001

Dear Sirs

OPINION REGARDING THE SCHEME OF ARRANGEMENT PROPOSED BY LIBERTY GROUP LIMITED ("LIBERTY LIFE") BETWEEN CAPITAL ALLIANCE HOLDINGS LIMITED ("CAPITAL ALLIANCE") AND THE SHAREHOLDERS OF CAPITAL ALLIANCE ("THE SCHEME")

Introduction

FirstRand Bank Limited acting through Rand Merchant Bank Corporate Finance ("RMB") has been appointed in terms of Rule 3.1 of The Securities Regulation Code on Takeovers and Mergers by the Board of Directors of Capital Alliance ("the Board") to provide them appropriate external advice on the scheme consideration of R17.50 and the final dividend of R1.00, to be received by Capital Alliance's shareholders in terms of the scheme (collectively, "the consideration").

Full details of the scheme are contained in the document to be posted to Capital Alliance shareholders on or about 2 February 2005, in which a copy of this letter will be included. All terms not otherwise defined in this letter have the meanings given to them in that document.

Procedures

In arriving at our opinion we have, amongst other things:

- reviewed the audited annual financial statements of Capital Alliance for the 3 most recent financial years;
- reviewed additional information, including actuarial reports prepared by the independent actuary of Capital Alliance, net assets and prospects of the business;
- considered the historical share prices of and volumes traded in Capital Alliance shares; and
- held discussions with the executive director of Capital Alliance and other members of the Capital Alliance management team, reviewed such other analyses from Capital Alliance and considered such other matters as we consider necessary, including assessing conditions in the life insurance industry.

Valuation

RMB performed a valuation of Capital Alliance to determine whether the consideration represents fair value to Capital Alliance shareholders. The embedded value approach was the primary valuation methodology employed. This was supplemented with other valuation methodologies such as appraisal value, relative share price analysis as well as comparative valuation methodologies.

Key value drivers to the valuations included new business growth, new business profitability, future administration expenses, future mortality and morbidity experience and investment performance.

Other facts and procedures

Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as at, the date hereof. In formulating our opinion we have not addressed the underlying business decision to effect the scheme.

In particular, this letter and opinion is provided to the Board in connection with and for the purpose of their contemplation of the consideration and the Board's recommendation thereof to the Capital Alliance shareholders.

Opinion

On the basis of and subject to the aforegoing, RMB is of the opinion that the consideration exceeds our assessment of the fair value of Capital Alliance by at least 3% and as such the consideration is fair and reasonable to Capital Alliance shareholders.

Other information

A shareholder's decision regarding whether the consideration to be received in terms of the scheme is fair and reasonable may be influenced by such shareholder's particular circumstances. Shareholders should accordingly consult an independent adviser if they are in any doubt as to the merits of the scheme, considering their individual circumstances.

Shareholders are advised that there are taxation implications arising from the scheme. Consequently, shareholders are advised to consult their tax advisers concerning the tax treatment applicable to their circumstances.

Material interests

RMB is part of Rand Merchant Bank, a division of FirstRand Bank Limited which is in turn a wholly-owned subsidiary of FirstRand Limited, an international group of companies ("the FirstRand Group") ultimately controlled from South Africa.

RMB, FirstRand Bank Limited and the other companies in the FirstRand Group and their respective directors may hold shares in Liberty Life and Capital Alliance in the ordinary course of their portfolio investments. Other than for any such interests, RMB has no interest, direct or indirect, beneficial or non-beneficial, in Liberty Life or Capital Alliance nor in the outcome of the scheme.

Consent

We hereby consent to the inclusion of this letter and the references to our opinion in the document to Capital Alliance's shareholders in the form and context in which they appear.

Yours faithfully

For and on behalf of FirstRand Bank Limited,
acting through Rand Merchant Bank Corporate Finance

1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)"

FINANCIAL INFORMATION RELATING TO CAPITAL ALLIANCE HOLDINGS LIMITED FOR THE SIX-MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 30 SEPTEMBER 2004

The following are the unaudited consolidated results of Capital Alliance Holdings Limited and its subsidiary companies for the six months ended 30 September 2004 together with comparative figures:

SUMMARISED GROUP INCOME STATEMENTS

for the six months ended	Notes	Unaudited 30 September 2004 R'000	Unaudited 30 September 2003 R'000
Income		**2 343 288**	2 119 138
Net premium income on insurance contracts		**1 183 826**	838 313
Net premium income from reinsurance arrangements		**(7 779)**	(38 991)
Policy fees on investment contracts		**6 832**	5 135
Investment income, net gain on revaluation and disposal of investments		**1 155 263**	1 292 461
Other income		**5 146**	22 220
Outgo		**2 039 591**	1 883 375
Net policyholder benefits relating to insurance contracts		**1 402 117**	1 296 765
Commission on insurance contracts		**176 613**	60 885
Administration expenses		**222 948**	112 380
Amortisation of intangible assets	1	**6 103**	8 324
Minority share of profits		**5 404**	–
Transfers to policyholder liabilities under insurance contracts		**226 406**	405 021
Net profit before taxation	2	**303 697**	235 763
Taxation		**(67 913)**	(32 110)
Net profit after taxation		**235 784**	203 653
Preference dividend		**(8 212)**	(11 378)
Attributable earnings to ordinary shareholders		**227 572**	192 275
Headline earnings attributable to ordinary shareholders	3	**233 675**	200 599
Attributable earnings per share (cents)			
Basic		**126.9**	106.2
Fully diluted		**126.1**	106.2
Headline earnings per share (cents)			
Basic		**130.3**	110.8
Fully diluted		**129.5**	110.8
Weighted average number of shares in issue ('000)		**179 397**	180 999
Fully diluted number of shares in issue ('000)		**180 402**	181 104
Total shares in issue ('000)		**176 576**	179 485

Notes:

1. Amortisation of intangible assets represents amortisation of the present value of in force business arising on the acquisition of Saambou Life and PrefSure Life (previously Lumley Life) and is written off over a period representing the emergence of the future profits, in proportion to these future profits. In the case of Saambou Life the period is three years, of which six months is still outstanding. In the case of PrefSure Life the period is 10 years from 1 January 2004.

2. Net profit before taxation split as:

	R'000	R'000
Operating Income	**164 251**	181 917
Policy fees on investment contracts	**6 832**	5 135
Shareholders' investment income on life investments	**50 065**	48 882
Shareholders' net gain on revaluation and disposal of life investments	**81 508**	(20 239)
Other income net of administration expenses	**1 041**	20 068
	303 697	235 763

3. The headline earnings are calculated as:

Attributable earnings for the period	**227 572**	192 275
Add: Amortisation of intangible assets	**6 103**	8 324
Headline earnings for the period	**233 675**	200 599

SUMMARISED GROUP BALANCE SHEETS

as at	**Unaudited 30 September 2004 R'000**	Audited 31 March 2004 R'000
ASSETS		
Investment assets	**18 281 465**	18 196 119
Intangible assets	**140 035**	121 382
Property, plant and equipment	**43 240**	45 485
Deferred taxation	**197 705**	164 828
Current assets	**882 097**	752 118
Total assets	**19 544 542**	19 279 932
EQUITY, RESERVES AND LIABILITIES		
Total shareholders' funds	**2 162 773**	2 103 316
Minority interests'	**143 584**	149 617
Outside shareholders' interests in respect of preference shares	**200 000**	200 000
Net policyholder liabilities	**15 836 185**	15 643 518
– under insurance contracts	**14 271 672**	14 048 663
– under investment contracts	**1 564 513**	1 594 855
Non-current liabilities	**913**	104 480
Deferred taxation	**103 933**	68 446
Current liabilities	**1 097 154**	1 010 555
Total equity, reserves and liabilities	**19 544 542**	19 279 932

VALUATION BASIS: ECONOMIC ASSUMPTIONS

for the period ended	**30 September 2004**	31 March 2004
Risk discount rate	**12.0%**	12.5%
Equity return (before capital gains tax)	**11.5%**	12.0%
Property return (before tax)	**10.5%**	11.0%
Fixed interest return (before tax)	**9.5%**	10.0%
Cash return (before tax)	**7.5%**	8.0%
Average investment return (before tax)	**9.9%**	10.9%
Expense inflation rate per annum	**5.5%**	6.0%

LIFE INSURANCE OPERATIONS

for the six months ended	Unaudited 30 September 2004 R'000	Unaudited 30 September 2003 R'000
Net premium income on insurance contracts		
Individual life		
Single premiums	**187 034**	124 722
Recurring premiums	**842 492**	671 079
Gross individual life premiums	**1 029 526**	795 801
Reinsurance premiums	**(143 537)**	(77 369)
	885 989	718 432
Group benefits		
Single premiums	**3 640**	5 659
Recurring premiums	**478 997**	151 939
Funeral – single premiums	**11 320**	2 519
Gross group benefits premiums	**493 957**	160 117
Reinsurance premiums	**(213 740)**	(63 233)
	280 217	96 884
Credit life		
Single premiums	**20 241**	24 586
Reinsurance premiums	**(2 621)**	(1 589)
	17 620	22 997
Net premium income on insurance contracts	**1 183 826**	838 313
Net premium income from reinsurance arrangements	**(7 779)**	(38 991)
Investment income, net gains on revaluation and disposal of investments (net of administration fees)		
Insurance contracts and shareholder assets		
Investment income	**507 342**	577 374
Realised gain on disposal of investments	**179 533**	152 536
Unrealised gain on revaluation of investments	**407 511**	681 179
Foreign exchange translation net gain on conversion of foreign subsidiary	**84 907**	(97 156)
Investment administration fees	**(24 030)**	(21 472)
	1 155 263	1 292 461
Investment contracts before fair value adjustment		
Investment income	**43 579**	49 460
Realised loss on disposal of investments	**(4 842)**	(1 350)
Unrealised gain on revaluation of investments	**72 273**	39 010
Investment administration fees	**(774)**	(1 915)
	110 236	85 205
Total investment income, net gains on revaluation and disposal of investments before fair value adjustment	**1 265 499**	1 377 666
Fair value adjustment relating to investment policyholder liabilities	**(110 236)**	(85 205)
Total investment income, net gains on revaluation and disposal of investments	**1 155 263**	1 292 461

for the six months ended	Note	Unaudited 30 September 2004 R'000	Unaudited 30 September 2003 R'000
Net policyholder benefits relating to insurance contracts			
Individual life	4	**1 260 919**	1 209 901
Death and disability benefits		**296 966**	192 786
Maturities		**458 934**	441 498
Annuities		**308 826**	292 297
Surrenders		**328 325**	360 635
Gross individual life claims		**1 393 051**	1 287 216
Reinsurance claims		**(132 132)**	(77 315)
Group benefits		**131 006**	76 364
Death and disability benefits		**253 490**	129 867
Maturities		**446**	1 659
Member withdrawals		**3 283**	2 650
Scheme terminations and investment withdrawals		**5 444**	1 491
Group funeral – death and disability benefits		**5 104**	3 173
Gross group benefits claims		**267 767**	138 840
Reinsurance claims		**(136 761)**	(62 476)
Credit life		**10 192**	10 500
Death and disability benefits		**10 043**	11 282
Reinsurance claims		**149**	(782)
		1 402 117	1 296 765

Note:

4. Policyholder benefits are stated gross of policy loans. In order to arrive at an estimate of net cash outflow in respect of benefits paid, R273 million in respect of policy loans must be deducted from the individual life claims of R1 261 million.

SUMMARISED STATEMENT OF CHANGES IN EQUITY

	Unaudited six months ended 30 September 2004 R'000	Audited year ended 31 March 2004 R'000	Unaudited six months ended 30 September 2003 R'000
Share capital and premium	**1 005 220**	1 001 030	1 043 101
Balance at beginning of period	**1 001 030**	1 018 347	1 018 347
Arising from share issue	**–**	28 572	28 571
Share issue expenses written off	**(55)**	(6 530)	(71)
Holding company shares disposed/(acquired) by group companies	**4 245**	(39 359)	(3 746)
Non-distributable reserve	**1 775**	1 775	600
Balance at beginning of period	**1 775**	600	600
Revaluation of owner-occupied properties	**–**	1 175	–
Foreign currency translation reserve	**(26 477)**	(16 675)	–
Balance at beginning of period	**(16 675)**	-	–
Foreign currency translation reserve arising on translation of foreign subsidiaries	**(9 802)**	(16 675)	–
Retained earnings	**1 182 255**	1 117 186	827 758
Restated balance/balance at beginning of period	**1 117 186**	785 316	785 316
Balance at beginning of period as previously reported		643 922	643 922
Adjustment for change in accounting policy			
Accounting for fair value of embedded derivative in terms of AC133		142 302	142 302
Deferred tax thereon		(908)	(908)
Net income for the period	**235 784**	501 651	203 653
Dividends declared	**(170 715)**	(169 781)	(161 211)
	2 162 773	2 103 316	1 871 459

SUMMARISED GROUP CASH FLOW STATEMENT

for the six months ended	**Unaudited 30 September 2004 R'000**	Unaudited 30 September 2003 R'000
Cash flow from operating activities	**(491 878)**	(691 015)
Cash flow from investing activities	**794 382**	225 888
Cash flow from financing activities	**4 190**	8 235
Net movement in cash and cash equivalents	**306 694**	(456 892)
Cash and cash equivalents at beginning of period	**1 734 085**	1 764 086
Foreign exchange effect on cash	**(32 301)**	–
Cash and cash equivalents at end of period	**2 008 478**	1 307 194

SUMMARISED SEGMENT INFORMATION

Unaudited for the six months ended 30 September 2004	South African insurance and other operations R'000	Australian insurance and other operations R'000	Total R'000
The primary segments of the group are the geographic operations:			
Income statement extracts			
Net premium income on insurance contracts	851 313	324 734	**1 176 047**
Investment income, net gains on revaluation and disposal of investments (net of administration fees)	1 138 358	16 905	**1 155 263**
Losses from changes in shareholdings	–	(4 854)	**(4 854)**
Other income	6 193	10 639	**16 832**
Net policyholder benefits on insurance contracts	(1 330 396)	(71 721)	**(1 402 117)**
Commissions on insurance contracts	(64 065)	(112 548)	**(176 613)**
Administration expenses	(119 672)	(103 276)	**(222 948)**
Amortisation of intangible assets	(3 330)	(2 773)	**(6 103)**
Minority share of profits	–	(5 404)	**(5 404)**
Transfer to policyholder liabilities under insurance contracts	(188 856)	(37 550)	**(226 406)**
Net profit before taxation	289 545	14 152	**303 697**
Taxation	(63 479)	(4 434)	**(67 913)**
Net profit after taxation	226 066	9 718	**235 784**
Preference dividends	(8 212)	–	**(8 212)**
Attributable earnings to ordinary shareholders	217 854	9 718	**227 572**
Adjustment for amortisation of intangible assets	3 330	2 773	**6 103**
Headline earnings	221 184	12 491	**233 675**
Balance sheet extracts			
Total carrying amount of segment assets excluding capital additions and deferred tax assets	18 232 661	1 081 675	**19 314 336**
Capital additions	28 743	3 758	**32 501**
Deferred tax assets	133 367	64 338	**197 705**
Total carrying amount of segment assets	18 394 771	1 149 771	**19 544 542**
Segment liabilities excluding deferred tax liabilities	16 576 014	701 822	**17 277 836**
Deferred tax liabilities	51 841	52 092	**103 933**
Total segment liabilities	16 627 855	753 914	**17 381 769**

GROUP EMBEDDED VALUE

as at	30 September 2004 R'000	31 March 2004 R'000
Shareholders' net assets		
– total	**2 162 773**	2 103 316
– *less:* Saambou intangible asset	**(3 330)**	(6 659)
Net value of South African in force life business	**681 782**	681 183
Gross value of South African in force life business	**819 926**	820 920
Less: Opportunity cost of capital adequacy requirements	**(138 144)**	(139 737)
Embedded value	**2 841 225**	2 777 840
Capital adequacy requirement ("CAR")	**966 244**	931 412
Capital adequacy cover (times)	**2.4**	2.5
Net asset value per share (Rand)	**12.23**	11.90
Embedded value of in force business per share (Rand)	**3.86**	3.87
Embedded value per share (Rand)	**16.09**	15.77

VALUE OF NEW BUSINESS

as at	30 September 2004 R'000	30 September 2003 R'000
Net value of new life insurance business written in South Africa	**26 418**	9 329
Gross value of new life insurance business written in South Africa	**28 113**	11 318
Less: Opportunity cost of capital adequacy requirements	**(1 695)**	(1 989)

ANALYSIS OF GROWTH IN EMBEDDED VALUE

for the period ended	30 September 2004 R'000	31 March 2004 R'000	30 September 2003 R'000
Embedded value at end of period	**2 841 225**	2 777 840	2 456 472
Embedded value at start of period	**2 777 840**	2 380 180	2 380 180
Growth in embedded value	**63 385**	397 660	76 292
Less: Changes in share capital	**(4 190)**	(16 142)	(24 754)
Adjustment for AC133	**–**	(41 782)	(41 782)
Plus: Dividends declared or paid	**170 715**	169 781	161 211
Embedded value earnings	**229 910**	509 517	170 967
Analysed as:			
Roll forward	**186 322**	252 892	88 792
Investment return on life insurance net assets	**131 573**	136 234	48 701
Expected return on in force business	**54 749**	116 658	40 091
Value of new business	**26 418**	40 405	9 329
Expected return on new business	**725**	2 412	583
Change in economic assumptions	**12 319**	(9 185)	12 172
Change in non-economic assumptions and basis	**(62 091)**	127 772	32 338
Investment experience variations*	**87 951**	24 579	
Other experience variations	**(21 734)**	70 642	27 744
Embedded value earnings	**229 910**	509 517	170 958

*Included in other experience variations at 30 September 2003.

COMPOSITION OF SHAREHOLDERS' NET ASSET VALUE

as at	30 September 2004 R'000	31 March 2004 R'000
Equity	**655 012**	731 472
Cash	**792 400**	377 473
Interest bearing	**611 687**	983 025
Property	**57 919**	44 567
Other	**45 755**	(33 221)
	2 162 773	2 103 316

NEW BUSINESS ANNUAL PREMIUM INCOME BY SOURCE

for the six months ended	30 September 2004 R'000	30 September 2003 R'000
South African individual life recurring premiums	**46 937**	48 857
CAL Commercial	**13 897**	12 526
Broker	**–**	456
Distribution partners	**33 040**	35 875
South African group benefits recurring premiums	**36 460**	28 287
Group risk	**31 546**	27 079
Funeral	**3 617**	1 208
Credit life	**1 297**	–
Total South African new recurring premiums	**83 397**	77 144
South African single premiums:		
Individual life	**170 655**	104 582
Annuities	**24 001**	18 695
Credit life	**2 355**	2 954
Pensions investment	**–**	1 575
Total South African single premiums	**197 011**	127 806
Australian new recurring premiums:		
Individual life	**27 995**	
Group risk	**8 196**	
Total Australian new recurring premiums	**36 191**	

FINANCIAL INFORMATION RELATING TO CAPITAL ALLIANCE HOLDINGS LIMITED FOR THE FOUR FINANCIAL YEARS ENDED 31 MARCH 2004

Set out below is the audited historical financial information of Capital Alliance for the four financial years ended 31 March 2004, as extracted from Capital Alliance's audited historical information for such years.

BALANCE SHEETS

as at 31 March

	Notes	2004 R'000	2003 R'000	2002 R'000	2001 R'000
ASSETS					
Non-current assets					
Investments		**18 196 119**	17 618 620	17 489 556	3 167 964
Listed securities	2	**10 813 574**	9 657 175	8 565 344	1 719 072
Derivative assets	3	**73 557**	42 085	–	–
Investment properties	4	**22 828**	22 090	12 270	9 005
Other investments	5	**1 293 194**	1 257 937	989 046	544 917
Non-current receivables		**–**	–	–	373 785
Loans and debentures	6	**4 506 523**	5 020 654	4 031 340	–
Investment in associate company	7	**–**	9 101	15 154	–
Funds on deposit		**1 486 443**	1 609 578	3 876 402	521 185
Intangible assets	8	**81 240**	23 308	–	14 972
Goodwill	9	**40 142**	–	–	1 609
Property, plant and equipment	10	**45 485**	38 775	20 601	12 062
Deferred taxation	11	**164 828**	141 959	–	327
		18 527 814	17 822 662	17 510 157	3 196 934
Current assets		**752 118**	798 589	907 688	468 054
Outstanding premiums and other debtors	12	**500 514**	640 119	454 136	241 618
Taxation		**3 962**	3 962	3 961	4 207
Cash at bank and on hand		**247 642**	154 508	449 591	79 340
Total assets		**19 279 932**	18 621 251	18 417 845	3 664 988
EQUITY AND LIABILITIES					
Capital and reserves					
Shareholders' funds		**2 103 316**	1 662 869	1 267 041	1 140 721
Share capital	13	**17 915**	17 718	17 117	13 389
Share premium		**983 115**	1 000 629	948 166	506 919
Revaluation reserve		**1 775**	600	600	–
Foreign currency translation reserve		**(16 675)**	–	–	–
Retained earnings		**1 117 186**	643 922	301 158	620 413
Minority shareholders' interests		**149 617**	–	–	24 110
Outside shareholders' interests	14	**200 000**	200 000	200 000	–
Non-current liabilities		**15 816 444**	15 682 161	16 062 033	2 040 513
Net policyholder liabilities		**15 643 518**	15 405 943	15 876 386	1 818 523
Liabilities under insurance contracts	15	**14 048 663**			
Liabilities under investment contracts	16	**1 594 855**			
Deferred taxation	11	**68 446**	52 558	–	–
Loans	17	**–**	179 313	101 382	97 279
Long-term liabilities under finance leases	18	**–**	40 026	84 265	124 711
Derivative liabilities	3	**104 480**	–	–	–
Retirement benefit obligation	19	**–**	4 321	–	–
Current liabilities		**1 010 555**	1 076 221	888 771	459 644
Outstanding claims and policyholders' benefits		**175 649**	398 972	397 794	177 269
Reinsurance, commission, investment, premium and sundry creditors and accruals		**348 908**	507 809	325 788	135 894
Provisions	20	**12 483**	5 072	20 275	–
Current portion of loan	17	**292 934**	33 510	–	93 810
Current portion of finance lease liability	18	**55 955**	67 804	97 652	–
Taxation		**119 064**	54 939	40 786	52 671
Shareholders for dividends		**5 562**	8 115	6 476	–
Total equity and liabilities		**19 279 932**	18 621 251	18 417 845	3 664 988

INCOME STATEMENTS
for the years ended 31 March

	Notes	**2004 R'000**	2003 R'000	2002 R'000	2001 R'000
Income		**4 233 898**	4 534 098	17 625 034	806 076
Net premium income on insurance contracts	21	**1 926 798**	4 560 767	16 041 283	629 371
Policy fees on investment contracts		**9 976**			
Net investment income (net of administration fees)	22	**1 030 434**	1 205 418	782 220	189 646
Gains/(losses) on revaluation and disposal of investments	23	**1 264 086**	(1 244 267)	774 385	(90 266)
Share of profits of subsidiary previously held as an investment and profits from other changes in shareholdings		**4 360**	–	–	–
Net other financial services income	27	**6 476**	18 233	22 135	77 325
Net (loss)/income from associate companies	7	**(8 232)**	(6 053)	5 011	–
Outgo		**3 660 869**	4 066 218	17 848 269	484 155
Net policyholder benefits relating to insurance contracts	24	**3 076 660**	4 760 057	3 396 163	561 437
Commission on insurance contracts		**169 891**	138 963	144 884	58 480
Administration expenses	25	**311 460**	258 096	249 359	211 320
Amortisation of intangible assets	8	**18 012**	43 285		
Amortisation of goodwill	9	**3 568**			
Minority share of profits		**19 727**			
Transfer to/(from) policyholder liabilities under insurance contracts		**61 551**	(1 134 183)	14 057 863	(347 082)
Net profit before taxation		**573 029**	467 880	(223 235)	321 921
Taxation	26	**(71 378)**	27 593	(11 444)	(36 406)
Net profit after taxation		**501 651**	495 473	(234 679)	285 515
Preference dividend		**(19 957)**	(23 537)	(16 304)	–
Minority interests		**–**	–	–	(16 467)
Attributable earnings to ordinary shareholders		**481 694**	471 936	(250 983)	269 048
Attributable earnings per share (cents)	28				
Basic		**268,9**	264,3	(161,4)	188
Fully diluted		**267,9**	264,1	(161,3)	
Headline earnings per share (cents)	28				
Basic		**280,9**	288,5	237,3	201
Fully diluted		**279,9**	288,4	237,2	

CASH FLOW STATEMENTS
for the years ended 31 March

	Notes	2004 R'000	2003 R'000	2002 R'000	2001 R'000
Cash flow from operating activities					
Cash (utilised in)/generated by operations	30	**(1 745 937)**	(464 149)	12 351 282	62 948
(Increase)/decrease in other net assets	31	**(241 472)**	(291 379)	224 256	75 721
		(1 987 409)	(755 528)	12 575 538	138 669
Interest received		**1 035 857**	1 130 913	724 680	–
Interest paid		**(62 721)**	(80 792)	(58 621)	–
Taxation paid	32	**(59 671)**	(198 926)	(10 730)	(56 191)
		(1 073 944)	95 667	13 230 867	82 478
Dividends paid	33	**(143 762)**	(21 898)	(44 614)	(27 796)
Cash (utilised in)/generated by operating activities		**(1 217 706)**	73 769	13 186 253	54 682
Cash flow from financing activities					
Proceeds on issue of shares		**–**	–	717 500	494
Share issue expenses written-off		**(6 530)**	(311)	(4 761)	(90)
Share buyback		**–**	–	(66 422)	(117 370)
Holding company shares acquired by group companies		**(39 359)**	(69 102)	(8 475)	–
Funding from minorities		**56 954**	–	–	–
Loans and finance leases raised		**–**	33 692	(36 343)	157 500
Net cash inflow/(outflow) from financing activities		**11 065**	(35 721)	601 499	40 534
Cash flow from investing activities					
Property, plant and equipment		**(447)**	(5 828)	(9 890)	(5 713)
Intangible assets		**(24 403)**	–	–	–
Listed securities		**435 012**	(1 675 092)	(6 277 339)	53 547
Derivatives		**(17 206)**	–	–	–
Investment properties		**(2 617)**	(3 808)	(4 513)	7 786
Other investments		**(78 206)**	(18 964)	(196 560)	(398 715)
Loans and debentures		**961 882**	(807 312)	(3 615 876)	–
Associate company		**63 851**	–	–	–
Non-current receivables		**–**	–	–	(93 057)
Interest in subsidiaries	34	**(126 617)**	(88 951)	41 894	–
Cash generated by/(utilised in) investing activities		**1 211 249**	(2 599 955)	(10 062 284)	(436 152)
Net increase/(decrease) in cash and cash equivalents		**4 608**	(2 561 907)	3 725 468	(340 936)
Cash and cash equivalents at beginning of year		**1 764 086**	4 325 993	600 525	941 461
Foreign exchange effect on cash		**(34 609)**	–	–	–
Cash and cash equivalents at end of year	35	**1 734 085**	1 764 086	4 325 993	600 525

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accounting policies adopted by the company and the group comply, in all material respects, with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The consolidated financial statements are prepared on the historical cost basis, adjusted for the revaluation of properties and financial assets and liabilities to fair value. These accounting policies are consistent with those applied in the previous year except for the following:

1.1 The adoption of the accounting statement on recognition and measurement of financial instruments (AC133), which became effective for financial years commencing on or after 1 July 2002.

In accordance with AC133, in respect of financial assets, policyholder and shareholder assets have been designated as held at fair value and are thus re-measured to fair value and all realised and unrealised profits and losses are recognised in the income statement.

In accordance with AC133 and the guidance on the application of AC133 to liabilities arising from long-term insurance contracts as issued by the Accounting Practices Committee of The South African Institute of Chartered Accountants, the actuarial value of policyholder liabilities has been categorised between insurance contracts and investment contracts.

Insurance contracts continue to be valued in terms of the financial soundness valuation basis while investment contracts are valued at fair value as described in AC133 and the guidance. The policyholder liabilities under insurance and investment contracts are disclosed separately on the balance sheet.

Policyholder liabilities under investment contracts have been reflected in the balance sheet at fair value, with changes in fair value being accounted for in the income statement. Premium income, policyholder benefit payments, commissions, administration expenses and taxation relating to investment contracts have been excluded from the income statement and are accounted for directly in the balance sheet under the reconciliation of policyholder liabilities in respect of these contracts.

The statement requires that this change in accounting policy be applied prospectively and any adjustments necessary are made to the opening balance of retained earnings.

As the majority of the financial assets and liabilities of the group have always been valued at fair value, the impact of the implementation of AC133 was limited to the distinction between insurance and investment contracts and the inclusion of a financial instrument, which is accounted for as an embedded derivative. The effect of accounting for the embedded derivative with a fair value of R142 million at 1 April 2003 has been adjusted against opening retained earnings in terms of AC133. The income statement effect for the year ended 31 March 2004 is an unrealised loss of R70,9 million, being the fair value adjustment arising due to Rand strength and a deferred tax asset raised in respect of this loss of R10,6 million. The impact of this change in accounting policy is fully disclosed in the group statement of changes in shareholders' funds.

1.2 All subsidiaries held in the company were previously valued at cost less amounts written-off. In order to achieve consistency of accounting policies within the group, the policy has been changed to conform to the life insurance group policy and the investments in these subsidiaries have been valued in the company to account for the fair value of the subsidiaries' net assets. The effects of this change in accounting policy is fully disclosed in the company statement of changes in shareholders' funds. These adjustments are eliminated on consolidation of the group and have no effect on the group financial statements.

The following are the accounting policies adopted by the company and the group:

2. BASIS OF CONSOLIDATION

The group annual financial statements comprise those of the company and its subsidiaries. Subsidiary companies are those companies in which the group, directly or indirectly, has an interest of more than one-half of the voting rights or otherwise has power to exercise control over the operations. The results of subsidiaries are included from the effective dates of acquisition to the effective dates of disposal. All intercompany transactions, balances and unrealised profits are eliminated on consolidation. The accounting policies adopted by the subsidiaries are consistent with those of the company.

Subsidiaries are revalued to net asset value in the holding company as this represents the fair value of the investments in subsidiaries. These adjustments are eliminated on consolidation of the group.

3. FOREIGN CURRENCIES

3.1 Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement in the period in which the difference occurs as investment gains or losses and are reflected as attributable to shareholders' or policyholders' funds as appropriate.

3.2 Foreign operations

Foreign operations are operations of which the activities are integral to those of the reporting enterprise. Monetary assets and liabilities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities income and expenditure are translated into South African Rands at the rate of exchange ruling at the transaction date. Income and expenditure are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement as investment gains or losses in the period in which the difference occurs.

3.3 Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to the foreign currency translation reserve. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

4. FINANCIAL INSTRUMENTS

Financial assets

All financial assets, both policyholder and shareholder, may be initially classified as either:

- held for trading and are designated as financial instruments at fair value (through the income statement);
- held-to-maturity investments with fixed or determinable payments and fixed maturity where management has both the intent and ability to hold to maturity;
- loans and receivables originated by the entity that are created by the entity by providing money, goods or services directly to a debtor, other than those that are originated with the intention of sale immediately or in the short term; or
- financial assets that are not classified as any of the above are classified as available-for-sale.

The group has elected to designate policyholder and shareholder assets as held at fair value and are thus remeasured to fair value and all realised and unrealised gains and losses are recognised in the income statement.

Financial liabilities

Policyholder contracts that do not transfer significant insurance risk are classified in the financial statements at fair value, with changes in fair value being accounted for in the income statement. These liabilities are disclosed on the balance sheet as "Policyholder liabilities under investment contracts". Premiums, policyholder benefit payments, commissions, administration expenses and taxation relating to these investment contracts have been excluded from the income statement and accounted for directly as part of the liability. Fees earned from these contracts are disclosed separately in the income statement.

All policyholder contracts that transfer significant insurance risk are classified as insurance contracts. These contracts are valued in terms of the Financial Soundness Valuation ("FSV") basis contained in PGN104 issued by The Actuarial Society of South Africa and are reflected as "Policyholder liabilities under insurance contracts".

The group's liabilities under insurance and investment contracts are computed annually at the balance sheet date by the group's statutory actuary, in accordance with prevailing legislation, Generally Accepted Actuarial Standards in South Africa and South African Statements of Generally Accepted Accounting Practice.

The transfers to or from the policyholder liabilities reflected in the income statements represent the increase or decrease in actuarial liabilities relating to insurance contracts, including provisions for policyholders' bonuses, net adjustments to policyholders' stabilisation reserves and net adjustments to margins held within the policyholder liabilities.

Recognition and measurement

Financial instruments are initially measured at cost including transaction costs. All financial instrument purchases and sales are recognised using trade date accounting. Thereafter, held for trading financial instruments are held at fair value while held-to-maturity investments and loans and receivables originated by the entity are held at amortised cost, less any provisions for impairment.

Fair values are based on regulated exchange quoted ruling bid prices at the close of business on the last trading day on or before the balance sheet date. Fair values for unquoted equity instruments are estimated using applicable fair value models.

If a quoted bid price is not available for dated instruments the fair value is determined using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimate and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date. Any instrument that does not have a quoted market price in an active market and which fair value cannot be readily measured is stated at its cost, including transaction costs, less any provisions for impairment.

Gains and losses

All gains and losses arising from a change in fair value or on disposal of financial assets are recognised in the income statement as gains and losses on revaluation and disposal of investments and are shown as attributable to policyholders' or shareholders' funds, as appropriate.

5. DERIVATIVE FINANCIAL INSTRUMENTS

All derivative financial instruments are classified as financial instruments held at fair value. Derivative financial instruments are initially recognised at cost, including transaction costs and thereafter remeasured to fair value. Fair values are obtained from regulated exchange quoted ruling prices, dealer price quotations or options pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money. All derivative financial instruments are carried as assets when fair value is positive and as liabilities when the fair value is negative. All gains or losses are recognised in the income statement.

6. TRADE RECEIVABLES

Trade receivables are carried at original amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

7. INVESTMENT PROPERTIES

Investment properties are held for long-term rental yields and capital appreciation and are not occupied by the group.

Completed investment property is treated as a long-term investment and is carried at fair value, representing open market value. Investment properties are revalued annually based on open market value with existing use. The valuation is carried out by independent property valuators every three years and during the intervening years the properties are revalued by the directors. Any gain or loss on revaluation is recognised in the income statement in the period in which it arises in investment gains and losses on revaluation and disposal of investments.

Properties which are under construction are accounted for at cost and revalued once the asset is brought into use.

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried at cost and comprise cash and balances with financial institutions. For the purposes of the cash flow statement cash and cash equivalents include the funds on deposit included in the investment portfolios.

9. INTANGIBLE ASSETS

Present value of in-force life insurance business acquired

Where a subsidiary or portfolio of life assurance business is acquired, the present value of the in-force business of these businesses is recognised as an intangible asset and is amortised in the income statement on a basis that approximates the emergence of profits from these businesses, not exceeding a period of ten years.

The present value of life insurance business acquired is carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Computer software development costs

Costs associated with developing computer software programmes are recognised as an expense as and when incurred. However, costs that are clearly identified with a system being developed which will be owned and controlled by the group and has a probable benefit exceeding the cost beyond one year, are recognised as intangible assets. These intangible assets are amortised in the income statement on a straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years, and are carried in the balance sheet at cost less any accumulated amortisation and impairment losses. Computer software being developed at the balance sheet date is carried in the balance sheet at cost less any impairment losses. Amortisation commences once the asset is brought into use.

10. GOODWILL

Goodwill represents the excess of the cost of acquisition of subsidiaries over the fair value of the group's share of net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill arising on the acquisition of foreign entities is translated into South African Rand at rates of exchange ruling at the acquisition date. Goodwill is capitalised and amortised over the expected useful life on a straight-line basis over the lesser of its estimated useful life or 20 years.

Negative goodwill is the excess of the fair value of the group's share of net identifiable assets of the acquired subsidiaries at the date of acquisition and the cost of the acquisition. Negative goodwill is recognised in the income statement to the extent that it does not relate to identifiable expected future losses in full at the time that it arises.

11. PROPERTY, PLANT AND EQUIPMENT

Owner-occupied properties are held for use for administrative purposes and capital appreciation. These properties are valued on the same basis as investment properties, and are depreciated over the expected useful lives of the properties, not exceeding a period of 20 years. Revaluations above original cost are transferred to a non-distributable reserve. Any declines in value below original cost are first transferred to the non-distributable reserve to the extent of revaluations and then to income.

Plant and equipment are reflected at cost less accumulated depreciation, calculated to write off the cost on a straight-line basis over expected useful life, as follows:

Computer equipment	3 years
Office furniture	6 years
Office equipment	5 years
Motor vehicles	5 years

12. DEFERRED TAXATION

Provision is made for deferred taxation attributable to temporary differences between the carrying values and tax bases of assets and liabilities. Deferred taxation is provided for at current tax rates. A deferred tax asset is recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

A deferred tax liability is recognised for all taxable temporary differences, except differences relating to goodwill not deductible for tax purposes, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

13. LEASED ASSETS

Leased assets under agreements where the group assumes substantially all the benefits and risks of ownership are regarded as finance leases. Finance lease assets are capitalised at the estimated present value of the underlying lease repayments and are written off according to the straight-line method at rates deemed appropriate to reduce the book values over their useful lives to their estimated residual values. Lease payments are allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other non-current and current liabilities.

14. PROVISIONS

A provision is recognised where there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the obligation.

15. CASH DIVIDENDS AND CAPITALISATION SHARE AWARDS

Cash dividends and the full cash equivalent of capitalisation share awards in lieu of cash dividends are disclosed as dividends in the statement of changes in shareholders' funds in the period in which they are approved by the group's shareholders.

16. **PREMIUM INCOME**

Individual life investment funds, lump sums, annuities and single premiums are accounted for when the collection of the premiums in terms of the policy contract is assured. All other premium income on insurance contracts, both individual life and group schemes, is accounted for when they become due and payable.

Premium income on investment contracts are excluded from premium income with effect from 1 April 2003 in terms of AC133. These are taken directly to policyholder liabilities under investment contracts in the balance sheet.

17. **INVESTMENT INCOME**

Investment income is stated after the deduction of portfolio management fees and all operating and administrative expenses of the company's property owning subsidiaries. With the exception of preference share investments, dividends are brought into account as at the last day of registration in respect of listed shares and when declared in respect of unlisted shares. Interest and other income are accounted for on an accrual basis. Where dividends on preference shares are calculated with reference to time and the ultimate receipt is beyond doubt, dividends are accrued on a daily basis.

18. **REALISED AND UNREALISED GAINS AND LOSSES**

Realised gains and losses on investments are calculated as the difference between the sales proceeds and carrying values. Realised gains and losses arising on the disposal of investments and unrealised gains and losses arising on the revaluation of investments are recognised in the income statement in the period in which they arise.

19. **POLICYHOLDER BENEFITS**

Policyholder benefits relate to the group's insurance contracts and are accounted for when intimated and are stated at the initial best estimate net of reinsurance recoveries. Provision is also made for the estimated cost of claims incurred prior to, but not yet reported, at the balance sheet date.

Policyholder benefits on investment contracts are excluded from policyholder benefits with effect from 1 April 2003 in terms of AC133. These are taken directly to policyholder liabilities under investment contracts in the balance sheet.

20. **COMMISSIONS**

Commissions include both new business and renewal commissions on insurance contracts, as well as expenses related thereto, including sales managers' remuneration and bonuses payable, and the group's contributions to sales staff's pension and medical aid funds. Commissions on insurance contracts are expensed as and when paid through the income statement. Any expected clawback of commissions paid upfront should a policy lapse is taken into account in the calculation of the policyholder liabilities. Commissions relating to unearned premiums are deferred in liabilities under insurance contracts and accounted for in the same period in which those premiums are accounted for.

Commissions on investment contracts are excluded from commissions with effect from 1 April 2003 in terms of AC133. These are taken directly to policyholder liabilities under investment contracts in the balance sheet.

21. **POLICY FEES**

Administration fees received on investment contracts are recognised on an accrual basis when the services are rendered and are shown separately in the income statement.

22. OPERATING LEASES

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

23. ADMINISTRATION EXPENSES

Administration expenses include head office and branch administration expenditure as well as all other non-commission related expenditure and are expensed as incurred.

24. STAFF RETIREMENT FUNDS

The group operates a defined contribution retirement scheme for its active employees which is governed by the Pensions Fund Act, 1956. Since the benefit obligation of this scheme is determined by the value of the assets held in this portion of the fund a mismatch between assets and liabilities of the fund cannot arise and therefore actuarial valuations of this portion of the fund are not performed. Within this fund are pensioners transferred from a defined benefit plan who have not elected to transfer their benefits and whose pension entitlements are paid by the fund. For these benefits an actuarial valuation must be performed every three years.

The group also operates defined benefit retirement schemes for its employees which are governed by the Pensions Funds Act, 1956. These funds are now closed to new entrants and relate to employees from companies that were acquired by the group who have not elected to transfer to the defined contribution fund. Where plan assets exceed the defined benefit funded obligations the assets are not recognised as the apportionment of the surplus still needs to be approved by the Registrar of Pension Funds in terms of the Pension Funds Second Amendment Act, 39 of 2001. Where plan assets do not exceed the defined benefit obligations the deficit is recognised as a liability in the balance sheet. For these schemes an actuarial valuation must be performed every three years. The last valuation was completed at 31 March 2001 and the schemes were found to be in sound financial positions.

Both employers and employees fund the defined contribution scheme. The employers' contributions are charged to the income statement when incurred.

25. EQUITY COMPENSATION PLANS

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Capital Alliance Holdings Limited may be acquired at market prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options.

Shares acquired through the share scheme are allocated to participants and a loan to the value of the shares is raised at the time of allocation. Interest is charged at the official rate on the loan. On delivery of the shares, which is determined at the time of allocation, the amount of the loan is settled by the participants and delivery of the shares can then take place.

The group also operates an executive share trust whereby options are granted to permanent employees at the discretion of the directors in terms of which shares in the company may be acquired at prices prevailing at the dates of granting the options.

Delivery of such shares is effected at future dates, which are determined at the time of granting the options. The company does not provide any assistance to these employees in order to purchase such shares.

Shares under option or unsettled loan allocations carry no shareholder rights.

26. SEGMENT INFORMATION

The primary segments of the group are identified as the geographic operations and secondary segments of the group are identified as business operations.

1. SEGMENT INFORMATION

1.1 Primary segment information - geographical

The primary segments of the group are identified by the geographic operations:

	South African insurance and other operations 2004 R'000	South African insurance and other operations 2003 R'000	Australian insurance and other operations 2004 R'000	Australian insurance and other operations 2003 R'000	Total 2004 R'000	Total 2003 R'000
Income statement extracts						
Net premium income on insurance contracts	**1 787 851**	4 560 767	**138 947**	–	**1 926 798**	4 560 767
Net investment income (net of administration fees)	**1 012 601**	1 205 418	**17 833**	–	**1 030 434**	1 205 418
Gains/(losses) on revaluation and disposal of investments	**1 199 488**	(1 244 267)	**64 598**	–	**1 264 086**	(1 244 267)
Share of profits of subsidiary previously held as an investment and changes in shareholdings	**–**	–	**4 360**	–	**4 360**	–
Other income	**(9 395)**	12 180	**17 615**	–	**8 220**	12 180
Net policyholder benefits relating to insurance contracts	**(3 051 394)**	(4 760 057)	**(25 266)**	–	**(3 076 660)**	(4 760 057)
Commissions on insurance contracts	**(115 589)**	(138 963)	**(54 302)**	–	**(169 891)**	(138 963)
Administration expenses	**(226 844)**	(258 096)	**(84 616)**	–	**(311 460)**	(258 096)
Amortisation of intangible assets	**(16 648)**	(43 285)	**(1 364)**	–	**(18 012)**	(43 285)
Amortisation of goodwill	**–**	–	**(3 568)**	–	**(3 568)**	–
Profits attributable to minority shareholders	**–**	–	**(19 727)**	–	**(19 727)**	–
Transfer (to)/from policyholder liabilities	**(77 874)**	1 134 183	**16 323**	–	**(61 551)**	1 134 183
Net profit before taxation	**502 196**	467 880	**70 833**	–	**573 029**	467 880
Taxation	**(40 381)**	27 593	**(30 997)**	–	**(71 378)**	27 593
Net profit after taxation	**461 815**	495 473	**39 836**	–	**501 651**	495 473
Preference dividends	**(19 957)**	(23 537)	**–**	–	**(19 957)**	(23 537)
Attributable earnings to ordinary shareholders	**441 858**	471 936	**39 836**	–	**481 694**	471 936
Adjustment for amortisation of intangible assets	**16 648**	43 285	**1 364**	–	**18 012**	43 285
Adjustment for amortisation of goodwill	**–**	–	**3 568**	–	**3 568**	–
Headline earnings	**458 506**	515 221	**44 768**	–	**503 274**	515 221
Balance sheet extracts						
Total carrying amount of segment assets excluding capital additions and deferred tax assets	**18 101 536**	18 406 676	**879 895**	–	**18 981 431**	18 406 676
Capital additions	**28 171**	72 616	**105 502**	–	**133 673**	72 616
Deferred tax assets	**126 618**	141 959	**38 210**	–	**164 828**	141 959
Total carrying amount of segment assets	**18 256 325**	18 621 251	**1 023 607**	–	**19 279 932**	18 621 251
Segment liabilities excluding deferred tax liabilities	**16 526 054**	16 905 824	**582 116**	–	**17 108 170**	16 905 824
Deferred tax liabilities	**30 360**	52 558	**38 086**	–	**68 446**	52 558
Total segment liabilities	**16 556 414**	16 958 382	**620 202**	–	**17 176 616**	16 958 382

	Life insurance operations 2004 R'000	Life insurance operations 2003 R'000	Corporate 2004 R'000	Corporate 2003 R'000	Total 2004 R'000	Total 2003 R'000

1.2 Secondary segment information – business operations

The secondary segments of the group are identified by the business operations:

	Life insurance operations 2004 R'000	Life insurance operations 2003 R'000	Corporate 2004 R'000	Corporate 2003 R'000	Total 2004 R'000	Total 2003 R'000
Segment revenue by external customers – net premium income	**1 926 798**	4 560 767	**–**	–	**1 926 798**	4 560 767
Total carrying amount of segment assets, excluding income tax assets	**18 583 387**	17 912 426	**531 717**	566 866	**19 115 104**	18 479 292
Total cost incurred during year to acquire segment assets that are expected to be used during more than one period						
– property, plant and equipment	**9 599**	6 004	**–**	19	**9 599**	6 023
– intangible assets	**81 240**	23 308	**–**	–	**81 240**	23 308
– goodwill	**40 142**	–	**–**	–	**40 142**	–

	2004 R'000	2003 R'000

2. LISTED SECURITIES

	2004 R'000	2003 R'000
Held at fair value		
Government, municipal and public utility stocks	**4 458 507**	4 434 304
Listed property equities	**106 329**	115 128
Listed equities and mutual funds	**6 248 738**	5 107 743
	10 813 574	9 657 175
Sectoral analysis of listed equities and mutual funds		
Resources	**946 981**	865 051
Basic industries	**248 959**	298 161
Financials	**1 265 239**	1 022 952
Cyclical and non-cyclical consumer goods	**831 967**	719 537
Cyclical and non-cyclical services	**815 167**	492 277
General industrials	**168 585**	204 222
Information technology	**62 874**	67 046
Mutual funds	**1 908 966**	1 438 497
	6 248 738	5 107 743

3. DERIVATIVE FINANCIAL INSTRUMENTS

	2004 R'000	2003 R'000
Held at fair value		
Open derivative positions are as follows:		
Assets	**73 557**	42 085
Unlisted asset	**70 887**	42 085
Listed asset	**2 670**	–
Unlisted liability	**(104 480)**	–
	(30 923)	42 085

Refer also to Note 37 on derivative financial instruments.

	2004 R'000	2003 R'000

4. INVESTMENT PROPERTIES

	2004 R'000	2003 R'000
Open-market value at beginning of year	**22 090**	12 270
Arising on acquisition of subsidiary	**–**	1 703
Additions	**5 075**	2 952
Disposals	**(3 081)**	(350)
Revaluations	**(1 256)**	5 515
Open-market value at end of year	**22 828**	22 090

Details of property investments are recorded in registers at the company's registered office, which may be inspected by members or their duly authorised agents.

These properties were valued by JHI Real Estate Limited business property valuers on 31 March 2004 on an open-market basis using the investment method of valuation. This method requires the determination of the net income flow, which is then capitalised using an appropriate remunerative rate (capitalisation rate). The remunerative rate which is employed to discount income flow is the yield or rate of return which is anticipated that a prudent investor/purchaser would require from the property if it were fully let at open market rentals.

5. OTHER INVESTMENTS

	2004 R'000	2003 R'000
Held at fair value		
Endowment policies	**358 318**	318 710
Unlisted property equities	**405 328**	406 813
Unlisted equities	**529 548**	532 414
	1 293 194	1 257 937

6. LOANS AND DEBENTURES

	2004 R'000	2003 R'000
Held at fair value	**2 569 881**	2 497 623
Debentures – listed	**8 263**	28 842
Debentures – unlisted	**17 304**	17 997
Corporate bonds	**940 348**	736 752
Promissory notes	**1 603 904**	1 713 780
Other loans	**62**	252
Originated by the entity	**1 936 642**	2 523 031
Loans secured against insurance policies	**1 819 102**	2 361 776
Loans to staff share scheme participants	**42 691**	83 132
Loans to associate company	**74 849**	78 123
	4 506 523	5 020 654

7. INVESTMENT IN ASSOCIATE COMPANY

	2004 R'000	2003 R'000
Carrying amount at beginning of year	**9 101**	15 154
On acquisition of subsidiary	**2 620**	–
Share of results for year	**(8 232)**	(6 053)
Proceeds on disposal of associate	**(63 851)**	–
Profit on disposal of associate	**60 362**	–
Carrying amount at end of year	**–**	9 101

During the year a subsidiary company held in Australia, PrefSure Holdings Limited (formerly Capital Alliance Holdings (Australia) Pty Limited), disposed of its 50% interest in AIL Holdings Pty Limited for a cash consideration of AU$13 million. This associate was included in the net assets acquired by the group.

The group continues to hold a 50% share in Capital Alliance Finance (Pty) Limited, a company conducting business as a micro-lender.

The aggregate assets, liabilities and results of operations of Capital Alliance Finance (Pty) Limited are summarised as follows:

	2004 R'000	2003 R'000
Non-current assets	**6 441**	13 658
Deferred tax	**–**	3 274
Property, plant and equipment	**1 318**	1 737
Medium term advances less provisions	**113 632**	144 116
Other current assets	**8 709**	18 692
Total assets	**130 100**	181 477
Non-current liabilities	**104 449**	122 352
Minority shareholders' interests	**6 358**	12 455
Current liabilities	**24 087**	32 184
Total liabilities	**134 894**	166 991
Net loss after tax and minority interests for year	**(20 309)**	(12 107)

8. **INTANGIBLE ASSETS**

Present value of future in force life insurance business arising on acquisition of subsidiaries		
Opening carrying amount	**23 308**	–
Gross carrying amount	**66 593**	–
Accumulated amortisation	**(43 285)**	–
Acquired during year	**51 462**	66 593
On acquisition of subsidiaries	**53 070**	66 593
Translation difference	**(1 608)**	–
Amortisation	**(17 933)**	(43 285)
Amortisation for the year	**(18 012)**	(43 285)
Translation difference	**79**	–
Closing carrying amount	**56 837**	23 308
Gross carrying amount	**118 055**	66 593
Accumulated amortisation	**(61 218)**	(43 285)
Computer software development costs		
Gross carrying amount	**24 403**	–
Incurred during year	**24 403**	–
Closing carrying amount	**24 403**	–
Gross carrying amount	**24 403**	–
The intangible asset consists of administration software, which is still being developed. It is envisaged that the asset will be brought into use during the next financial year at which time it will be amortised over its expected useful life of 10 years on a straight-line basis.		
	81 240	23 308

	2004 R'000	2003 R'000

9. GOODWILL

	2004 R'000	2003 R'000
Acquired during year	**43 627**	–
On acquisition of subsidiaries	**7 863**	–
Subsidiary previously held as investment now consolidated	**5 230**	–
Arising during the year due to changes in shareholdings	**30 972**	–
Translation difference	**(438)**	–
Amortisation	**(3 485)**	–
Amortisation for year	**(3 568)**	–
Translation difference	**83**	–
Closing carrying amount	**40 142**	–
Gross carrying amount	**46 721**	–
Accumulated amortisation	**(6 579)**	–
	40 142	–

10. PROPERTY, PLANT AND EQUIPMENT

	Owner-occupied property 2004 R'000	Motor vehicles 2004 R'000	Computer equipment 2004 R'000	Office furniture and equipment 2004 R'000	Total 2004 R'000
Valuation/cost at beginning of year	**19 176**	**4 342**	**38 354**	**21 298**	**83 170**
Subsidiary previously held as investment now consolidated	**–**	**–**	**1 610**	**1 120**	**2 730**
On acquisition of subsidiaries	**–**	**1 478**	**4 534**	**7 217**	**13 229**
Additions	**–**	**2 328**	**7 022**	**9 599**	**18 949**
Disposals	**–**	**(1 202)**	**(4 295)**	**(13 996)**	**(19 493)**
Revaluations	**1 104**	**–**	**–**	**–**	**1 104**
Foreign currency translation adjustment	**–**	**(77)**	**(490)**	**(286)**	**(853)**
Valuation/cost at end of year	**20 280**	**6 869**	**46 735**	**24 952**	**98 836**
Accumulated depreciation at beginning of year	**640**	**1 987**	**30 944**	**10 824**	**44 395**
Depreciation (net of disposals)	**607**	**749**	**5 248**	**2 809**	**9 413**
Foreign currency translation adjustment	**–**	**(36)**	**(292)**	**(129)**	**(457)**
Accumulated depreciation at end of year	**1 247**	**2 700**	**35 900**	**13 504**	**53 351**
Carrying amount at end of year	**19 033**	**4 169**	**10 835**	**11 448**	**45 485**

	Owner-occupied property 2003 R'000	Motor vehicles 2003 R'000	Computer equipment 2003 R'000	Office furniture and equipment 2003 R'000	Total 2003 R'000
Valuation/cost at beginning of year	1 776	4 255	34 121	16 814	56 966
On acquisition of subsidiaries	17 400	–	–	4 177	21 577
Additions	–	497	4 498	1 009	6 004
Disposals	–	(410)	(265)	(702)	(1 377)
Valuation/cost at end of year	19 176	4 342	38 354	21 298	83 170
Accumulated depreciation at beginning of year	33	1 351	26 330	8 651	36 365
Depreciation (net of disposals)	607	636	4 614	2 173	8 030
Accumulated depreciation at end of year	640	1 987	30 944	10 824	44 395
Carrying amount at end of year	18 536	2 355	7 410	10 474	38 775

	2004 R'000	2003 R'000

11. DEFERRED TAXATION

	2004 R'000	2003 R'000
Deferred tax asset at beginning of year	**141 959**	–
Subsidiary previously held as investment now consolidated	**550**	–
On acquisition of subsidiary	**15 561**	–
Net temporary differences – movement for the year	**6 758**	141 959
– net deductible temporary differences	**8 438**	141 959
– foreign currency translation adjustment	**(1 680)**	–
Deferred tax asset at end of year	**164 828**	141 959
Deferred tax liability at beginning of year	**52 558**	–
Subsidiary previously held as investment now consolidated	**3 810**	–
On acquisition of subsidiary	**30 898**	–
Deferred tax liability arising due to change in accounting policy – refer group statement of changes in shareholders' funds	**908**	–
Net temporary differences – movement for the year	**(19 728)**	52 558
– net taxable temporary differences	**(18 225)**	52 558
– foreign currency translation reserve adjustment	**(1 503)**	–
Deferred tax liability at end of year	**68 446**	52 558
Net deferred tax asset	**96 382**	89 401

The following are the cumulative temporary differences recognised by the company:

	2004 R'000	2003 R'000
Deferred tax assets – accounting provisions	**53 222**	16 554
Deferred tax assets – tax losses	**62 052**	125 407
Deferred tax assets – capital gains realised and unrealised losses	**29 931**	–
Deferred tax assets – unutilised STC credits	**19 125**	–
Deferred tax assets – revaluation of properties	**511**	–
Deferred tax liabilities – other tax provisions	**(59 485)**	(52 351)
Deferred tax liabilities – revaluation of properties	**(1 653)**	(209)
Deferred tax liabilities – computer software development costs	**(7 321)**	–
Net balance at end of year	**96 382**	89 401

Deferred tax is provided for on the full estimated tax loss of the group of R207 million (2003: R418 million).

12. OUTSTANDING PREMIUMS AND OTHER DEBTORS

Outstanding premiums and other debtors consist of:

	2004 R'000	2003 R'000
Premium debtors	**110 156**	80 682
Reinsurance debtors	**207 169**	192 760
Investment debtors	**57 877**	107 355
Sundry debtors	**125 312**	259 322
	500 514	640 119

Sundry debtors includes an amount of R29,4 million (2003: R209,8 million) being an amount due by Investec Employee Benefits Limited in respect of warranties on the reinsurance transaction entered into on 31 May 2001.

	2004 R'000	2003 R'000

13. SHARE CAPITAL

	2004 R'000	2003 R'000
Authorised share capital		
240 000 000 ordinary shares of 10 cents each	**24 000**	24 000
Issued share capital		
190 470 794 (2003: 187 744 485) ordinary shares of 10 cents each	**19 047**	18 774
Reconciliation of share capital as per statement of changes in shareholders' funds		
Issued share capital	**19 047**	18 774
Less: Holding company shares held by group companies	**(1 132)**	(1 056)
	17 915	17 718
Number of unissued shares ("000)		
Balance at beginning of year	**52 255**	64 710
Issued in terms of a capitalisation award – in lieu of dividend	**(2 726)**	(12 455)
Balance at end of year	**49 529**	52 255

In terms of the authority granted at the shareholders' meeting held on 12 September 2003, the unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

14. OUTSIDE SHAREHOLDERS' INTERESTS

Outside shareholders' interests comprise a 100% holding of preference share capital issued by a subsidiary, Capital Alliance Special Finance (Pty) Limited, the details of the shares being the following:

	2004 R'000	2003 R'000
Authorised and issued		
200 000 redeemable cumulative non-participating preference shares of 1 cent each	**2**	2
Share premium	**199 998**	199 998
	200 000	200 000

The dividends on the redeemable cumulative non-participating preference shares are calculated at 72% of the prevailing prime rate, and are redeemable after three years after the issue date of 1 September 2001, or such extended date as may be mutually agreed upon between the parties concerned. Dividends are payable bi-annually on 1 June and 1 December.

	2004 R'000	2003 R'000

15. POLICYHOLDER LIABILITIES UNDER INSURANCE CONTRACTS

	2004 R'000	2003 R'000
Balance at beginning of year	**15 405 943**	15 876 386
Transfer to policyholder liabilities under investment contracts at beginning of the year on implementation of AC133	**(1 619 742)**	–
Subsidiary previously held as investment now consolidated	**195 828**	–
On acquisition of subsidiaries	**13 370**	395 810
In respect of current year operations	**53 264**	(866 253)
Transfer from/(to) income statement	**61 551**	(1 134 183)
Transfers directly to policyholder liabilities	**–**	267 930
Translation difference	**(8 287)**	–
Net policyholder liabilities under insurance contracts	**14 048 663**	15 405 943
Insurance policyholder liabilities reinsured	**676 610**	357 638
Gross policyholder liabilities under insurance contracts	**14 725 273**	15 763 581

During the prior year an amount of R267,9 million was transferred from policy loans directly to policyholder liabilities being the value of life policies which were part surrendered in previous years, and are now accounted for as policy loans.

	2004 R'000	2003 R'000

16. POLICYHOLDER LIABILITIES UNDER INVESTMENT CONTRACTS

	2004 R'000	2003 R'000
Transfer from policyholder liabilities under investment contracts at beginning of year on implementation of AC133	**1 619 742**	
Subsidiary previously held as investment now consolidated	**109 940**	
In respect of current year operations	**(134 827)**	
Net inflows	**40 569**	
Net outflows	**(293 657)**	
Commissions	**(1 458)**	
Administration expenses	**(2 904)**	
Taxation – refer Note [26]	**(31 161)**	
Fair value adjustment of investment policyholder liabilities	**153 784**	
Balance at end of year	**1 594 855**	

17. LOANS

	2004 R'000	2003 R'000
M Cubed Capital Advances (Pty) Limited		
Total liability	**292 934**	212 823
Less: current portion	**(292 934)**	(33 510)
	–	179 313

The loan of R292,9 million is secured by a cession of an endowment policy which has a book value of R358,3 million and is repayable in two instalments of R18,2 million on 30 September 2004 and R396,5 million on 31 March 2005 (including interest). The nominal interest rate is 16% p.a. compounded daily in arrears.

	2004 R'000	2003 R'000

18. LONG-TERM LIABILITIES UNDER FINANCE LEASES

	2004 R'000	2003 R'000
Total liability	**55 955**	107 830
Less: current portion	**(55 955)**	(67 804)
	–	40 026

The finance lease of R55,9 million is secured by a cession of an endowment policy which has a book value of R358,3 million and is repayable in bi-annual instalments of R33,9 million on 30 September 2004 and R28,9 million on 1 April 2005 (exclusive of VAT) respectively. The nominal interest rate is 16% compounded daily in arrears. The interest accrues over the term of the lease.

	2004 R'000	2003 R'000
Repayments of finance lease liabilities (exclusive of VAT):		
Not later than one year	**62 847**	67 804
Capital	**55 955**	51 874
Interest	**6 892**	15 930
Later than one year, less than five years	**–**	62 847
Capital	**–**	55 956
Interest	**–**	6 891
	62 847	130 651

19. RETIREMENT BENEFIT OBLIGATION

Defined benefit retirement scheme

These funds are in the process of being transferred to a defined contribution fund.

	2004 R'000	2003 R'000
Change in defined benefit funded obligations		
Present value of funded obligation at beginning of year	**40 956**	40 953
Change in basis of pensioners' post retirement interest rates from 6% to 5%	**–**	5 154
Interest cost on projected benefit obligation	**3 481**	4 588
Actuarial gains recognised	**(1 609)**	(5 914)
Benefits paid	**(5 835)**	(3 825)
Present value of funded obligation at end of year	**36 993**	40 956
Change in plan assets		
Fair value of plan assets at beginning of year	**36 635**	46 151
Actual return on plan assets	**9 517**	(5 691)
Benefits paid	**(5 835)**	(3 825)
Fair value of plan assets at end of year	**40 317**	36 635
Fund surplus		
Deficit at beginning of year	**(4 321)**	–
Interim valuation of the defined benefit retirement scheme fund deficit – provided for in full	**–**	(4 321)
Interim valuation of the defined benefits retirement scheme fund excess	**7 645**	–
Surplus/(deficit) at end of year	**3 324**	(4 321)

No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the Registrar of Pension Funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.

	2004 R'000	2003 R'000
Components of the retirement benefit obligation recognised in the income statement		
Interest cost	**3 481**	4 914
Expected return on plan assets	**(3 481)**	(4 914)
Reversal of liability no longer recognised	**4 321**	–
Total included in employee costs	**4 321**	–
The valuation was based on the following principal actuarial assumptions		
Expected after-tax returns on investments	**8,5%**	12,0%
Discount rate	**8,5%**	12,0%
Pension increases	**3,3%**	6,7%
Retirement age	**65**	65
Anticipated inflation rate	**5,5%**	7,0%
Plan assets consist of the following:		
Unlisted units	**13 996**	13 450
Listed property equities	**92**	182
Listed equities and mutual funds	**25 470**	21 940
Derivatives	**49**	117
Cash and cash equivalents	**710**	946
	40 317	36 635

20. **PROVISIONS**

Warranty		
At beginning of year	**–**	15 993
Reversed during year	**–**	(15 993)
At end of year	**–**	–

A warranty was issued to shareholders of a sold subsidiary in respect of possible liabilities in prior years. Since the provision is no longer required it was reversed in the prior year.

Leave pay		
At beginning of year	**5 072**	4 282
On acquisition of subsidiary	**6 738**	–
Additional provisions during year	**801**	790
Foreign currency translation adjustment	**(128)**	–
At end of year	**12 483**	5 072

In terms of the group policy, employees are entitled to accumulated leave days to a maximum of 50 days. Any days in excess of this is forfeited.

Total provisions		
At beginning of year	**5 072**	20 275
On acquisition of subsidiary	**6 738**	–
Movements during year	**801**	(15 203)
Foreign currency translation adjustment	**(128)**	–
At end of year	**12 483**	5 072

	2004 R'000	2003 R'000

21. NET PREMIUM INCOME ON INSURANCE CONTRACTS

	2004 R'000	2003 R'000
Individual life		
Single premiums	**408 540**	183 589
Recurring premiums	**1 395 990**	1 515 248
Gross individual life premiums	**1 804 530**	1 698 837
Reinsurance premiums	**(182 994)**	(145 597)
	1 621 536	1 553 240
Group benefits		
Lump sums	**99 809**	29 209
Other premiums	**377 345**	290 768
Funeral – single premiums	**14 111**	8 407
Gross group benefits premiums	**491 265**	328 384
Reinsurance premiums	**(199 464)**	(110 964)
	291 801	217 420
Credit life		
Single premiums	**44 085**	54 388
Reinsurance premiums	**(4 003)**	(4 006)
	40 082	50 382
Reinsurance arrangements*		
IEB annuities and pensions	**(62)**	2 708 569
Saambou Life Assurance Limited	**–**	(86 829)
IEB individual life	**(26 559)**	117 985
	(26 621)	2 739 725
	1 926 798	4 560 767

*Reinsurance arrangements during the prior year comprised R2 708 million in respect of the IEB annuities and pensions reinsurance agreement effective 30 September 2002, R87 million in respect of Saambou Life Assurers Limited reinsurance to FNB Life, and adjustments of R117,9 million in respect of the Fedlife individual life reinsurance transaction. The current year reflects ongoing adjustments to the original reinsurance transactions.

	2004 R'000	2003 R'000

22. NET INVESTMENT INCOME (NET OF ADMINISTRATION FEES)

	2004 R'000	2003 R'000
Insurance contracts and shareholder assets		
Interest received	**935 564**	1 106 932
Interest paid	**(7 999)**	(31 499)
Dividends – listed	**151 413**	159 063
Dividends – unlisted	**19 227**	25 540
Underwriting fees	**–**	718
Net property rentals	**(9 293)**	(5 486)
Gross rentals	**2 757**	1 314
Less: expenses	**(12 050)**	(6 800)
	1 088 912	1 255 268
Less: investment administration fees	**(58 478)**	(49 850)
	1 030 434	1 205 418
Investment contracts		
Interest received	**80 272**	
Dividends – listed	**7 081**	
	87 353	
Less: investment administration fees	**(1 619)**	
Fair value adjustment relating to policyholder liabilities under investment contracts	**(85 734)**	
	–	
Attributable to shareholders	**92 192**	167 443
Attributable to policyholders	**938 242**	1 037 975
	1 030 434	1 205 418

23. GAINS/(LOSSES) ON REVALUATION AND DISPOSAL OF INVESTMENTS

	2004 R'000	2003 R'000
Insurance contracts and shareholder assets		
Unrealised gains/(losses)	**857 939**	(581 535)
Unrealised foreign exchange losses	**(31 916)**	(81 603)
Foreign exchange loss on translation of subsidiary, CAL Limited	**(215 701)**	(360 854)
Realised gains/(losses)	**684 054**	(160 329)
Realised foreign exchange losses	**(30 290)**	(59 946)
	1 264 086	(1 244 267)
Investment contracts		
Unrealised gains	**54 434**	
Realised gains	**13 616**	
Fair value adjustment relating to policyholder liabilities under investment contracts	**(68 050)**	
	–	
Attributable to shareholders	**44 042**	(96 511)
Attributable to policyholders	**1 220 044**	(1 147 756)
	1 264 086	(1 244 267)

	2004 R'000	2003 R'000
24. NET POLICYHOLDER BENEFITS RELATING TO INSURANCE CONTRACTS		
Individual life	**2 925 830**	4 450 443
Death and disability benefits	**412 816**	437 403
Maturities	**1 355 071**	1 988 800
Annuities	**591 513**	771 608
Surrenders	**723 584**	1 409 882
Gross individual life claims	**3 082 984**	4 607 693
Reinsurance claims	**(157 154)**	(157 250)
Group benefits	**133 757**	171 099
Death and disability benefits	**220 002**	260 957
Maturities	**2 877**	3 059
Member withdrawals	**6 316**	9 840
Scheme terminations and investment withdrawals	**3 072**	18 856
Group funeral – death and disability benefits	**7 936**	6 185
Gross group benefits claims	**240 203**	298 897
Reinsurance claims	**(106 446)**	(127 798)
Credit life	**17 073**	138 515
Death and disability benefits	**19 003**	141 295
Reinsurance claims	**(1 930)**	(2 780)
	3 076 660	4 760 057

Credit life claims in the prior year included an experience rebate of R92,6 million which was paid to The Standard General Insurance Company Limited due to better than expected experience under the credit life reinsurance contract. This reduced the policyholder liabilities.

	2004 R'000	2003 R'000
25. ADMINISTRATION EXPENSES		
Administration expenses include:		
Auditors' remuneration		
Audit fees	**4 925**	2 885
Under provision prior year	**244**	488
Other	**1 816**	2 848
	6 985	6 221
Consultancy fees		
Actuarial fees	**10 008**	9 704
Other	**5 858**	22 868
	15 866	32 572
Prior year other consultancy fees included R11,7 million in respect of the conversion of the Fedlife administration systems.		
Directors' emoluments		
Executive director		
I M Kirk		
Basic salary	**943**	620
Bonus	**2 500**	1 500
Pension contribution	**600**	400
Other benefits	**523**	492
	4 566	3 012
Paid by subsidiaries	**(4 566)**	(3 012)
Paid by the company	**–**	–
Non-executive directors		
For services as directors		
L M Nestadt	**750**	500
B Gildenhuys	**375**	300
H R Levin	**300**	250
T A Mokhobo	**250**	200
M P Malungani	**375**	200
	2 050	1 450
Paid by subsidiaries	**–**	–
Paid by the company	**2 050**	1 450
Total directors' emoluments	**6 616**	4 462
Depreciation of plant and equipment	**9 200**	8 429
Depreciation of owner-occupied properties	**607**	583
	9 807	9 012
Employee costs – salaries, excluding retirement costs, including executive directors' emoluments	**134 772**	101 062
Defined contribution fund contributions	**4 307**	1 339
Provision for retirement benefit obligation – refer Note [19]	**(4 321)**	4 321
The group has no obligation in respect of pensioners' medical aid contributions.		
Number of staff	**615**	602
Net loss on disposal of property, plant and equipment	**991**	–
Lease charges in respect of operating leases		
Property	**12 424**	5 905
Office equipment	**395**	467
	12 819	6 372

	2004 **R'000**	2003 R'000

26. TAXATION

	2004 **R'000**	2003 R'000
Insurance contracts		
Attributable to life and pensions business	**75 909**	(40 523)
Normal tax		
– current year	**63 766**	53 820
– under/(overprovision) prior years	**8 591**	(11 139)
– capital gains tax	**7 809**	6 197
– deferred taxation	**(4 257)**	(89 401)
Investment contracts		
Attributable to life and pensions business	**31 161**	
Normal tax		
– current year	**37 760**	
– capital gains tax	**77**	
– deferred taxation	**(6 676)**	
Secondary tax on companies from life insurance business	**11 168**	11 463
Attributable to other income to shareholders	**(15 699)**	1 467
Normal tax		
– current year	**5**	–
– under provision prior years	**25**	–
– deferred taxation – unrealised capital gains	**3 396**	–
– deferred taxation – unutilised STC credits	**(19 125)**	–
Secondary tax on companies	**–**	1 467
Total taxation	**102 539**	(27 593)
Less: taxation on investment contracts per above	**(31 161)**	–
	71 378	(27 593)

Estimated tax losses in subsidiaries available for set-off against future taxable income total R261 million (2003: R418 million).

No provision for taxation has been made in the company as there is a calculated loss of R52 million (2003: R18 million). No deferred tax asset has been raised in the company as the probability that the tax losses will be utilised is not certain.

	2004 **%**	2003 %
Rate reconciliation of taxation attributable to other income:		
Tax charge for the year as a percentage of revenue earnings before consolidation adjustments	**(1,5)**	0,9
Secondary tax on companies	**–**	(0,9)
Tax excluding secondary tax on companies	**(1,5)**	–
The charge for the year has been reduced/(increased) as a result of:		
Dividends received	**5,2**	28,3
Other non-taxable income	**25,7**	5,7
Other permanent differences	**0,1**	(1,3)
Deferred tax provided on unutilised STC credits	**1,5**	–
Tax losses for which no deferred tax asset has been raised	**(1,0)**	(2,7)
	30,0	30,0

	2004 R'000	2003 R'000

27. NET OTHER FINANCIAL SERVICES INCOME

	2004 R'000	2003 R'000
– interest received – other	**7 036**	9 659
– interest received – subsidiaries	**–**	–
– interest received – associate company	**12 985**	14 322
– dividends received – listed companies	**789**	3 965
– dividends received – subsidiaries	**–**	–
– gain on revaluation and disposal of investments	**23 642**	39 460
– administration fees received	**16 746**	–
– lease payment received from subsidiary	**–**	–
– interest paid – finance lease	**(15 930)**	(23 564)
– interest paid – other loans	**(38 792)**	(25 635)
– interest paid – subsidiaries	**–**	–
– interest paid – other	**–**	(94)
– other income	**–**	120
	6 476	18 233

28. EARNINGS PER SHARE

Earnings are calculated as follows:

	2004 R'000	2003 R'000
Attributable earnings to ordinary shareholders for the year	**481 694**	471 936
Add:		
Amortisation of intangible assets	**18 012**	43 285
Amortisation of goodwill	**3 568**	–
Headline earnings for the year	**503 274**	515 221
Weighted average number of shares in issue ('000)	**179 145**	178 572
Fully diluted number of shares in issue ('000)	**179 774**	178 663
Total shares in issue ('000)	**176 131**	177 186

29. DIVIDENDS

Paid

A final ordinary dividend of 84 cents per ordinary share (2002: 70 cents per share) (cash equivalent of capitalisation share award (in lieu of dividend) was declared on 17 June 2003, payable to ordinary shareholders registered on 15 August 2003).

	2004 R'000	2003 R'000
Ordinary	**149 824**	122 477
Preference (refer note [14] above)	**19 957**	23 537
	169 781	146 014

	2004 R'000	2003 R'000

30. CASH (UTILISED IN)/GENERATED BY OPERATIONS

	2004 R'000	2003 R'000
Net profit before taxation	**573 029**	467 880
Adjustment for:		
– Interest received	**(1 035 857)**	(1 130 913)
– Interest paid	**62 721**	80 792
Adjustment for non-cash items:		
– Investment (gains)/losses	**(1 295 416)**	1 204 807
– Depreciation	**9 413**	9 012
– Increase/(decrease) in provisions	**801**	(15 203)
– (Decrease)/increase in retirement benefit obligation	**(4 321)**	4 321
– Loss on disposal of fixed assets	**991**	–
– Share of profits of subsidiary previously held as an investment and changes in shareholdings	**(4 360)**	–
– Profit on disposal of associate company	**(60 362)**	–
– Loss from associate company	**8 232**	6 053
– Amortisation of intangible assets	**18 012**	43 285
– Amortisation of goodwill	**3 568**	–
– Attributable to outside minority shareholders' interests	**19 727**	–
– Transfer to/(from) insurance policyholder liabilities	**61 551**	(1 134 183)
– In respect of investment policyholder liabilities before taxation (refer note 16)	**(103 666)**	–
	(1 745 937)	(464 149)

31. (INCREASE)/DECREASE IN WORKING CAPITAL

	2004 R'000	2003 R'000
Outstanding premiums and other debtors	**307 532**	(121 260)
Amounts due by subsidiaries	**–**	–
Outstanding claims and policyholder benefits	**(299 011)**	(58 154)
Reinsurance, commission, investment and sundry creditors and accruals	**(278 229)**	(115 627)
Current portion of loan	**80 111**	3 662
Current portion of finance lease liability	**(51 875)**	–
Amounts due to subsidiaries	**–**	–
	(241 472)	(291 379)

32. TAXATION PAID

	2004 R'000	2003 R'000
Amount unpaid at beginning of year	**(50 977)**	(36 825)
On acquisition of subsidiaries	**3 416**	(151 270)
Amount charged to policyholder liabilities under investment contracts	**(31 161)**	–
Amount charged to the income statement excluding deferred tax	**(98 041)**	(61 808)
Foreign currency translation adjustment	**1 990**	–
Amount unpaid at end of year	**115 102**	50 977
	(59 671)	(198 926)

33. DIVIDENDS PAID

	2004 R'000	2003 R'000
Amount unpaid at beginning of year	**(8 115)**	(6 476)
Amount charged to equity	**(169 781)**	(146 014)
Capitalisation award (in lieu of dividend)	**28 572**	122 477
Amount unpaid at end of year	**5 562**	8 115
	(143 762)	(21 898)

34. ACQUISITION OF SUBSIDIARIES

During the year under review the group acquired subsidiary companies, the more significant being the following:

An increase in shareholding from 76,7% to 81,4% of Prefsure Holdings Limited (formerly Capital Alliance Holdings (Australia) Pty Limited) – effective 1 July 2003. This group was previously held as an investment by Capital Alliance Australia Holdings (Pty) Limited and is now consolidated into the group's results with effect 1 July 2003 – see comment below in respect of Capital Alliance Australia Holdings (Pty) Limited.

69% effective interest in Prefsure Life Limited (formerly Lumley Life Limited) – effective 1 January 2004.

Also, the group's investment in Capital Alliance Australia Holdings (Pty) Limited increased from 51,2% to 84,2% and the group gained control over the entity – this company is now considered a subsidiary and consolidated as such effective 1 July 2003.

The fair value of assets and liabilities assumed on acquisitions were as follows:

	2004 R'000	2003 R'000
Cash and cash equivalents	**313 724**	374 679
Investments	**641 386**	2 633 018
Investment in associate	**2 620**	–
Deferred tax assets	**16 110**	–
Property, plant and equipment	**15 959**	21 358
Current assets	**162 801**	64 723
Policyholder liabilities ceded under reinsurance	**16 220**	–
Goodwill	**5 230**	–
Minority shareholders' interests	**(6 950)**	–
Policyholder liabilities – insurance contracts	**(225 418)**	(395 810)
Policyholder liabilities – investment contracts	**(109 940)**	–
Outstanding claims and policyholder benefits	**(73 462)**	(59 332)
Deferred tax liabilities	**(34 708)**	–
Current liabilities	**(115 753)**	(297 648)
Provisions	**(6 738)**	–
Intercompany current account		(19 769)
Taxation	**3 416**	(151 270)
Net asset value of subsidiaries acquired	**604 497**	2 169 949
Intangible asset on acquisition	**53 070**	66 593
Goodwill on acquisition	**38 854**	–
Recognition of pre-acquisition losses of subsidiary previously held as investment	**(455)**	6 695
Funded by minorities	**(80 572)**	–
Acquisition cost	**615 394**	2 243 237
Less: cash and cash equivalents on acquisition	**(313 724)**	(374 679)
investment transferred to subsidiary on acquisition	**(175 053)**	(2 128 829)
Cash outflow/(inflow) on acquisition	**126 617**	(260 271)
Reconciliation to cash flow statement:		
Cash inflow on acquisition of subsidiaries	**126 617**	(260 271)
Foreign exchange loss on conversion of asset management subsidiary, CAL Limited	**–**	360 854
Write-off of goodwill and revaluations of subsidiary previously held as investment	**–**	(11 632)
	126 617	88 951

35. CASH AND CASH EQUIVALENTS

Funds on deposit	**1 486 443**	1 609 578
Cash at bank and on hand	**247 642**	154 508
	1 734 085	1 764 086

36. **FINANCIAL INSTRUMENTS AND RISK MANAGEMENT**

The group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group.

It is the responsibility of the directors, together with consultation with independent portfolio managers, to establish the investment strategies of the group and to ensure compliance therewith. Specific parameters are set up by the Group Investment Committee according to which the portfolio managers operate. The Group Investment Committee consists of Messrs L M Nestadt, I M Kirk, M Appelo and A S Birrell and meets every quarter.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in rands due to changes in foreign exchange rates.

The group's exposure to currency risk is mainly in respect of foreign investments made on behalf of policyholders and shareholders for the purpose of seeking appropriate international diversification of investments. Exposure to different foreign currencies is benchmarked against the currency composition of the South African Reserve Bank Trade Weighted Index.

The following are financial instruments denominated in foreign currencies which have been translated at rates at the balance sheet date:

	2004 R'000	2003 R'000
British Pound denominated		
Listed equities and mutual funds	**98 364**	91 611
Corporate bonds	**6 769**	–
Funds on deposit	**36 799**	10 811
	141 932	102 422
US Dollar denominated		
Government, municipal and utility stocks	**134 389**	292 070
Listed equities and mutual funds	**756 759**	880 570
Derivatives	**70 892**	
Corporate bonds	**28 278**	–
Funds on deposit	**21 074**	11 493
	1 011 392	1 184 133
Euro denominated		
Government, municipal and utility stocks	**751 646**	381 655
Listed equities and mutual funds	**288 961**	377 518
Corporate bonds	**9 920**	19 202
Funds on deposit	**2 103**	309
	1 052 630	778 684
Japanese Yen denominated		
Listed equities and mutual funds	**34 734**	42 688
Funds on deposit	**220**	279
	34 954	42 967
Australian Dollar denominated		
Listed equities and mutual funds	**23 273**	10 865
Unlisted equities	**1 241**	55 205
Promissory notes	**521 928**	–
Loans secured against insurance policies	**9 206**	–
Funds on deposit	**134 179**	80
	689 827	66 150
Other currencies		
Listed equities and mutual funds	**41 269**	39 578
Funds on deposit	**3 042**	242
	44 311	39 820
	2 975 046	2 214 176

	2004	2003
Year-end rates applied at 31 March 2004:		
British Pounds to South African Rand	**11,51**	12,53
US Dollars to South African Rand	**6,31**	7,93
Euros to South African Rand	**7,67**	8,65
Japanese Yen to South African Rand	**16,27**	14,96
Australian Dollars to South African Rand	**4,81**	4,76
Average rates applied for the year 31 March 2004:		
Euros to South African Rand	**8,23**	9,31
Australian Dollars to South African Rand		
An Australian subsidiary, PrefSure Holdings Limited (formerly Capital Alliance Holdings (Australia) Pty Limited), previously held as investment now consolidated with effect 1 July 2003:		
At consolidation date	**5,00**	n/a
Average rates applied for the period 1 July 2003 to 31 March 2004	**4,91**	n/a
An Australian subsidiary, PrefSure Life Limited (formerly Lumley Life Limited) acquired with effect 1 January 2004:		
At acquisition rate	**4,96**	n/a
Average rates applied for the period 1 January 2004 to 31 March 2004	**5,11**	n/a

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

Financial assets which potentially subject the group to credit risk consist mainly of deposits with banks, loans and mortgages and balances with reinsurers and are managed by the Group Investment Committee such that no significant concentration of credit risk may arise. External advice is obtained from independent asset managers and reference is made to credit rating agencies when considered necessary.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The following are the more significant investments at fair value, which will be directly impacted by changes in market interest rates:

			Weighted average maturity/duration		Weighted average nominal interest rates/yield	
	2004 R'000	2003 R'000	**2004 Years**	2003 Years	**2004 %**	2003 %
Foreign						
Government, municipal and utility stocks	**886 657**	670 666	**15,3**	6,2	**7,7**	3,2
Deposits and money market securities	**195 626**	19 183	**0,3**	–	**3,6**	2,4
Corporate bonds	**44 967**	19 202	**1,7**	0,9	**5,7**	5,6
Promissory notes	**521 928**	–	**0,5**	–	**5,5**	–
Local						
Government, municipal and utility stocks	**3 571 850**	3 744 436	**5,0**	5,0	**9,6**	10,2
Debentures	**25 567**	46 839	**1,4**	0,4	**12,0**	12,2
Deposits and money market securities	**1 290 817**	1 590 395	**0,4**	0,3	**8,4**	12,4
Corporate bonds	**895 381**	736 752	**4,3**	4,9	**10,4**	11,5
Promissory notes	**1 081 976**	1 713 780	**2,4**	5,0	**10,6**	12,2
	8 514 769	8 541 253				

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices and/or changes in market rates.

Policyholders' and shareholders' investments in equities and unit trusts are valued at fair value and are therefore susceptible to market fluctuations. Investments subject to market risk are analysed in Notes 2, 3 and 4.

The acquisition of policyholders' assets is based on the contract entered into and the preferences expressed by the policyholder. Within these parameters, investments are managed with the aim of maximising policyholder returns while limiting risk to acceptable levels within the framework of statutory requirements.

Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Long-term liabilities entered into by the group are continually managed in order to control the liquidity risks to which the group is exposed. Adequate cash and other assets that are readily realisable are maintained to ensure that any anticipated obligations can be settled as and when they fall due. This process is undertaken on a continual basis by the investment accounting team, actuarial department and the asset managers.

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

The independent actuary reviews annually the actuarial soundness of the premium rates in use and the profitability of the business, taking into consideration the reasonable benefit expectation of policyholders. All new rate tables are approved and authorised by the independent actuary prior to being issued. Regular investigations into mortality and morbidity experience are conducted. Catastrophe insurance is in place for single-event disasters.

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where applications for risk cover exceed a set limit. All risk related liabilities in excess of specified monetary or impairment limits are reinsured.

Legal risk

Legal risk is the risk that the group will be exposed to contractual obligations which have not been provided for.

During the development stage of any new product and material transactions entered into by the group, external legal resources monitor the drafting of contract documentation to ensure that rights and obligations of all parties are clearly set out.

Capital adequacy risk

Capital adequacy risk is the risk that there are insufficient reserves to provide for adverse variations in actual future experience worse than that which has been assumed in the financial soundness valuation.

Capital adequacy requirements ("CAR") were covered 2,5 times at 31 March 2004 (2003: 2,0 times).

The assets backing the CAR are invested 65% in equities and 35% bonds. A hedge in respect of 50% of the equities is used in order to reduce the impact of a fall in equity markets.

37. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are used only for hedging purposes to mitigate risk.

All derivative financial instruments are included in the consolidated balance sheet shown separately.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange "SAFEX") or negotiated over-the-counter ("OTC") as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed derivative agreements with each counterparty.

	Equity contracts bought/(sold) R'000
Open derivative positions at 31 March are:	
2004	
Notional or underlying principal amount by term to maturity	
Exchange traded	
Less than one year	**–**
Over-the-counter	
Less than one year	**18 528**
One to five years	**–**
Over five years	**70 892**
Total	**89 420**
Fair value	**(30 923)**
Maximum credit risk	**–**
2003	
Notional or underlying principal amount by term to maturity	
Exchange traded	
Less than one year	–
Over-the-counter	
Less than one year	(122 725)
One to five years	–
Over five years	–
Total	(122 725)
Fair value	42 085
Maximum credit risk	42 085

(1) Notional or underlying principal amount reflects the volume of the group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.

(2) Maximum credit risk represents the cost of replacing, at current fair values, all contracts, which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.

38. CONTINGENT LIABILITIES

The retained earnings are distributable in terms of the company's articles of association and will attract secondary tax on companies if distributed to shareholders, which if calculated at the current rate of 12,5% will be an amount of R177 million.

An Australian subsidiary, PrefSure Holdings Limited (formerly Capital Alliance Holdings (Australia) Pty Limited) has a contingent liability in respect of termination benefits under service agreements with directors and with persons who take part in the management of the group of R4,5 million.

Bank guarantees have been provided by an Australian subsidiary of PrefSure Holdings Limited, PrefSure Life Limited of R2,6 million.

The group's controlled entity, PrefSure Business Solutions Pty Limited has AU$806 400 on deposit with St George Bank Limited in respect of the bank guarantees issued in favour of PrefSure Business Solutions Pty Limited for operating lease liabilities. The group's controlled entity, PrefSure Financial Services Limited (formerly PrefSure Life Limited) has guaranteed the obligations of PrefSure Business Solutions Pty Limited under the lease agreement.

39. CAPITAL AND OPERATING COMMITMENTS

The group's outstanding capital commitments at the year end, which have been approved by the directors and contracted for, amounted to R33,9 million (2003: R nil). These are costs relating to implementation services in respect of the software under development (see note 9).

	2004 R'000	2003 R'000
Commitments in respect of operating lease charges in respect of property and office equipment are:		
Not later than one year	**6 844**	7 143
Later than one year, less than five years	**24 367**	9 293
	31 211	16 436

40. RELATED PARTY TRANSACTIONS

Related party relationships exist between the group, fellow subsidiaries, associated companies and the holding company. All material transactions are conducted at arm's length.

Inter-group transactions are eliminated on consolidation.

Related party relationships also exist between the following:

Investment management

Investec Asset Management (Pty) Limited are the appointed asset managers to the group and have a shareholding in the company on behalf of third party clients, primarily pension funds. Investment management fees of R60 million (2003: R49 million) were paid to Investec Asset Management (Pty) Limited during the year.

41. BORROWING POWERS

In terms of the company's articles of association, the borrowing powers of the company are unlimited (2003: unlimited).

Borrowings at 31 March 2004 were R348,9 million (2003: R320,6 million).

42. COMPARATIVES

Comparative figures have been regrouped and restated where necessary in order to provide comparable disclosures.

Subsidiary companies

The following information relates to the company's financial interest in its principal subsidiaries:

Subsidiary company and nature of business	Issued share capital	Percentage held	Interests at valuation 31 March 2004 R'000	Interests at valuation 31 March 2003 R'000	Amounts owing by/(to) subsidiary 31 March 2004 R'000	Amounts owing by/(to) subsidiary 31 March 2003 R'000
Directly held						
Capital Alliance Life Limited *Life insurance and pensions*	R2 562 001	100	**1 896 433**	1 283 964	**(134 631)**	108 002
Capital Alliance Special Finance (Pty) Limited *Investment holding*	R100	100	**9 100**	(10 810)	**84 436**	102 882
Capital Alliance Australia Holdings (Pty) Limited *Investment holding*	R31 395	84	**467 517**	–	**7 450**	–
Nayland Investments (Pty) Limited *Dormant*	R1	100	**(38)**	(38)	**38**	38
Capital Alliance Holdings Employee Share Scheme		100	**13 390**	(58 038)	**38 297**	70 585
Capital Alliance Executive Share Trust		100	**6 743**	–	**39 149**	–
Total directly held subsidiaries			**2 393 145**	1 215 078	**34 739**	281 507
Indirectly held						
PrefSure Holdings Limited* (formerly Capital Alliance Holdings (Australia) Pty Limited) *Investment holding*	AU$90 994 424	69	**471 279**	–	**–**	–
Fin-Secure Pty Limited* *Direct marketing of funeral products*	AU$15 000	45	**22**	–	**–**	–
PrefSure Financial Services Limited* (formerly PrefSure Life Limited) *Life insurance*	AU$13 944 108	69	**52 648**	–	**–**	–
PrefSure Life Limited* (formerly Lumley Life Limited) *Life insurance*	AU$47 640 700	69	**308 933**	–	**–**	–
Specialist Risk Advisers Pty Limited* *Securities dealer*	AU$100 000	69	**332**	–	**–**	–
Saambou Life Assurers Limited *Life insurance*	R7 000 000	100	**81 103**	11 448	**–**	–
Cell within Nova Life Partners Limited *Cell captive*	R1 000 000	100	**9 221**	8 705	**–**	–
Group Solutions at Capital Alliance (Pty) Limited *Administration*	R202	100	**125 638**	103 311	**–**	–
CAL Limited# *Asset management*	EU1 718	100	**1 862 959**	1 692 139	**–**	–
Mooi and Anderson Street Properties (Pty) Limited *Property holding*	R3 361	100	**–**	–	**–**	–
Traduna Property Holdings Limited *Property holding*	R10 000	100	**5 098**	7 156	**–**	–

In addition to the abovementioned subsidiaries, Capital Alliance Holdings Limited has interests in other subsidiaries. The directors are of the opinion that to publish the full information required in terms of paragraph 69 of the Fourth Schedule to the Companies Act would not be of further assistance to shareholders in obtaining a meaningful appreciation of the state of the company's affairs. A register detailing such information in respect of all subsidiaries of the company will be available for inspection at the annual general meeting.

All companies are incorporated in the Republic of South Africa, with the exception of the following:

*Incorporated in Australia.
#Incorporated in Isle of Man.

The holding company's interest in the aggregate profits earned and losses incurred by subsidiaries amounted to R752,4 million (2003: R970,2 million) and R30,8 million (2003: R497,3 million), respectively.

PRINTED BY INCE (PTY) LTD

CAPITAL ALLIANCE

Capital Alliance Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904
("Capital Alliance")

FORM OF PROXY – SCHEME MEETING

Only for use by Capital Alliance shareholders who have not dematerialised their shares, holders of dematerialised shares who are nominees and beneficial holders of shares who have dematerialised their shares with own name registration.

Beneficial holders of shares who do not have own name registration must contact their Central Securities Depository Participant ("CSDP") or broker to make the relevant arrangements concerning voting and/or attendance at the scheme meeting.

For use by shareholders of Capital Alliance, reflected in the register of members at 17:00 on Thursday, 3 March 2005 ("the scheme members") at a meeting convened in terms of an Order of the High Court of South Africa (Witwatersrand Local Division), to be held on the 10th Floor, Capital Alliance Life Building, 162 Anderson Street (corner Mooi Street), Johannesburg, at 09:00 on Monday, 7 March 2005 ("the scheme meeting") or at any adjournment or postponement of that meeting.

Beneficial holders of shares who do not have own name registration must arrange with their CSDP or broker to provide them with the necessary authorisation to attend the scheme meeting or must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between them and their CSDP or broker.

I/WE ______________________________

(BLOCK LETTERS please)

of (address) ______________________________

being the registered holders of [   ] Capital Alliance shares do hereby appoint (see note 2):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairperson of the scheme meeting,

as my/our proxy to attend and speak on my/our behalf at the scheme meeting and, if deemed fit, approve (see notes 4 to 6):

With modification	(delete whichever is not applicable)
Without modification	

the scheme of arrangement ("scheme") proposed by Liberty Group Limited ("Liberty Life") between Capital Alliance and the shareholders of Capital Alliance and at any adjournment or postponement of the scheme meeting to vote for and/or against the scheme and/or abstain from voting in respect of the shares registered in my/our name/s, in accordance with the following instructions (see note 3):

For the scheme	Number of votes*
Against the scheme	Number of votes*
Abstain from voting	Number of votes*

*One vote per share held by scheme members

Signed at ______________________________ on ______________________________ 2005

Signature of member(s) ______________________________ Telephone number (   ) ______________________________

Full names of member(s) and authority of signatory (if applicable) ______________________________

Assisted by (where applicable) ______________________________

(including capacity and full names)

Please read the notes on the reverse side hereof.

Notes:

1. Each scheme member is entitled to appoint one or more proxy/ies (none of whom need be a member of Capital Alliance) to attend, speak and vote in place of that scheme member at the scheme meeting.
2. A scheme member may insert the name of a proxy or the names of two alternative proxies of the scheme member's choice in the space/s provided, with or without deleting "the chairperson of the scheme meeting" but the scheme member must initial any such deletion. The person whose name stands first on this form of proxy and who is present at the scheme meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A scheme member's instruction to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the scheme member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the chairperson of the scheme meeting, if the chairperson of the scheme meeting is the authorised proxy, or any other proxy to vote or abstain from voting at the scheme meeting as he/she deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.
4. It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the chairperson (if the chairperson of the scheme meeting is an authorised proxy) or any other proxy will nevertheless be entitled to agree to the modification of the scheme in terms of which the scheme consideration is increased.
5. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which must be lodged with or posted to Capital Alliance's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 09:00 on Friday, 4 March 2005 or may be handed to the chairperson of the scheme meeting not later than ten minutes before the scheme meeting is due to commence.
6. If a scheme member fails to indicate whether the scheme may be approved with or without modification or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the chairperson of the scheme meeting or any other proxy, if the chairperson of the scheme meeting deems fit, to agree to the scheme with or without modification as he/she deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.
7. Forms of proxy must be lodged with or posted to Capital Alliance's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 09:00 on Friday, 4 March 2005, or such later date as may be announced in the press in relation to any adjournment or postponement of the scheme meeting. In addition, forms of proxy may be handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting or any adjournment or postponement thereof.
8. The completion and lodging of this form of proxy will not preclude the relevant scheme member from attending the scheme meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such scheme member wish to do so.
9. The chairperson of the scheme meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes, provided that in the case of acceptance, the chairperson of the scheme meeting is satisfied that such proxy reflects the intention of the scheme member.
10. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company or its transfer secretaries or waived by the chairperson of the scheme meeting.
12. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Capital Alliance or the transfer secretaries.
13. Where Capital Alliance shares are held jointly, any holder may sign, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Capital Alliance's register of members) will be accepted to the exclusion of that of the other holder/s.
14. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Capital Alliance.

CAPITAL ALLIANCE

Capital Alliance Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904
("Capital Alliance")

FORM OF SURRENDER

FOR USE BY CERTIFICATED SCHEME PARTICIPANTS ONLY

The definitions and interpretations set out on pages 3 to 6 of the document sent to to Capital Alliance shareholders dated 9 February 2005 to which this form of surrender is attached and forms part, have, where necessary, been used herein.

This form is for use by certificated scheme participants in order to surrender their documents of title.

Documents of title surrendered, prior to the operative date, which is expected to be Monday, 25 April 2005, will be held by the transfer secretaries pending the scheme of arrangement to be proposed by Liberty Life between Capital Alliance and the Capital Alliance shareholders being approved and sanctioned. Should the scheme not be sanctioned and approved, then the transfer secretaries will, within five business days of such event, return the documents of title to the certificated scheme participant by registered post, at the risk of such scheme participant.

Instructions:

1. A separate form of surrender is required for each certificated scheme participant.
2. **Part A** must be completed by all certificated scheme participants who return this form.
3. **Part B** must be completed by certificated scheme participants who are emigrants from or non-residents of the Republics of South Africa and Namibia and the Kingdoms of Lesotho and Swaziland (collectively, "the common monetary area") (see notes 1 and 2 overleaf).
4. *No receipts will be issued for documents of title lodged unless specifically requested. In compliance with the requirements of the JSE, lodging agents are required to prepare special transaction receipts, if requested.*

Please also read notes on the reverse side hereof.

To:

The transfer secretaries

By hand

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001

By post

Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown, 2107

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Capital Alliance.

PART A

Certificated scheme participants must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or name of corporate body

First names (in full)

Title

Address (if different from registered address) to which the scheme consideration must be sent if the scheme becomes operative or to which documents of title must be returned if the scheme does not become operative (preferably PO Box).

Postal code Country Telephone number ( )

Document of title surrendered

Name of registered holder (separate form for each holder)	Certificate number(s) (in numerical order)	Number of shares represented by each certificate
	Total	

Signature of certificated scheme participant:	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2005	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

PART B

Non-residents who are emigrants from the common monetary area must provide the following information and all other non-residents may elect to provide the following information.

(see notes 1 to 3 below).

Name of authorised dealer

Account number

Address

Postal code

If no nomination is made above by emigrants, the scheme consideration will be held in trust by the transfer secretaries.

Signature of Capital Alliance shareholder

Date: 2005

Telephone number: ( )

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B if they wish the scheme consideration to be paid to an authorised dealer in South Africa.
3. If Part B is not properly completed by emigrants, the scheme consideration will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction. No interest will accrue or be paid on any scheme consideration so held in trust.
4. If this form of surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the approval and sanctioning of the scheme. Documents surrendered in anticipation of the scheme becoming operative will be held in trust by the transfer secretaries until the scheme is approved and sanctioned. Should the scheme not be approved and sanctioned for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved and sanctioned, return the documents of title to the certificated scheme participants concerned, by registered post, at the risk of such certificated scheme participants.
5. The scheme consideration will not be paid to certificated scheme participants unless and until documents of title in respect of the relevant scheme shares have been surrendered to the transfer secretaries.
6. If a shareholder produces evidence to the satisfaction of Liberty Life and Capital Alliance that documents of title in respect of Capital Alliance shares have been lost or destroyed, Liberty Life and Capital Alliance may waive the surrender of such documents of title against production of satisfactory evidence that the documents of title have been lost or destroyed and delivery of an indemnity in a form and on terms and conditions approved by Liberty Life and Capital Alliance.
7. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.
8. Any alteration to this form of surrender must be signed in full and not initialled.
9. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form of surrender for noting (unless it has already been noted by Capital Alliance or its transfer secretaries).
10. Where the certificated scheme participant is a company or a close corporation, unless it has already been registered with Capital Alliance or its transfer secretaries, a certified copy of the director's or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Capital Alliance.
11. Note 10 above does not apply in the event of this form bearing the stamp of a broking member of the JSE.
12. Where Capital Alliance shares are held jointly, any holder may sign, provided that if more than one of them purports to sign this form of surrender, the signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Capital Alliance's register of members) will be accepted to the exclusion of that of the other holder/s.

2005-02-01 15:50:25

Liberty Life/ Capital Alliance - Joint announcement: Proposed scheme of arrangement between Capital Alliance and its shareholders

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")

CAPITAL ALLIANCE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT
ISIN: ZAE000011904
("Capital Alliance")

JOINT ANNOUNCEMENT IN RESPECT OF THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN CAPITAL ALLIANCE AND ITS SHAREHOLDERS

1. INTRODUCTION

Shareholders are referred to the joint announcement released on Wednesday, 1 December 2004 ("the joint announcement") in which it was announced that Liberty Life had submitted to the board of directors of Capital Alliance ("Capital Alliance Board") a notice of its firm intention to acquire all the shares ("the offer") in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited, a wholly-owned subsidiary of Liberty Life, and Capital Alliance Special Finance (Proprietary) Limited, a wholly-owned subsidiary of Capital Alliance, ("scheme members") for a consideration of R17.50 per share so acquired ("scheme consideration"). It is intended that the offer, together with payment of a final dividend of R1.00 by Capital Alliance to its shareholders ("final dividend"), will be implemented by way of a scheme of arrangement in terms of the Companies Act No. 61 of 1973, as amended, to be proposed between Capital Alliance and its shareholders ("the scheme").

This announcement provides shareholders with details relating to, inter alia , the fulfilment of certain suspensive conditions to the making of the offer and an update relating to the timing of the offer.

2. OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"), in its capacity as independent adviser to the Capital Alliance Board, has provided the independent committee of the Capital Alliance Board with an opinion that the scheme consideration and the final dividend are fair and reasonable to Capital Alliance shareholders. The letter setting out RMB"s opinion will be provided in the circular to be posted to Capital Alliance shareholders, on the date set out in paragraph 5 below.

The independent committee of the Capital Alliance Board has considered the scheme and, taking into account the opinion expressed by RMB above, is of the unanimous opinion that the scheme is fair and reasonable to Capital Alliance shareholders. The independent committee has recommended to the Capital Alliance Board that it recommend to scheme members that they vote in favour of the scheme.

The Capital Alliance Board has considered the scheme and, taking into account the opinion expressed by RMB and the recommendation of the independent committee, is of the unanimous opinion that the scheme is fair and reasonable to Capital Alliance shareholders. The Capital Alliance Board has formally resolved to recommend the offer to scheme members and consequently has agreed to take all reasonable steps to implement the scheme.

Liberty Life has received unconditional and irrevocable commitments to vote in favour of the scheme from all the directors of Capital Alliance in respect of their direct beneficial shareholdings in Capital Alliance.

3. SUSPENSIVE CONDITIONS TO THE MAKING OF THE OFFER

Further to the opinions, recommendations and undertakings detailed in paragraph 2 above, the JSE Securities Exchange South Africa, the Securities Regulation Panel and the South African Reserve Bank have approved the necessary documentation to be distributed to Capital Alliance shareholders. Consequently, the first three suspensive conditions relating to the making of the offer, referred to in paragraphs 7.1.1 to 7.1.3 of the joint announcement, have been fulfilled. The remaining suspensive condition to the making of the offer, referred to in paragraph 7.1.4 of the joint announcement, is the High Court of South Africa ordering the convening of the meeting of scheme members to approve the scheme.

4. SUSPENSIVE CONDITIONS TO THE OFFER

Liberty Life has sent a letter to the Capital Alliance Board extending the date by which all the suspensive conditions to the offer, referred to in paragraph 7.4 of the joint announcement (which includes the approval of the competition authorities) must be fulfilled, from 31 March 2005 to 30 April 2005.

5. FURTHER ANNOUNCEMENT AND DOCUMENTATION

Subject to the remaining suspensive condition to the making of the offer, referred to in paragraph 3 above, being fulfilled, a further announcement setting out the salient dates of the scheme will be made on or about Tuesday, 8 February 2005 and a circular providing further information on the scheme is expected to be posted to Capital Alliance shareholders on or about Wednesday, 9 February 2005.

Johannesburg
1 February 2005

Investment bank and transactional sponsor to Liberty Life
Standard Bank
Sponsor to Liberty Life
Merrill Lynch South Africa (Pty) Limited
Attorneys to Liberty Life
Werksmans Incorporated
(Registration number 1990/007215/21)
Investment bank to Capital Alliance
Investec Corporate Finance
Sponsor to Capital Alliance
Investec Bank Limited
Attorneys to Capital Alliance
Jowell Glyn & Marais Inc.
Reporting accountants to Capital Alliance
PricewaterhouseCoopers Inc
Independent adviser to the Capital Alliance Board
Rand Merchant Bank
A division of FirstRand Bank Limited

Date: 01/02/2005 03:50:29 PM Produced by the JSE SENS Department

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360
("Liberty Life")

CAPITAL ALLIANCE

Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904
("Capital Alliance")

JOINT ANNOUNCEMENT IN RESPECT OF THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN CAPITAL ALLIANCE AND ITS SHAREHOLDERS

1. INTRODUCTION

Shareholders are referred to the joint announcement released on Wednesday, 1 December 2004 ("the joint announcement") in which it was announced that Liberty Life had submitted to the board of directors of Capital Alliance ("Capital Alliance Board") a notice of its firm intention to acquire all the shares ("the offer") in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited, a wholly-owned subsidiary of Liberty Life, and Capital Alliance Special Finance (Proprietary) Limited, a wholly-owned subsidiary of Capital Alliance, ("scheme members") for a consideration of R17.50 per share so acquired ("scheme consideration"). It is intended that the offer, together with payment of a final dividend of R1.00 by Capital Alliance to its shareholders ("final dividend"), will be implemented by way of a scheme of arrangement in terms of the Companies Act No. 61 of 1973, as amended, to be proposed between Capital Alliance and its shareholders ("the scheme").

This announcement provides shareholders with details relating to, *inter alia*, the fulfilment of certain suspensive conditions to the making of the offer and an update relating to the timing of the offer.

2. OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"), in its capacity as independent adviser to the Capital Alliance Board, has provided the independent committee of the Capital Alliance Board with an opinion that the scheme consideration and the final dividend are fair and reasonable to Capital Alliance shareholders. The letter setting out RMB's opinion will be provided in the circular to be posted to Capital Alliance shareholders, on the date set out in paragraph 5 below.

The independent committee of the Capital Alliance Board has considered the scheme and, taking into account the opinion expressed by RMB above, is of the unanimous opinion that the scheme is fair and reasonable to Capital Alliance shareholders. The independent committee has recommended to the Capital Alliance Board that it recommend to scheme members that they vote in favour of the scheme.

The Capital Alliance Board has considered the scheme and, taking into account the opinion expressed by RMB and the recommendation of the independent committee, is of the unanimous opinion that the scheme is fair and reasonable to Capital Alliance shareholders. The Capital Alliance Board has formally resolved to recommend the offer to scheme members and consequently has agreed to take all reasonable steps to implement the scheme.

Liberty Life has received unconditional and irrevocable commitments to vote in favour of the scheme from all the directors of Capital Alliance in respect of their direct beneficial shareholdings in Capital Alliance.

3. SUSPENSIVE CONDITIONS TO THE MAKING OF THE OFFER

Further to the opinions, recommendations and undertakings detailed in paragraph 2 above, the JSE Securities Exchange South Africa, the Securities Regulation Panel and the South African Reserve Bank have approved the necessary documentation to be distributed to Capital Alliance shareholders.

Consequently, the first three suspensive conditions relating to the making of the offer, referred to in paragraphs 7.1.1 to 7.1.3 of the joint announcement, have been fulfilled. The remaining suspensive condition to the making of the offer, referred to in paragraph 7.1.4 of the joint announcement, is the High Court of South Africa ordering the convening of the meeting of scheme members to approve the scheme.

4. SUSPENSIVE CONDITIONS TO THE OFFER

Liberty Life has sent a letter to the Capital Alliance Board extending the date by which all the suspensive conditions to the offer, referred to in paragraph 7.4 of the joint announcement (which includes the approval of the competition authorities) must be fulfilled, from 31 March 2005 to 30 April 2005.

5. FURTHER ANNOUNCEMENT AND DOCUMENTATION

Subject to the remaining suspensive condition to the making of the offer, referred to in paragraph 3 above, being fulfilled, a further announcement setting out the salient dates of the scheme will be made on or about Tuesday, 8 February 2005 and a circular providing further information on the scheme is expected to be posted to Capital Alliance shareholders on or about Wednesday, 9 February 2005.

Johannesburg
1 February 2005

Investment bank and transactional sponsor to Liberty Life
Standard Bank

Sponsor to Liberty Life
Merrill Lynch

Attorneys to Liberty Life
WERKSMANS INCORPORATED

Investment bank to Capital Alliance
Investec Corporate Finance

Sponsor to Capital Alliance
Investec Bank Limited

Attorneys to Capital Alliance
JOWELL GLYN & MARAIS

Reporting accountants to Capital Alliance
PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Independent adviser to the Capital Alliance Board
RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

2005-04-01 08:03:08
Liberty Group Limited - Dealing in securities by directors of listed companie
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000057360
Dealing in securities by directors of listed companies
In compliance with paragraph 3.63 of the Listings Requirements of the JSE
Securities Exchange South Africa, the following information is disclosed:

Name of director:	H I Appelbaum
Name of company:	Liberty Group Limited
Date:	31 March 2005
Strike price and number of options:	3 750 @ R36,44 per share
	6 664 @ R37,00 per share
	16 483 @ R48,50 per share
Number of options exercised:	26 897
Total value of securities at strike price:	R1 182 643,50
Class of securities:	Ordinary shares
Periods of exercise and/or vesting:	Options granted:
	10 September 1998 @ R36,44
	28 September 1999 @ R37,00
	3 April 2001 @ R48,50
Options exercised:	31 March 2005
Nature of transaction:	Exercise of share options
Nature and extent of director"s interest:	Direct Beneficial

Johannesburg
31 March 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 01/04/2005 08:03:21 AM Produced by the JSE SENS Department

Liberty Group Limited
and Liberty Holdings Limited
Audited Preliminary Results

for the year ended 31 December 2004

LIBERTY
LIFE



Contents



Liberty Group Limited
Audited Preliminary Results

for the year ended 31 December 2004

LIBERTY
LIFE

Financial performance

	2004	2003	% Change
New business (Rm)	**13 440**	11 667	+15
New business margin (%)	**24**	20	
Headline earnings per share (cents)	**460,4**	346,4	+33
Total earnings per share (cents)	**663,4**	424,0	+56
Net cash inflows from insurance operations (Rm)	**3 640**	4 497	-19
Management expenses (Rm)	**2 036**	1 860	+9
Management expenses ignoring BEE and IEB(Rm)[1]	**1 928**	1 828	+5
Embedded value per share (R)[2]	**67,25**	57,58	+17
Capital adequacy requirement cover (times covered)	**2,1**	2,6	
Final dividend per share (cents)	**153**	116	+32
Total dividend per share (cents)	**315**	278	+13

[1] *Ignoring the costs incurred in respect of the Black Economic Empowerment transaction implemented in November 2004 and ignoring the expenses for both part of 2003 and 2004 in respect of the Investec Employee Benefits business acquired during the year ended 31 December 2003. Includes non-recurring expenses as detailed later in this report.*

[2] *BEE normalised embedded value per share, which ignores the legal substance of the BEE transaction and adjusts the accounting treatment adopted for statutory financial statement purposes to reflect the economic reality of the transaction, increased by 14% from R57,58 at 31 December 2003 to R65,69 at 31 December 2004.*

Summarised group balance sheet

as at 31 December 2004

Rm	2004	2003
ASSETS		
Investments	**104 072**	91 508
Owner-occupied properties	**757**	725
Goodwill	**69**	81
Intangible assets	**203**	196
Tangible assets	**343**	363
Current assets	**4 154**	3 685
Total assets	**109 598**	96 558
CAPITAL, RESERVES AND LIABILITIES		
Shareholders' funds	**8 494**	8 782
Minority interests	**1**	1
Policyholder liabilities	**98 049**	83 840
Liabilities under investment contracts	**32 128**	27 544
Liabilities under insurance contracts	**65 921**	56 296
Redeemable bonds	**–**	1 500
Retirement benefit obligation	**160**	155
Deferred taxation	**636**	313
Current liabilities	**2 258**	1 967
Total capital, reserves and liabilities	**109 598**	96 558
Capital adequacy requirement	**3 954**	3 403
Capital adequacy requirement: times covered	**2,1**	2,6

Summarised group income statement

for the year ended 31 December 2004

Rm	2004	2003	% Change
Operating profit from insurance operations net of taxation	**929**	720	+29
Operating profit from shareholders' funds	**323**	230	+40
Headline earnings	**1 252**	950	+32
Goodwill amortisation and impairment	**(12)**	(78)	-85
Realised investment gains (net of capital gains tax) attributable to shareholders' assets	**564**	290	+94
Total earnings	**1 804**	1 162	+55
Headline return on average equity (%)	**15**	11	
Total return on average equity (%) [1]	**20**	12	

[1] Includes net of tax unrealised gains or losses taken directly to equity.

Summarised group cash flow statement

for the year ended 31 December 2004

Rm	2004	2003
Cash flows from operating activities	**3 554**	4 226
Cash flows from investing activities	**(124)**	(4 179)
Cash flows from financing activities	**(2 731)**	39
Net increase in cash and cash equivalents	**699**	86
Cash and cash equivalents at beginning of year	**346**	274
Foreign exchange movements on cash balances	**(12)**	(14)
Cash and cash equivalents at end of year	**1 033**	346

Summarised statement of changes in shareholders' funds

Rm	2004	2003
Shareholders' funds at 1 January	**8 782**	8 496
Total earnings	**1 804**	1 162
Unrealised investment reserve movements on shareholders' assets net of capital gains taxation	**(57)**	(130)
Ordinary dividends accounted for in the current year	**(766)**	(761)
Translation difference relating to equity component of the redeemable bonds	**–**	(24)
Repayment of redeemable bonds	**(79)**	–
Subscriptions for shares	**83**	39
Black Economic Empowerment transaction	**(1 273)**	–
Shareholders' funds at 31 December	**8 494**	8 782

Analysis of shareholders' funds

	Group funds invested		Contribution to headline earnings		Group investment gains/(losses)	
Rm	2004	2003	2004	2003	2004	2003
Liberty Active (excluding operating profit from insurance operations)	**1 125**	886	**44**	49	**148**	48
Financial services operations	**1 205**	1 137	**221**	151	**(85)**	3
Trading portfolio	**423**	380	**68**	46	**–**	–
Liberty Ermitage Jersey	**375**	375	**46**	43	**(45)**	(34)
Liberty Group Properties	**4**	4	**25**	25	**–**	–
STANLIB	**387**	365	**77**	39	**(39)**	38
Other	**16**	13	**5**	(2)	**(1)**	(1)
Listed investments	**2 019**	1 304	**81**	33	**504**	128
Edcon	**91**	39	**2**	5	**53**	94
GoldFields	**113**	154	**1**	8	**(32)**	(52)
Metoz	**242**	232	**30**	–	**40**	13
SABMiller	**919**	655	**22**	19	**264**	70
Other	**654**	224	**26**	1	**179**	3
Other investments	**4 145**	5 455	**266**	304	**113**	(14)
Cash, preference shares and unit trusts	**1 412**	2 096	**149**	128	**54**	98
Foreign assets	**–**	1 560	**65**	100	**(32)**	(443)
Convertible bonds	**–**	(1 500)	**(83)**	(119)	**37**	470
Unlisted investments	**121**	77	**3**	7	**23**	(52)
Fixed assets and working capital	**1 230**	1 709	**–**	–	**–**	–
Share of pooled portfolios	**1 382**	1 513	**132**	188	**31**	(87)
Management expenses			**(111)**	(91)		
Normal taxation			**(11)**	(40)		
	8 494	8 782	**490**	406	**680**	165
Preference dividend in subsidiary			**(102)**	(95)		
Secondary tax on companies			**(65)**	(81)		
	8 494	8 782	**323**	230	**680**	165

Commitments

	Group		Company	
Rm	**2004**	2003	**2004**	2003
Operating lease commitments	**97**	48	**19**	28
Within 1 year	**26**	13	**12**	5
1 to 5 years	**44**	32	**7**	23
5 to 10 years	**27**	3	**–**	–
Capital commitments				
Capital Alliance Holdings Limited (CAHL) acquisition				
The board of directors has approved the purchase of the entire issued share capital of Capital Alliance Holdings Limited [1]	**3 094**	–	**3 094**	–
Tangible assets	**203**	165	**200**	111
Under contracts	**178**	148	**178**	94
Authorised by the directors but not contracted	**25**	17	**22**	17
Investment properties [2]				
Under contracts	**290**	–	**290**	–
Total commitments	**3 684**	213	**3 603**	139

[1] The shareholders' meeting to approve the scheme as detailed in the circular posted to CAHL shareholders on 9 February 2005 will take place on Monday, 7 March 2005 and the court hearing to sanction the scheme is set for Tuesday, 12 April 2005.

[2] *Wedelin Investments I (Proprietary) Limited acquisition*

The company has entered into purchase agreements to acquire 100% of Wedelin Investments I (Proprietary) Limited, including loan claims. The company owns a property under development in Mitchells Plain, which will be classified as an investment property.

The effective date of purchase will be determined by the date that the Competition Commission approval is received. The purchase consideration has been advanced on loan account at 31 December 2004.

Group figures above include the Group's share of commitments of joint ventures amounting to R55 million (2003: R58 million). The above expenditure will be financed by existing cash resources and internally generated funds.

Embedded value and value of new business

Rm	**2004**	2003	% Change
Risk discount rate used (%)	**10,25**	11,50	
Shareholders' funds	**8 494**	8 782	-3
Net value of life business in force	**7 607**	6 494	+17
Value of life business in force	**8 193**	6 686	+23
Cost of solvency capital [1]	**(586)**	(192)	+205
Fair value adjustment	**766**	541	+42
Embedded value	**16 867**	15 817	+7
Total number of shares in issue (millions)	**250,8**	274,7	
Embedded value per share (R)	**67,25**	57,58	+17
Value of life business written in the year			
Net of cost of solvency capital	**815**	609	+34
Gross of cost of solvency capital	**970**	625	
Cost of solvency capital [1]	**(155)**	(16)	
New business index excluding natural increases	**3 340**	3 060	+9
New business margin %	**24**	20	

[1] Opportunity cost of holding the regulatory capital adequacy requirement in assets generating a lower net return than the risk discount rate.

Embedded value profits

Rm	2004	2003
Embedded value at the end of the year	**16 867**	15 817
Less capital raised	**(83)**	(39)
Plus dividends paid	**766**	761
Plus Black Economic Empowerment Transaction [1]	**1 273**	–
Less embedded value at the beginning of the year	**(15 817)**	(15 127)
Embedded value profits	**3 006**	1 412
Return on shareholders' net assets (%)	**34**	16
Return on embedded value (%)	**19**	9

[1] Includes transaction costs of R22 million taken directly to equity.

Analysis of embedded value profits

Rm	2004	2003
Investment return on shareholders' net assets and fair value adjustment	**1 243**	86
Translation losses in respect of foreign assets	**(42)**	(48)
Other investment returns on shareholders' assets	**1 272**	256
Adjustment to/(deduction of) the carrying value of Investec Employee Benefits, included within the value of life business in force	**13**	(122)
Net effect of changes required on the implementation of AC 133	**-**	(2)
Expected return on value of life business	**723**	741
Investment experience variation on life business	**653**	108
Other experience variations [1]	**(9)**	(68)
Changes in economic assumptions [2]	**377**	239
Changes in non-economic assumptions [3]	**(357)**	(10)
Change in mix of assets backing the capital adequacy requirement (CAR) [4]	**(300)**	–
Value of new business	**815**	609
Changes in modelling methodology [5]	**(139)**	(291)
Embedded value profits	**3 006**	1 412

[1] The amount of R9 million shown for other experience variations arises mainly from:
- actual individual life withdrawal experience being worse than expected, offset by
- actual premium increases on corporate business being better than expected.

[2] The amount of R377 million shown for changes in economic assumptions arises from the change to a lower level of economic assumptions.

[3] The amount of R357 million shown for the changes in non-economic assumptions arises mainly from changes to the withdrawal bases as well as expense bases in respect of corporate business and shareholders' expenses.

[4] The assets backing the CAR are currently 50% equities, 25% preference shares and 25% cash (previously 100% equities).

[5] The amount of R139 million shown for the changes in modelling methodology arises mainly from allowing more accurately for expected future Secondary Tax on Companies.

Sensitivity to risk discount rates

In order to indicate sensitivity to varying assumptions, the value of life business in force less cost of solvency capital and the value of new business written are shown below for various changes in assumptions. Each value is shown with only the indicated parameter being changed.

Rm	Value of life business in force less cost of solvency capital 2004	Value of new business written in 2004
Base value	**7 607**	**815**
Value of life business	**8 193**	**970**
Cost of solvency capital	**(586)**	**(155)**
Risk discount rate increased by one percentage point to 11,25%	**6 851**	**680**
Value of life business	**7 627**	**886**
Cost of solvency capital	**(776)**	**(206)**
Risk discount rate decreased by one percentage point to 9,25%	**8 426**	**980**
Value of life business	**8 802**	**1 079**
Cost of solvency capital	**(376)**	**(99)**
Future investment returns reduce by one percentage point, with bonus rates changing commensurately	**6 596**	**762**
Value of life business	**7 393**	**973**
Cost of solvency capital	**(797)**	**(211)**
Withdrawal rates increase by 10%	**7 124**	**706**
Value of life business	**7 710**	**861**
Cost of solvency capital	**(586)**	**(155)**
Maintenance expenses (other than commissions) increased by 10%	**7 308**	**769**
Value of life business	**7 894**	**924**
Cost of solvency capital	**(586)**	**(155)**
New business acquisition expenses (other than commissions) increased by 10%		**759**
Value of life business		**914**
Cost of solvency capital		**(155)**
Assurance mortality and morbidity increase by 10%, annuity mortality decrease by 10%	**6 638**	**637**
Value of life business	**7 224**	**792**
Cost of solvency capital	**(586)**	**(155)**

These values illustrate mainly the effect of negative changes in assumptions.

The effect of positive changes in the assumptions to the same extent would be to increase the values by a similar amount to the reductions indicated above.

Bases and assumptions

(i) Future investment returns on the major asset classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

%	Investment return p.a **2004**	2003
• Government stock	**8,25**	9,50
• Equities	**10,25**	11,50
• Property	**9,25**	10,50
(ii) The risk discount rate has been set equal to the investment return on equity assets	**10,25**	11,50
(iii) Maintenance expense inflation rate	**4,25**	5,50

(iv) The expected return on the value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Taxation has been allowed for at rates and on bases applicable to Section 29A of the Income Tax Act. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Taxation has been taken into account in the embedded value. Allowance has been made for future Secondary Tax on Companies. No allowance has been made for the tax changes announced in the Budget on 23 February 2005.

(vi) Other bases, bonus rates and assumptions: In general, parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) The fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareholders' funds, it also removes the carrying value of the present value of in-force business acquired from Investec Employee Benefits from shareholders' funds (since it is included in the value of in-force business).

This adjustment consisted of the following:

Rm	Fair value adjustment **2004**	2003
Liberty Group Properties (Proprietary) Limited	**240**	216
Liberty Ermitage Jersey Limited	**290**	140
STANLIB Limited	**345**	307
Carrying value of in-force business acquired from Investec Employee Benefits	**(109)**	(122)
	766	541

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiplier was applied to the net after taxation recurring earnings of the subsidiaries. The multipliers used were 10x and 10x (2003: 10x and 10x) respectively.

In the case of STANLIB Limited a price earnings ratio multiplier was applied to the net after taxation recurring earnings of STANLIB Limited. The multiplier used was maintained at 10x. The R345 million represents Liberty Life's 37,4% share of the excess over the net asset value of STANLIB Limited and effectively values STANLIB Limited at R1,7 billion in total.

(viii) Non-recurring expenses amounting to R137 million were identified in 2004. These were largely due to retrenchment costs, discontinued salary costs, the renovation of Liberty Life Centre, impairment to internally developed software and costs incurred in respect of the Black Economic Empowerment transaction. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.

In 2004 the Liberty Group grew its new business premiums by 15% to R13 440 million while improving the net new business margin to 24%. Net cash inflows from insurance operations remained strong at R3 640 million (notwithstanding the maturity of R2 090 million during the second half of the year which was referred to in the interim financial results). Management expenses of the group increased by 5% to R1 928 million on a like for like basis.

The core individual life business continued to grow and produced good results. Individual new business premiums were up 22% to R11 374 million. The embedded value margin on new business increased to 28%, well ahead of the margin range experienced in recent years. Net cash inflows improved by 76% to R5 492 million, underpinning the continued growth in new individual business market share for the last five consecutive years. The increase in maintenance costs per policy was contained well within the actuarial assumption and resulted in a release to profit of R74 million after taxation.

These positive operational results contributed to a 33% improvement in headline earnings per share, notwithstanding the recognition of significant non-recurring expenditure relating mainly to the continuing operational restructuring of the group as well as the recently implemented Black Economic Empowerment transaction. Earnings for 2004 have also benefited from the shareholders' participation in investment returns on assets backing certain classes of policyholder business. The weighted average gross investment return in 2004 on the equity, managed and foreign assets portfolios was 22,7% versus 12,5% in 2003.

Embedded value per share increased by 17% to R67,25 and the capital position of the group remained strong, with shareholders' funds of R8 494 million (after the impairment of the BEE transaction preference shares of R1 251 million) covering the capital adequacy requirement 2,1 times.

A final dividend for 2004 of 153 cents per share has been declared, 32% higher than the 2003 final dividend of 116 cents per share, thereby bringing the total dividend for the year to 315 cents, a 13% increase on the total dividend for 2003 of 278 cents.

New business

	Recurring premiums		**Single premiums**		**Total premiums**		**%**
Rm	**2004**	2003	**2004**	2003	**2004**	2003	**Change**
Individual	**2 674**	2 504	**8 700**	6 808	**11 374**	9 312	**+22**
Corporate	**484**	431	**1 582**	1 924	**2 066**	2 355	**-12**
Total new business	**3 158**	2 935	**10 282**	8 732	**13 440**	11 667	**+15**
% Change	**+8**		**+18**		**+15**		
Indexed new business [1]					**4 186**	3 808	**+10**
Indexed new business excluding contractual increases					**3 340**	3 060	**+9**

[1] Indexed new business is a standard industry measure that represents recurring new business plus 10% of new single premiums.

New individual single premiums increased by 28% to R8 700 million with CPI Plus, Excelsior risk profiled and Excelsior property portfolios being the most favoured asset classes for investment products. New individual recurring premiums grew by 7% to R2 674 million, with the rate of growth being negatively impacted by the discontinuance of the Medical Lifestyle and Medical Lifestyle Plus product sales in the first quarter of 2004.

In the first full year, Lifestyle Protector risk product sales amounted to R494 million.

New corporate single premiums decreased by 18% to R1 582 million while stronger sales in the second half of 2004 resulted in new recurring corporate premiums increasing by 12%.

Support from independent brokers continued in 2004 with individual new business sales increasing by 17% to R4 344 million, despite the discontinuance of the Medical Lifestyle and Medical Lifestyle Plus products, which were widely distributed by this channel.

The Bancassurance relationship with Standard Bank continued to yield significant benefits, with individual new business premiums increasing by 35% to R3 557 million in 2004. New corporate benefit premiums doubled year on year, but remain disappointing given the opportunities that should exist within Standard Bank's client base. The sales model for corporate benefits was restructured towards the end of 2004 with a view to improving sales from this channel.

Bancassurance sales now comprise 26% of total new business.

Commentary (continued)

Market share – Individual new business (including Liberty Active)


30
25
20
15
10
5
0
20
23
24
25
26
15
17
20
25
27
Source: LOA market share statistics for all life offices
Recurring individual
Single individual

Year ended 31 December 2000
Year ended 31 December 2001
Year ended 31 December 2002
Year ended 31 December 2003
Nine months ended 30 September 2004

% **Market share - Individual new business (including Liberty Active)**

Liberty Life together with Liberty Active's share of the individual new business market continued to grow in 2004 according to the Life Offices' Association statistics for the nine months ended 30 September 2004.

New business margins


30
25
20
15
10
5
0
-5
22
28
8
-1
20
24
Individual
Corporate
Total

2003
2004

% **New business margins**

The margin improvement on individual new business from 22% in 2003 to 28% in 2004 can be ascribed to improved margins on the Lifestyle Protector risk product, which was launched in the second half of 2003, together with a reduction in the risk discount rate as a result of lower interest rates. The reduction in margin on corporate benefits new business was driven by disappointing new business sales volumes resulting in an under recovery of costs. This area will continue to receive heightened focus in 2005.

Headline earnings

Rm	**2004**	2003	% Change
Operating profit from insurance operations after taxation	**929**	720	+29
Net income after taxation of financial services operations	**265**	200	+33
Income on other shareholders' investments	**160**	125	+28
Preference dividend in subsidiary	**(102)**	(95)	+7
Headline earnings	**1 252**	950	+32
Weighted average number of shares in issue (millions)	**271,9**	274,0	
Headline earnings per share (cents) [1]	**460,4**	346,4	+33

[1] BEE normalised headline earnings per share, which ignores the legal substance of the BEE transaction and adjusts the accounting treatment adopted for statutory financial statement purposes to reflect the economic reality of the transaction, increased by 34% from 346,4 cents in 2003 to 465,4 cents in 2004.

Operating profit from insurance operations for 2004 benefited significantly from the shareholders' participation in investment returns on assets backing certain classes of policyholder business. The weighted average gross investment return in 2004 on the equity, managed and foreign assets portfolios was 22,7% versus 12,5% in 2003.

Investment returns


25
20
15
10
5
0
-5
-10
-15
22,7
12,5
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
Year-to-date return 2003
Year-to-date return 2004
Acturial assumption 2004
% Investment returns

In accordance with the actuarial guidance note (PGN110), which was adopted for the first time in December 2003, investment and annuity option guarantees are now marked to market at the balance sheet date using appropriate modelling techniques. The change in "market value" of the guarantees is recorded in the income statement as part of the operating profit on insurance operations. Due to the fact that medium term government bond yields have reduced to 8,25% (9,50% at the end of 2003), the gap between expected future investment returns and guarantees offered on certain policies has narrowed. This largely accounted for an increase in the guarantee reserve which resulted in a charge against profit of approximately R220 million after taxation.

The total increase in the guarantee reserve was more than compensated for in 2004 by higher shareholders' participation in capital returns to policyholders, higher fees resulting from a higher asset base and the reduced discount rate.

Net income after taxation of financial services operations increased by 33% from R200 million in 2003 to R265 million in 2004. The main contributors to the increase were:

- The shareholders' trading portfolio, which recorded a 48% increase in profit from R46 million in 2003 to R68 million in 2004. This portfolio has largely been realised; and
- A substantial increase in STANLIB's earnings. Liberty Life's share of headline earnings amounted to R77 million in 2004, reflecting an increase of 97% on 2003's R39 million. The year-on-year increase in contribution was driven by once-off restructuring costs in 2003 and higher average assets under management in 2004.

Net income on other shareholders' investments increased by 28% from R125 million in 2003 to R160 million in 2004, mainly as a result of higher cash balances building up over the period to November when the Black Economic Empowerment transaction was implemented, utilising R1 273 million in cash. Shareholders' listed investments (including the long-term portfolio which was established towards the end of 2003) also accounted for some of the increase as dividends received on these investments increased by 145% from R33 million in 2003 to R81 million in 2004. Dividends received in 2004 included a special R30 million distribution from Metoz Holdings Limited (formerly Metro Cash and Carry Limited).

Headline earnings for 2004 include R51 million representing the income return on assets utilised to fund the Black Economic Empowerment transaction up to the date of implementation – 8 November 2004. The weighted average number of shares in issue for 2004 has been reduced from this date. Preference dividends accrued on the empowerment preference shares at 65% of prime rate since the date of implementation amounting to R13 million were not accounted for in income.

Commentary (continued)

Net cash inflows

Rm	Individual 2004	Individual 2003	Corporate 2004	Corporate 2003	Total 2004	Total 2003	% Change
Net premiums	**16 359**	13 556	**4 195**	4 566	**20 554**	18 122	+13
Net claims and benefits	**10 867**	10 436	**6 047**	3 189	**16 914**	13 625	+24
Net cash inflows from insurance operations [1]	**5 492**	3 120	**(1 852)**	1 377	**3 640**	4 497	-19
STANLIB net cash inflows [2]					**15 300**	12 100	+26
Ermitage net cash inflows					**3 681**	1 653	+123
Total net cash inflows					**22 621**	18 250	+24

[1] *As reported in the interim financial statements published in August 2004, one corporate client's property-backed policies matured in the second half of 2004. This resulted in a cash outflow of R2 090 million for corporate benefits. The maturity of these policies has created additional capacity to sell individual property-backed policies at higher margins.*

[2] *Represents 100% of STANLIB's cash inflows.*

STANLIB's net cash inflows of R15 300 million were 26% ahead of those in 2003. Net inflows into equity funds comprised 29% of total net inflows (16% in 2003) with the balance being made up of money market, flexi cash and fixed interest funds. Total assets under management and funds under administration (after eliminating common assets) increased by 26% from R177 billion at 31 December 2003 to R223 billion at 31 December 2004.

Net cash inflows for Liberty Ermitage increased by 160% in Dollars (123% in Rand) from US$220 million in 2003 (R1 653 million) to US$572 million in 2004 (R3 681 million). 56% of net cash inflows for 2004 were from third parties (2003: 26%). Total assets under management (after eliminating common assets) increased by 31% from US$2 791 million at 31 December 2003 to US$3 644 million at 31 December 2004.

Management expenses

Rm	2004	2003	% Change
Total expenses for the group per financial statements	**2 036**	1 860	+9
IEB expenses incurred since October 2003 [1]	**(93)**	(32)	
BEE transaction expenses (before taxation)	**(15)**	–	
Total group expenses	**1 928**	1 828	+5

[1] *Liberty Life acquired part of the Investec Employee Benefits business in 2003 and started incurring costs with effect from 1 October 2003 when the employees were transferred. The 2003 comparative consequently comprises only three months' expenses.*

Cost saving targets for 2004 were met even though significant non-recurring expenses were incurred in 2004. Liberty Life's headcount (excluding the sales force) reduced by 152 from 3 472 at the end of 2003 to 3 320 at the end of 2004. In the second half of 2004, part of the information technology infrastructure and operations were outsourced to Standard Bank, resulting in a headcount reduction of 70 and an annual cost saving of approximately R30 million. Group human resources was also restructured resulting in a reduction in headcount of 25.

As a result of tight expense control and a growing in-force book, maintenance costs per policy for Liberty Personal Benefits increased by 3,5% to R248 and for Liberty Active reduced by 4,9% to R154. The lower than expected maintenance costs per policy resulted in a release of approximately R74 million after taxation from policyholders' liabilities into operating profit from insurance operations. There was no material comparable amount in 2003.

Non-recurring expenses amounted to R137 million in 2004 (2003: R111 million).

Embedded value per share

Embedded value per share of R67,25 at 31 December 2004 increased by 17% from R57,58 at 31 December 2003. BEE normalised embedded value per share (i.e. after adjusting the accounting treatment of the BEE transaction to reflect the economic reality of the transaction rather than its legal form), increased by 14% from R57,58 at 31 December 2003 to R65,69 at 31 December 2004.

Shareholders' funds decreased by 3% to R8 494 million due mainly to the technical impairment for accounting purposes of the empowerment preference shares of R1 251 million. Strong operating results (also from subsidiary and joint venture companies) and favourable investment markets largely offset the impairment impact on shareholders' funds. Shareholders' funds amount to R9 745 million if the impairment is ignored. This represents an increase of 11% on shareholders' funds at 31 December 2003 of R8 782 million.

The value of in-force business increased by 17% to R7 607 million as a result of lower interest rates (and consequently lower risk discount rates), strong new business sales at healthy margins and improved investment returns. These positive factors more than compensated for some negative features in the value of in-force such as the changes in basis to allow better for future secondary tax on companies, shareholders' expenses, withdrawal experience and the expense strain in the Liberty Corporate Benefits business. A higher opportunity cost of capital has also been reflected in the value of in-force business due to the fact that the capital adequacy requirement (CAR) is no longer backed in full by equities as was the case in 2003. CAR is now backed by 50% equities, 25% preference shares and 25% cash.

Capital adequacy

The capital adequacy requirement of the group increased by 16% from R3 403 million at 31 December 2003 to R3 954 million at 31 December 2004. The increase is the result of strong sales of the Lifestyle Protector risk product (which demands relatively high levels of capital in the early years) and the impact of the lower interest rate environment. Notwithstanding the increase in the capital adequacy requirement and taking into consideration that R1 251 million of shareholders' funds have been impaired as a result of the Black Economic Empowerment transaction, shareholders' funds of R8 494 million covered the capital adequacy requirement 2,1 times at 31 December 2004.

Dividend policy and final dividend for 2004

With a view to reduce volatility and improve predictability, the following dividend policy has been adopted, commencing with the final dividend for the year ended 31 December 2004:

Total dividends for 2004 have been determined with reference to a yield of approximately 4,75% on the embedded value of the group. Subject to the statutory CAR cover remaining above 1,5 times, growth in the group's dividend will be broadly in line with the medium-term growth in embedded value. The interim dividend will be declared as 40% of the previous full year's dividend.

Accordingly, a final ordinary dividend No 78 of 153 cents per share has been declared in respect of the financial year ended 31 December 2004 (2003: 116 cents per share).

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 1 April 2005
First trading day ex dividend on the JSE	Monday, 4 April 2005
Record date	Friday, 8 April 2005
Payment date	Monday, 11 April 2005

Share certificates may not be dematerialised or rematerialised between Monday, 4 April 2005 and Friday, 8 April 2005 both days inclusive. Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 11 April 2005.

Prospects

Real growth in earnings, embedded value and dividends is anticipated in 2005, but will to some extent depend on investment markets continuing to perform well in 2005. The proposed acquisition of Capital Alliance, if successful, will achieve our aim of generating efficiencies in due course which should benefit policyholders and shareholders alike.

Commentary (continued)

Audit opinion

The auditors, PricewaterhouseCoopers Inc., have issued their opinions on the group financial statements and embedded value statement for the year ended 31 December 2004. Copies of the auditors' unqualified reports are available for inspection at the Company's registered office.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

1 March 2005

Liberty Group Limited
Incorporated in the Republic of South Africa
Registration number: 1957/002788/06
Alpha code: LGL
Issuer code: LIBU
ISIN code: ZAE000057360

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
Ground floor, 70 Marshall Street, Johannesburg 2000
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Accounting policies and presentation

The accounting policies adopted by the company and the group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting for investments in subsidiary companies and joint ventures. The financial statements for 2004, incorporating the appropriate accounting for the Black Economic Empowerment transaction, have been prepared on a consistent basis with the previous year as well as the interim financial statements for 2004.

Liberty Group will comply with International Financial Reporting Standards (IFRS) from 1 January 2005, with the first reporting period under IFRS being the six months ending 30 June 2005. South African Statements of Generally Accepted Accounting Practice are currently closely aligned with IFRS and therefore changes to the group's accounting will be restricted to a few areas. The more significant implications on the group's results and disclosures being:

IFRS 4: Insurance contracts (issued March 2004). The objective of the standard is to specify the financial reporting requirements for insurance contracts rather than address the recognition and measurement of obligations arising from insurance contracts, which will be addressed in phase 2 of the International Accounting Standards Board's project on insurance. Interpretations of definitions regarding investment contracts and insurance contracts have also developed further following the issue of IFRS 4. Liberty Group will deal with these changes in interpretation as part of its adoption of IFRS in 2005.

IFRS 2: Share-based payments (issued February 2004). Options issued to staff in terms of the group's share option scheme will be accounted for in accordance with IFRS 2 from 1 January 2005. IFRS 2 will be applied retrospectively for all options granted after 7 November 2002 that have not vested on the effective date, 31 December 2004. IFRS 2 requires the recognition of an expense equal to the fair value of options granted to employees. The fair value will be expensed over the vesting period based on the services received from these employees.

Currently the South African Institute of Chartered Accountants is obtaining an opinion from the International Financial Reporting Interpretation Committee (IFRIC) on whether BEE transactions fall within the ambit of IFRS 2. If this is the case there may be implications to the group's accounting for the BEE transaction concluded this year.

A further significant issue referred for interpretation by IFRIC, concerns the rate of taxation to be applied to any deferred taxation applicable to revaluations on investment properties. Liberty Life considers the Capital Gains Taxation rate to be the appropriate rate to be applied to such valuations, whereas conflicting interpretations of IAS 12 appear to call for the corporate rate of taxation. It is unlikely that IFRIC/IFRS clarification on this matter will be obtained in the short term.

Contact details

Chief Financial Officer

Deon de Klerk
Tel: (011) 408 2572
deon.deklerk@liberty.co.za

Investor Relations

Stewart Rider
Tel: (011) 408 3260
stewart.rider@liberty.co.za

Statutory Actuary

Andrew Lonmon-Davis
Tel: (011) 408 3415
andrew.lonmondavis@liberty.co.za

Company Secretary

Vincent Barnard
Tel: (011) 408 4014
vincent.barnard@liberty.co.za

Customer Call Centre

Tel: 0860 456 789

Head Office and Registered Address

Liberty Centre, 1 Ameshoff Street, Braamfontein,
Johannesburg, 2001
Postal Address: PO Box 10499, Johannesburg, 2000
Tel: (011) 408 3911

Sponsored ADR Depository Bank

The Bank of New York, 101 Barclay Street, New York NY 10286
United States of America
Tel: (212) 815 2154

Transfer Secretaries

Computershare Investor Services 2004 (Pty) Limited
(Reg No. 2004/003647/07)
70 Marshall Street, Johannesburg, 2000
Tel: (011) 370 5000

Auditors

PricewaterhouseCoopers Inc.,
2 Eglin Road, Sunninghill, 2157
Postal Address: Private Bag X36,
Sunninghill, 2157
Tel: (011) 797 4000

Website www.liberty.co.za

Liberty Holdings Limited
Audited Preliminary Results

for the year ended 31 December 2004

LIBERTY
LIFE

Summarised group balance sheet

Rm	2004	2003
ASSETS		
Investments	**104 072**	91 508
Owner-occupied properties	**757**	725
Goodwill	**163**	81
Other intangible assets	**203**	196
Tangible assets	**343**	363
Deferred taxation	**1**	–
Current assets	**4 615**	3 687
Total assets	**110 154**	96 560
CAPITAL, RESERVES AND LIABILITIES		
Shareholders' funds	**4 807**	4 755
Minority interests	**4 234**	4 021
Policyholders' liabilities	**98 049**	83 840
Liabilities under investment contracts	**32 128**	27 544
Liabilities under insurance contracts	**65 921**	56 296
Convertible bonds	**–**	1 500
Retirement benefit obligation	**160**	155
Deferred taxation	**636**	313
Current liabilities	**2 268**	1 976
Total capital, reserves and liabilities	**110 154**	96 560

Summarised group income statement

Rm	2004	2003	% Change
Operating profit from insurance operations net of taxation	**929**	720	+29
Operating profit from shareholders' funds	**323**	229	+41
Minority interests in headline earnings	**(585)**	(435)	+34
Headline earnings	**667**	514	+30
Goodwill amortisation and impairment	**(12)**	(78)	-85
Investment gains attributable to shareholders' assets	**575**	315	+83
Capital gains taxation attributable to shareholders' investment gains	**(10)**	(25)	-60
Minority interests	**(243)**	(97)	+151
Total earnings	**977**	629	+55
Attributable to ordinary shareholders	**975**	627	+56
Attributable to preference shareholders	**2**	2	–

Per share details

Cents	2004	2003	% Change
Headline earnings after preference dividend per ordinary share	**1 348,0**	1 038,3	+30
Total earnings per ordinary share	**1 976,5**	1 272,2	+55
Dividends per ordinary share	**920,0**	840,0	+10
Interim	**490,0**	490,0	–
Final declared [1]	**430,0**	350,0	+23
Total number of shares in issue at 31 December (million)	**49,3**	49,3	–
Weighted average number of shares in issue (millions)	**49,3**	49,3	–

[1] To be accounted for in the 2005 financial year

Summarised group cash flow statement

Rm	2004	2003
Cash flows from operating activities	**3 553**	4 219
Cash flows from investing activities	**332**	(4 179)
Cash flows from financing activities	**(2 727)**	46
Net increase in cash and cash equivalents	**1 158**	86
Cash and cash equivalents at beginning of year	**346**	274
Foreign exchange movements on cash balances	**(12)**	(14)
Cash and cash equivalents at end of year	**1 492**	346

Statement of changes in group shareholders' funds

Rm	2004	2003
Shareholders' funds at 1 January	**4 755**	4 621
Total earnings	**977**	629
Unrealised investment gains on shareholders' assets recognised directly against equity	**39**	(77)
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity	**(78)**	11
Preference dividends	**(2)**	(2)
Ordinary dividends accounted for in the current year	**(414)**	(414)
Translation difference relating to equity component of the convertible bonds	**(43)**	(13)
Subscription for shares	**4**	–
Black Economic Empowerment transaction	**(639)**	–
Unrealised profit on sale of subsidiary shares	**208**	–
Shareholders' funds at 31 December	**4 807**	4 755

Commitments

Rm	2004	2003
Operating lease commitments	**97**	48
Capital commitments		
Capital Alliance Holdings Limited Acquisition		
The board of directors of Liberty Group Limited have approved the purchase of the entire issued share capital of Capital Alliance Holdings Limited	**3 094**	–
Tangible assets	**203**	165
Investment properties under contracts	**290**	–
Total commitments	**3 684**	213

Accounting policies and presentation

Accounting policies and presentation

The accounting policies adopted by the company and the group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting for investments in subsidiary companies and joint ventures within Liberty Group Limited. The financial statements for 2004, incorporating the appropriate accounting for the Black Economic Empowerment transaction, have been prepared on a consistent basis with the previous year as well as the interim financial statements for 2004.

Liberty Holdings will comply with International Financial Reporting Standards (IFRS) from 1 January 2005 with the first reporting period under IFRS being the six months ending 30 June 2005. South African Statements of Generally Accepted Accounting Practice are currently closely aligned with IFRS and therefore changes to the group's accounting will be restricted to a few areas. The more significant implications on the group's results and disclosures being:

IFRS 4: Insurance contracts (issued March 2004). The objective of the standard is to specify the financial reporting requirements for insurance contracts rather than address the recognition and measurement of obligations arising from insurance contracts, which will be addressed in phase 2 of the International Accounting Standards Board's project on insurance. Interpretations of definitions regarding investment contracts and insurance contracts have also developed further following the issue of IFRS 4. Liberty Group will deal with these changes in interpretation as part of its adoption of IFRS in 2005.

IFRS 2: Share-based payments (issued February 2004). Options issued to staff in terms of the Liberty group's share option scheme will be accounted for in accordance with IFRS 2 from 1 January 2005. IFRS 2 will be applied retrospectively for all options granted after 7 November 2002 that have not vested on the effective date, 31 December 2004. IFRS 2 requires the recognition of an expense equal to the fair value of options granted to employees. The fair value will be expensed over the vesting period based on the services received from these employees.

Currently the South African Institute of Chartered Accountants is obtaining an opinion from the International Financial Reporting Interpretation Committee (IFRIC) on whether BEE transactions fall within the ambit of IFRS 2. If this is the case there may be implications for the group's accounting for the BEE transaction concluded this year.

A further significant issue referred for interpretation by IFRIC, concerns the rate of taxation to be applied to any deferred taxation applicable to revaluations on investment properties. Liberty Group Limited considers the Capital Gains Taxation rate to be the appropriate rate to be applied to such valuations, whereas conflicting interpretations of IAS 12 appear to call for the corporate rate of taxation. It is unlikely that IFRIC/IFRS clarification on this matter will be obtained in the short term.

Commentary on results

Liberty Holdings Limited (Liberty Holdings) is the holding company of Liberty Group Limited. Liberty Holdings has no other investments (apart from cash) and carries on no business other than that related to its investment in Liberty Group Limited. At 31 December 2004 Liberty Holdings held a 50,17% interest in Liberty Group Limited (31 December 2003: 54,2%).

Shareholders are consequently referred to the announcement published by Liberty Group Limited simultaneously with this announcement, for details of the operations (the results of which are consolidated into Liberty Holdings) and prospects of Liberty Group Limited.

As a result of the Black Economic Empowerment (BEE) transaction concluded by Liberty Group Limited in November 2004, Liberty Holdings disposed of 14 271 955 Liberty Group Limited shares for which it received proceeds of R692 million. During the second half of 2004 Liberty Holdings acquired 4 099 069 Liberty Group Limited shares at a total cost of R237 million in line with its stated intention to utilise such proceeds to rebuild its shareholding in Liberty Group Limited. In accordance with the base principle supporting the accounting for the BEE transaction, the Group profit of R208 million on sale of the Liberty Group Limited shares has been accounted for directly in reserves. This will be released to income when the redeemable preference shares held by Liberty Group Limited supporting the BEE transaction are redeemed or sold.

Dividend

Notice is hereby given that the final ordinary dividend No. 71 of 430 cents per share has been declared in respect of the year ended 31 December 2004. This dividend distributes the entire underlying Liberty Group Limited final dividend to shareholders of Liberty Holdings.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 1 April 2005
First trading day ex dividend on the JSE	Monday, 4 April 2005
Record date	Friday, 8 April 2005
Payment date	Monday, 11 April 2005

Share certificates may not be dematerialised or rematerialised between Monday, 4 April 2005 and Friday, 8 April 2005, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 11 April 2005.

Audit opinion

The auditors, PricewaterhouseCoopers Inc., have issued their opinions on the group financial statements and embedded value statement for the year ended 31 December 2004. A copy of the auditors' unqualified reports is available for inspection at the Company's registered office.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

1 March 2005

Liberty Holdings Limited

Incorporated in the Republic of South Africa
Registration number: 1968/002095/06
Alpha code: LBH
ISIN code: ZAE000004032

Transfer Secretaries

Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
Ground floor, 70 Marshall Street, Johannesburg 2000
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa



"Our focus is on delivery – in every facet of our business. Building value"

Myles Ruck
Chief Executive



LIBERTY
LIFE

2005-03-07 15:24:37
Liberty Life/ Capital Alliance - Results of scheme meeting
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")
Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT
ISIN: ZAE000011904
("Capital Alliance")

RESULTS OF SCHEME MEETING

INTRODUCTION

Shareholders are referred to the joint announcements released on 1 December 2004, 1 February 2005 and 8 February 2005 and the circular to shareholders dated 9 February 2005 relating to the scheme of arrangement in terms of section 311 of the Companies Act No. 61 of 1973, as amended, proposed by Liberty Life between Capital Alliance and its shareholders ("the scheme"), in terms of which Liberty Life will acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("scheme members").

SCHEME MEETING

At the meeting of scheme members ("scheme meeting") held today, the scheme was agreed to by scheme members holding 97.2% of the total number of shares that were voted at the scheme meeting.

As a result, the scheme was agreed to by the requisite majority of votes of scheme members.

OUTSTANDING SUSPENSIVE CONDITIONS TO THE SCHEME AND UPDATE ON THE SALIENT DATES THEREOF

Liberty Life and Capital Alliance shareholders" attention is drawn to the following updates on the suspensive conditions to which the scheme is subject:

the Competition Commission has recommended to the Competition Tribunal that the acquisition of Capital Alliance by Liberty Life be approved unconditionally; and

the Competition Tribunal has set a date of Thursday, 10 March 2005 for the hearing to approve the acquisition of Capital Alliance by Liberty Life.

The remaining outstanding regulatory approvals, including that of the Registrars of Long-term and Short-term Insurance, are expected to be received on or about 31 March 2005, after which:

application for the sanctioning of the scheme is expected to be made to The High Court of South Africa (Witwatersrand Local Division) ("Court") at 10:00 on Tuesday, 12 April 2005 or as soon thereafter as Counsel may be heard; and

the final remaining suspensive condition, being the registration of a certified copy of the Order of the Court sanctioning the scheme by the Registrar of Companies, is expected to take place on Wednesday, 13 April 2005.

As a result, no changes are anticipated at this stage to the salient dates as announced on Tuesday, 8 February 2005.

CHAIRMAN"S REPORT

Copies of the Chairman"s report on the scheme meeting will be available on request, free of charge, from Tuesday, 5 April 2005 to Monday, 11 April 2005 during normal business hours at the registered office of Capital Alliance, Capital Alliance Life Building, 162 Anderson Street, Johannesburg.

FURTHER ANNOUNCEMENT

A further announcement regarding the outstanding regulatory approvals, the outcome of the application to the Court and any update to the salient dates and

times relating to the implementation of the scheme will be published as and when appropriate.
Johannesburg
7 March 2005
Investment bank and transactional sponsor to Liberty Life
Standard Bank
Sponsor to Liberty Life
Merrill Lynch South Africa (Pty) Limited
Attorneys to Liberty Life
Werksmans Incorporated
(Registration number 1990/007215/21)
Investment bank to Capital Alliance
Investec Corporate Finance
Sponsor to Capital Alliance
Investec Bank Limited
Attorneys to Capital Alliance
Jowell Glyn & Marais Inc.
Reporting accountants to Capital Alliance
PricewaterhouseCoopers Inc
Independent adviser to the Capital Alliance Board
Rand Merchant Bank
A division of FirstRand Bank Limited
Date: 07/03/2005 03:24:40 PM Produced by the JSE SENS Department

2005-03-17 17:47:49
Liberty Life/ Capital Alliance -Competition Tribunal Ruling In Relation To The Proposed Scheme Of Arrangement Between Capital Alliance And Its Shareholders
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")
Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT
ISIN: ZAE000011904
("Capital Alliance")
COMPETITION TRIBUNAL RULING IN RELATION TO THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN CAPITAL ALLIANCE AND ITS SHAREHOLDERS
Shareholders are referred to the previous joint announcements relating to the scheme of arrangement in terms of section 311 of the Companies Act No. 61 of 1973, as amended, proposed by Liberty Life between Capital Alliance and its shareholders ("the scheme"), in terms of which Liberty Life will acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("scheme shares").
The Competition Tribunal today unconditionally approved the acquisition of the scheme shares by Liberty Life pursuant to the scheme.
A further announcement regarding the remaining outstanding regulatory approvals, including that of the Registrars of Long-term and Short-term Insurance, the outcome of the application to The High Court of South Africa (Witwatersrand Local Division) and an update to the salient dates and times relating to the implementation of the scheme will be published as and when appropriate.
Johannesburg
17 March 2005
Investment bank and transactional sponsor to Liberty Life
Standard Bank
Sponsor to Liberty Life
Merrill Lynch South Africa (Pty) Limited
Attorneys to Liberty Life
Werksmans Incorporated
(Registration number 1990/007215/21)
Investment bank to Capital Alliance
Investec Corporate Finance
Sponsor to Capital Alliance
Investec Bank Limited
Attorneys to Capital Alliance
Jowell Glyn & Marais Inc.
Reporting accountants to Capital Alliance
PricewaterhouseCoopers Inc.
Independent adviser to the Capital Alliance Board
Rand Merchant Bank
A division of FirstRand Bank Limited
Date: 17/03/2005 05:47:53 PM Produced by the JSE SENS Department

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000057360
("Liberty Life")

CAPITAL ALLIANCE
Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT ISIN: ZAE000011904
("Capital Alliance")

RESULTS OF SCHEME MEETING

1. INTRODUCTION

Shareholders are referred to the joint announcements released on 1 December 2004, 1 February 2005 and 8 February 2005 and the circular to shareholders dated 9 February 2005 relating to the scheme of arrangement in terms of section 311 of the Companies Act No. 61 of 1973, as amended, proposed by Liberty Life between Capital Alliance and its shareholders ("the scheme"), in terms of which Liberty Life will acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("scheme members").

2. SCHEME MEETING

At the meeting of scheme members ("scheme meeting") held today, the scheme was agreed to by scheme members holding 97.2% of the total number of shares that were voted at the scheme meeting.

As a result, the scheme was agreed to by the requisite majority of votes of scheme members.

3. OUTSTANDING SUSPENSIVE CONDITIONS TO THE SCHEME AND UPDATE ON THE SALIENT DATES THEREOF

Liberty Life and Capital Alliance shareholders' attention is drawn to the following updates on the suspensive conditions to which the scheme is subject:

- the Competition Commission has recommended to the Competition Tribunal that the acquisition of Capital Alliance by Liberty Life be approved unconditionally; and
- the Competition Tribunal has set a date of Thursday, 10 March 2005 for the hearing to approve the acquisition of Capital Alliance by Liberty Life.

The remaining outstanding regulatory approvals, including that of the Registrars of Long-term and Short-term Insurance, are expected to be received on or about 31 March 2005, after which:

- application for the sanctioning of the scheme is expected to be made to The High Court of South Africa (Witwatersrand Local Division) ("Court") at 10:00 on Tuesday, 12 April 2005 or as soon thereafter as Counsel may be heard; and
- the final remaining suspensive condition, being the registration of a certified copy of the Order of the Court sanctioning the scheme by the Registrar of Companies, is expected to take place on Wednesday, 13 April 2005.

As a result, no changes are anticipated at this stage to the salient dates as announced on Tuesday, 8 February 2005.

4. CHAIRMAN'S REPORT

Copies of the Chairman's report on the scheme meeting will be available on request, free of charge, from Tuesday, 5 April 2005 to Monday, 11 April 2005 during normal business hours at the registered office of Capital Alliance, Capital Alliance Life Building, 162 Anderson Street, Johannesburg.

5. FURTHER ANNOUNCEMENT

A further announcement regarding the outstanding regulatory approvals, the outcome of the application to the Court and any update to the salient dates and times relating to the implementation of the scheme will be published as and when appropriate.

Johannesburg
7 March 2005

Investment bank and transactional sponsor to Liberty Life
Standard Bank

Sponsor to Liberty Life
Merrill Lynch

Attorneys to Liberty Life
Werksmans Incorporated

Investment bank to Capital Alliance
Investec Corporate Finance

Sponsor to Capital Alliance
Investec Bank Limited

Attorneys to Capital Alliance
Bowell Glyn & Marais

Reporting accountants to Capital Alliance
PricewaterhouseCoopers
PricewaterhouseCoopers Inc

Independent adviser to the Capital Alliance Board
Rand Merchant Bank
Corporate Finance

2005-04-06 17:06:00
Liberty Group Limited - Dealing in securities by directors of listed companies
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ISIN Code: ZAE000057360
Dealing in securities by directors of listed companies
In compliance with paragraph 3.63 of the Listings Requirements of the JSE
Securities Exchange South Africa, the following information is disclosed:

Name of director:	H I Appelbaum
Name of company:	Liberty Group Limited
Class of securities:	Ordinary shares
Nature of transaction:	Sale of shares arising from the exercise of share options
Number of securities:	16 483
Date of transaction:	5 April 2005
Price per share:	R63,87
Total value of transaction:	R1 052 845.46
Nature and extent of director"s interest:	Direct Beneficial

Required approval obtained in terms paragraph 3.66 of the Listings Requirements.
Johannesburg
6 April 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 06/04/2005 05:06:02 PM Produced by the JSE SENS Department

2005-04-06 15:49:01
Liberty Group Limited - Increase In Issued Share Capital Arising From Implementation Of Share Options In Terms Of The Liberty Group Limited Share Option Scheme

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number : 1957/002788/06
Alpha code: LGL
Issuer code: LIBU
ISIN code: ZAE000057360

INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES

Notification is hereby given that Liberty Group Limited has issued 1 355 841 new ordinary shares of 10 cents each pursuant to the implementation of share options on 31 March 2005 in terms of the Liberty Group Limited Share Incentive Schemes. Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 7 April 2005.

The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the above issue is 277 948 748 shares of 10 cents each.

Johannesburg
6 April 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 06/04/2005 03:49:05 PM Produced by the JSE SENS Department

2005-04-06 15:49:46
Liberty Holdings Limited - Increase in issued share capital
LIBERTY HOLDINGS LIMITED
Incorporated in the Republic of South Africa
Registration number: 1968/002095/06
Alpha code: LBH
ISIN code: ZAE000004032
INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY HOLDINGS LIMITED EXECUTIVE SHARE OPTION SCHEME
Notification is hereby given that Liberty Holdings Limited has issued 28 300 new ordinary shares of 25 cents each pursuant to the implementation of share options in terms of the Liberty Holdings Limited Executive Share Option Scheme.
Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 7 April 2005.
The shares rank pari passu with the existing issued ordinary shares of Liberty Holdings Limited. The issued ordinary share capital of Liberty Holdings Limited after the above issue is 49 369 553 shares of 25 cents each.
Johannesburg
6 April 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 06/04/2005 03:49:49 PM Produced by the JSE SENS Department

2005-04-12 14:27:01

Liberty Life/ Capital Alliance - Scheme Of Arrangement Between Capital Allianc And Its Shareholders

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life")

Capital Alliance Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1952/000756/06)
Share code: CPT
ISIN: ZAE000011904
("Capital Alliance")

SCHEME OF ARRANGEMENT BETWEEN CAPITAL ALLIANCE AND ITS SHAREHOLDERS

Shareholders are referred to the previous joint announcements relating to the scheme of arrangement in terms of section 311 of the Companies Act No. 61 of 1973, as amended, proposed by Liberty Life between Capital Alliance and its shareholders ("the scheme"), in terms of which Liberty Life will acquire all the shares in the issued ordinary share capital of Capital Alliance, other than those already held by Liberty Life, Liberty Active Limited and Capital Alliance Special Finance (Proprietary) Limited ("scheme participants") for a consideration of R17.50 per share so acquired ("scheme consideration") and Capital Alliance will pay a final dividend of R1.00 to its shareholders ("final dividend").

Shareholders are advised that The High Court of South Africa (Witwatersrand Local Division) today granted an Order sanctioning the scheme ("the Order"). All regulatory approvals necessary to implement the scheme have been obtained and the final remaining suspensive condition, being the registration of a certified copy of the Order by the Registrar of Companies, is expected to take place on Wednesday, 13 April 2005.

The remaining salient dates and times in relation to the scheme are set out below.

Last day to trade to participate in the scheme, on	Friday, 15 April
Suspension of Capital Alliance"s listing on the JSE Securities Exchange South Africa ("JSE") from commencement of trade, on	Monday, 18 April
Participation record date on which scheme participants must be recorded in the register to be entitled to receive the scheme consideration and on which date Capital Alliance shareholders must be recorded in the register to be entitled to receive the final dividend, at 17:00 on	Friday, 22 April
Operative date of the scheme, on	Monday, 25 April
The final dividend and, against surrender of documents of title, the scheme consideration, are expected to be transferred or posted, as the case may be, to certificated Capital Alliance shareholders, on or within five business days, of	Monday, 25 April
In the case of shareholders who have dematerialised their Capital Alliance shares, safe custody accounts to be updated and accounts credited with the final dividend and the scheme consideration by the Central Securities Depository Participant or broker, on	Monday, 25 April
Termination of the listing of Capital Alliance	

shares on the JSE at commencement of trade, on Tuesday, 26 April
Capital Alliance shareholders may not dematerialise or rematerialise their
Capital Alliance shares after Friday, 15 April 2005.
Johannesburg
12 April 2005
Investment bank and transactional sponsor to Liberty Life
Standard Bank
Sponsor to Liberty Life
Merrill Lynch South Africa (Pty) Limited
Attorneys to Liberty Life
Werksmans Incorporated
(Registration number 1990/007215/21)
Investment bank to Capital Alliance
Investec Corporate Finance
Sponsor to Capital Alliance
Investec Bank Limited
Attorneys to Capital Alliance
Jowell Glyn & Marais Inc.
Reporting accountants to Capital Alliance
PricewaterhouseCoopers Inc
Independent adviser to the Capital Alliance Board
Rand Merchant Bank
A division of FirstRand Bank Limited
Date: 12/04/2005 02:27:07 PM Produced by the JSE SENS Department